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Contents

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-188595
Registration No. 333-189590

PROSPECTUS

5,000,000 Shares

Common Stock

        This is the initial public offering of shares of common stock of Esperion Therapeutics, Inc. All of the shares of common stock are being sold by Esperion Therapeutics, Inc.

        Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol "ESPR."

        We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

        Investing in our common stock involves a high degree of risk. Please read "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$14.00	$70,000,000
Underwriting discounts and commissions	$0.98	$4,900,000
Proceeds to us, before expenses(1)	$13.02	$65,100,000

(1)
See "Underwriting" for additional disclosure regarding underwriting commissions and expenses.

        We have granted the underwriters an option for a period of 30 days to purchase up to an additional 750,000 shares of common stock solely to cover over-allotments.

        Certain of our existing principal stockholders and their affiliated entities will purchase an aggregate of 1,172,140 shares of our common stock in this offering at the initial public offering price.

        Delivery of the shares is expected to be made on or about July 1, 2013.

Credit Suisse	Citigroup
JMP Securities	Stifel

The date of this prospectus is June 25, 2013.

        Through and including July 20, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates.

        "Esperion Therapeutics, Inc." is our trademark. Other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent permissible under applicable law, their rights thereto.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to "us," "our," "Esperion," "we," the "Company" and similar designations refer to Esperion Therapeutics, Inc.

Overview

        We are a biopharmaceutical company focused on the research, development and commercialization of therapies for the treatment of patients with elevated levels of low-density lipoprotein cholesterol (LDL-C) and other cardiometabolic risk factors. ETC-1002, our lead product candidate, is a novel, first in class, orally available, once-daily small molecule therapy designed to target known lipid and carbohydrate metabolic pathways to lower levels of LDL-C and to avoid many of the side effects associated with existing LDL-C lowering therapies. To date, we have treated 275 subjects in six completed clinical trials, including three Phase 2a trials. We own the exclusive worldwide rights to ETC-1002.

        Our founder, Executive Chairman and Chief Scientific Officer, Roger S. Newton, Ph.D., FAHA, co-discovered the statin marketed as Lipitor® (atorvastatin calcium), the most prescribed LDL-C lowering therapy in the world and the best-selling drug in the history of the pharmaceutical industry. We believe our management team has demonstrated expertise in understanding cholesterol biosynthesis and other related cardiometabolic pathways, the strengths and weaknesses of currently marketed therapies and the ability to recognize the potential of novel cholesterol regulating therapies.

        Statins are the current standard of care for LDL-C lowering for approximately 30 million patients in the United States. However, based upon a recent academic survey, we estimate that more than 2 million U.S. adults have discontinued statin therapy because of muscle pain or weakness. We also believe that because symptoms of muscle pain or weakness occur in up to 20% of patients on statin therapy in clinical practice, the size of the statin intolerant market is poised to grow if a novel non-statin therapy becomes available.

        On June 7, 2013, we reported top-line results for our Phase 2a clinical trial evaluating ETC-1002 as an LDL-C lowering agent specifically in patients with a history of intolerance to two or more statins. This clinical trial met its primary endpoint, demonstrating that ETC-1002 lowered LDL-C by an average of 32%. ETC-1002 was well tolerated and no patients treated with ETC-1002 discontinued the trial because of muscle pain or weakness. We expect to initiate a larger Phase 2b clinical trial in this targeted population by the end of 2013 and to report top-line results by the end of 2014. Our completed Phase 2a clinical trials have demonstrated significant average LDL-C reductions as high as 43% and reductions comparable to statins in levels of high sensitivity C-reactive protein, or hsCRP, a key marker of inflammation.

        We also intend to advance the development of ETC-1002 as a therapy for the approximately 11 million U.S. patients currently on statin therapy but who are unable to achieve their LDL-C goals. These patients, known as residual risk patients, remain at increased risk for cardiovascular disease. We are currently evaluating the efficacy and interaction of ETC-1002 and a 10 mg dose of atorvastatin calcium in an ongoing Phase 2a clinical trial, and we expect to initiate a larger Phase 2b clinical trial in this patient population by the end of 2013 and to report top-line results by the end of 2014.

ETC-1002

        ETC-1002 is a novel, first in class, orally available, once-daily LDL-C lowering small molecule therapy with unique dual mechanisms of action that have the potential to regulate both lipid and carbohydrate metabolism. ETC-1002 works by inhibiting ATP citrate lyase (ACL) and activating 5'-adenosine monophosphate-activated protein kinase (AMPK). Its regulation of ACL and AMPK is complementary, since both enzymes are known to play significant roles in the synthesis of cholesterol and glucose in the liver. By inhibiting cholesterol synthesis in the liver, ETC-1002 causes the liver to take up LDL particles from the blood, which reduces blood LDL-C levels.

        To date, we have studied ETC-1002 in six clinical trials. The results of our completed Phase 2a clinical trials are summarized below.

Patient Population	Average Reduction in LDL-C from Baseline	p-value
Elevated LDL-C and	Up to 32%	<0.0001
Statin Intolerant
Elevated LDL-C	Up to 27%	<0.0001
Type 2 Diabetes and	Up to 43%	<0.0001
Elevated LDL-C

        We have also demonstrated significant reductions in hsCRP in our completed clinical trials. Our post hoc analyses have further indicated that ETC-1002 could potentially have a beneficial effect on blood glucose, blood pressure and excess weight. Across all of our completed clinical trials, ETC-1002 has been well-tolerated and not associated with serious side effects. There have been no serious adverse events in ETC-1002 treated patients.

Populations of Interest

Statin Intolerant Market

        We are initially pursuing the clinical development of ETC-1002 as a therapy for patients with elevated levels of LDL-C, or hypercholesterolemia, who are statin intolerant. Various studies estimate that more than 50% of patients stop taking statins within one year of initiating treatment. Not surprisingly, poor statin adherence is associated with worse cardiovascular outcomes. Although several reasons are cited for poor adherence, muscle pain or weakness is the most common side effect experienced by statin users and the most common cause for discontinuing therapy.

        In addition to the 2 million U.S. adults who have discontinued statin therapy because of muscle pain or weakness, a significant proportion of patients still remain on statin therapy despite these side effects. A study published in the Journal of General Internal Medicine in August 2008 estimated that up to 20% of statin-treated patients in clinical practice complained of muscle pain.

        The most prescribed therapies for elevated LDL-C levels other than statins each reported average LDL-C lowering of up to 18% in pivotal clinical trials. We believe these modest LDL-C lowering capacities are often insufficient for most hypercholesterolemic patients to reach their LDL-C goals. We believe these points underscore the need for a safe and efficacious non-statin, oral, once-daily, small molecule LDL-C lowering therapy.

Residual Risk Market

        We also intend to continue the development of ETC-1002 as an add-on therapy for hypercholesterolemic patients who are unable to reach their recommended LDL-C goals despite the use of statin therapy. The severity of hypercholesterolemia in these patients, their level of residual cardiovascular disease risk and their therapeutic options all vary widely. Using data from the Centers for Disease Control and Prevention study, "Vital Signs: Prevalence, Treatment, and Control of High Levels of Low-Density Lipoprotein Cholesterol—United States, 1999 - 2002 and 2005 - 2008," we estimate that 70% of the 11 million residual risk patients in the United States, or 7.7 million people, are within 30% of their LDL-C goal. Based upon the clinical results we have observed to date, we believe that ETC-1002, if approved, could be a preferred therapeutic alternative for patients with residual risk, physicians and payors.

Our Strategy

        Our objective is to be a leader in the discovery, development and commercialization of novel therapies for the treatment of patients with hypercholesterolemia and other cardiometabolic risk factors. The core elements of our strategy include:

  •
  Rapidly advance the clinical development of ETC-1002 as a novel, first in class, orally available, once-daily, small molecule therapy for hypercholesterolemic patients who are statin intolerant. On June 7, 2013, we announced top-line efficacy and safety results from ETC-1002-006, our Phase 2a clinical trial in patients with elevated LDL-C and a history of intolerance to two or more statins. We plan to initiate a Phase 2b clinical trial in approximately 200 statin intolerant patients by the end of 2013 and plan to report its top-line results by the end of 2014.

  •
  Demonstrate ETC-1002's potential as an add-on therapy for residual risk patients, those who cannot achieve their LDL-C goals despite the use of statin therapy. In the third quarter of 2013, we expect to announce top-line efficacy and safety results from ETC-1002-007, our Phase 2 clinical trial using increasing doses of ETC-1002 as an add-on to a 10 mg dose of atorvastatin calcium. We plan to initiate a Phase 2b clinical trial in approximately 200 residual risk patients by the end of 2013 and plan to report its top-line results by the end of 2014. Residual risk patients in our Phase 2b clinical trial will receive multiple dose strengths of ETC-1002 in tandem with atorvastatin calcium.

  •
  Develop ETC-1002 for LDL-C lowering in targeted patient populations, and develop our other product candidates to treat cardiometabolic risk factors in additional patient populations. We may initiate additional clinical trials to explore ETC-1002 as a potential therapy for patients with multiple cardiometabolic risk factors, including elevated levels of hsCRP, blood glucose, blood pressure and excess weight.

  •
  Leverage the expertise of our experienced team of drug developers that are expert in the development of small molecule and biologic cholesterol regulating therapies. Esperion is led by Dr. Roger S. Newton who is joined by an experienced group of pre-clinical and clinical drug developers with prior success in the development of lipid regulating therapies. Our key strengths lie in our understanding of the biology of cholesterol biosynthesis and other complex metabolic pathways and our ability to discover and develop novel therapies to modulate targets in these pathways.

  •
  Maintain flexibility in commercializing and maximizing the value of our development programs. We may enter into strategic relationships with biotechnology or pharmaceutical companies to realize the full value of ETC-1002 or our other earlier-stage development programs.

Risks Affecting Us

        Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

  •
  We depend almost entirely on the success of one product candidate, ETC-1002, which is still in Phase 2 clinical development. We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, ETC-1002.

  •
  Positive results from ETC-1002-006, our recently completed Phase 2a clinical trial, may not necessarily be predictive of the results from ETC-1002-007, our ongoing Phase 2a clinical trial for which we expect to announce top-line efficacy and safety results in the third quarter of 2013. Similarly, positive results from Phase 1 and Phase 2 clinical trials of ETC-1002 are not necessarily predictive of the results of our planned Phase 2b and Phase 3 clinical trials of ETC-1002. If we cannot replicate the positive results from our Phase 1 and Phase 2 clinical trials of ETC-1002 in our Phase 2b and Phase 3 clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize ETC-1002.

  •
  Failures or delays in the commencement or completion of our Phase 2b or pivotal Phase 3 clinical trials of ETC-1002 could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.

  •
  We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

  •
  We are a development stage biopharmaceutical company with a limited operating history and have not generated any revenue from product sales. We have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

  •
  Changes in regulatory requirements, FDA guidance or unanticipated events during our Phase 2b or Phase 3 clinical trials of ETC-1002 may occur, which may result in changes to clinical trial protocols or additional clinical trial requirements, such as the initiation or completion of a cardiovascular outcomes study, which could result in increased costs to us and could delay our development timeline.

  •
  If we are unable to adequately protect our proprietary technology or maintain issued patents which are sufficient to protect ETC-1002, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

  •
  Our future success depends on our ability to retain both our founder, Executive Chairman and Chief Scientific Officer and our President and Chief Executive Officer, and to attract, retain and motivate qualified personnel.

  •
  Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant control over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Our Corporate Information

        We were founded in January 2008 by former executives of and investors in the original Esperion Therapeutics, Inc., a biopharmaceutical company, which was primarily focused on the research and development of therapies to regulate high-density lipoprotein cholesterol, or HDL-C. After successfully completing a Phase 2a clinical trial with its synthetic HDL therapy, the original Esperion was acquired by Pfizer Inc. in 2004. ETC-1002 was first discovered at the original Esperion and we subsequently acquired the rights to it from Pfizer in 2008. To date, we have raised approximately $57 million to develop ETC-1002.

        Our principal executive offices are located at 46701 Commerce Center Drive, Plymouth, Michigan 48170 and our telephone number is (734) 862-4840. Our website address is www.esperion.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Common stock offered by us	5,000,000 shares
Common stock to be outstanding after this offering	14,579,305 shares (15,329,305 shares if the underwriters exercise their over-allotment option to purchase additional shares in full)
Underwriters' option to purchase additional shares	We have granted a 30-day option to the underwriters to purchase up to an aggregate of 750,000 additional shares of common stock to cover over-allotments, if any.
Use of Proceeds
We estimate that we will receive net proceeds from this offering of $63.1 million based upon the initial public offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering to fund the clinical development of ETC-1002 through the completion of our currently anticipated Phase 2b clinical trials and end of Phase 2 meeting with the FDA, as well as for working capital and general corporate purposes, including funding the costs of operating as a public company. We expect to announce top-line results from our latest currently anticipated Phase 2b clinical trial by the end of 2014 and to have our end of Phase 2 meeting with the FDA in the first quarter of 2015. See "Use of Proceeds" for a more complete description of our intended use of the net proceeds from this offering.
Risk Factors	You should carefully read "Risk Factors" in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
NASDAQ Global Market Symbol	"ESPR"

        Certain of our existing principal stockholders, including Dr. Roger Newton and investment funds affiliated with Aisling Capital, Alta Partners, Domain Partners and Longitude Capital, have agreed to purchase an aggregate of 1,172,140 shares of our common stock in this offering at the initial public offering price.

        The number of shares of our common stock to be outstanding after this offering is based on 9,579,305 shares of our common stock outstanding as of May 31, 2013 and excludes:

  •
  696,924 shares of common stock issuable upon the exercise of stock options outstanding as of May 31, 2013 at a weighted-average exercise price of $2.09 per share;

  •
  277,690 shares of common stock issuable upon the exercise of warrants outstanding as of May 31, 2013 at an exercise price of $6.99 per share, which warrants prior to the closing of this offering are exercisable to purchase shares of Series A preferred stock; and

  •
  1,154,129 shares of common stock reserved for future issuance under our equity incentive plans as of the closing of this offering.

        Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

  •
  the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the closing of this offering;

  •
  the conversion of all of our outstanding shares of preferred stock, including (i) the 17,000,000 shares of Series A preferred stock issued on April 19, 2013 and (ii) the 6,750,000 shares of Series A-1 preferred stock issued on May 29, 2013, into an aggregate of 9,210,999 shares of common stock upon the closing of this offering;

  •
  no exercise by the underwriters of their option to purchase up to an additional 750,000 shares of common stock in this offering to cover over-allotments; and

  •
  a 1-for-6.986 reverse split of our common stock effected on June 11, 2013.

Summary Financial Data

        The following tables summarize the financial data for our business. You should read this summary financial data together with "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, all included elsewhere in this prospectus.

        We derived the statements of operations data for the years ended December 31, 2012 and 2011 from our audited financial statements included elsewhere in this prospectus. We derived the statements of operations data for the three months ended March 31, 2013 and 2012 and for the period from inception (January 22, 2008) to March 31, 2013 from our unaudited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and results for the three months ended March 31, 2013 are not necessarily indicative of results to be expected for the full year ending December 31, 2013.

	Years Ended December 31,
			Three Months Ended March 31,
					Period From January 22, 2008 (Inception) through March 31, 2013
	2012	2011	2013	2012
	(in thousands, except share and per share data)
Statement of Operations Data:
Grant income	$—	$—	$—	$—	$244
Operating expenses:
Research and development	7,998	7,807	2,093	1,557	29,506
General and administrative	2,206	2,357	1,251	633	12,701
Acquired in-process research and development	—	—	—	—	86

Total operating expenses	10,204	10,164	3,344	2,190	42,293

Loss from operations	(10,204)	(10,164)	(3,344)	(2,190)	(42,049)
Total other income (expense)	(1,538)	(653)	(895)	(259)	(4,165)

Net loss	$(11,742)	$(10,817)	$(4,239)	$(2,449)	$(46,214)

Per share information:
Net loss per share, basic and diluted	$(36.31)		$(12.24)

Weighted-average shares outstanding, basic and diluted	323,382		346,478

Pro forma net loss per share, basic and diluted (unaudited)(1)	$(3.13)		$(0.84)

Pro forma weighted-average shares outstanding, basic and diluted (unaudited)(1)	3,755,247 (2)		5,047,400 (3)

(1)
The calculations of the unaudited pro forma net loss per share, basic and diluted, assume the conversion of all of our outstanding shares of convertible preferred stock into shares of our common stock.

(2)
Excludes (i) the conversion of the convertible promissory notes that we issued in January, September and November of 2012, or the 2012 convertible promissory notes, into 16,623,092 shares of Series A preferred stock in February 2013, (ii) the issuance of 17,000,000 shares of Series A preferred stock on April 19, 2013, (iii) the conversion of the Pfizer Inc. convertible promissory note, or the Pfizer note, into 6,750,000 shares of Series A-1 preferred stock on May 29, 2013 and (iv) the exercise of warrants to purchase 1,940,000 shares of our Series A preferred stock.

(3)
Excludes (i) the issuance of 17,000,000 shares of Series A preferred stock on April 19, 2013, (ii) the issuance of 6,750,000 shares of Series A-1 preferred stock on May 29, 2013 and (iii) the exercise of warrants to purchase 1,940,000 shares of our Series A preferred stock.

        The table below presents a summary of our balance sheet data as of March 31, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis after giving effect to (i) the conversion of our shares of Series A preferred stock outstanding as of March 31, 2013 into an aggregate of 5,811,344 shares of common stock upon the completion of this offering, (ii) the receipt of $17.0 million of gross proceeds from the issuance of 17,000,000 shares of Series A preferred stock on April 19, 2013, (iii) the conversion of our shares of Series A preferred stock issued on April 19, 2013 into an aggregate of 2,433,437 shares of common stock upon completion of this offering, (iv) the conversion of the Pfizer note which had an outstanding balance, including accrued interest, of $7.8 million as of May 29, 2013 into 6,750,000 shares of Series A-1 preferred stock on May 29, 2013 and (v) the conversion of the shares of Series A-1 preferred stock issued on May 29, 2013 into an aggregate of 966,218 shares of common stock upon completion of this offering.

  •
  on a pro forma as adjusted basis to give further effect to (i) our sale in this offering of 5,000,000 shares of common stock at the initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,886	$20,886	$83,936
Working capital (deficit)	2,436	19,602	82,652
Total assets	5,265	22,265	85,315
Total convertible short-term debt	—	—	—
Total convertible long-term debt	7,529	—	—
Convertible preferred stock warrant liability	307	307	307
Convertible preferred stock	40,598	—	—
Deficit accumulated during the development stage	(46,214)	(46,323)	(46,323)
Total stockholders' (deficit) equity	(45,549)	19,744	82,794

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in our common stock. Any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we do not currently deem material may also impair our business operations.

Risks Related to our Business and the Clinical Development and Commercialization of ETC-1002

We depend almost entirely on the success of one product candidate, ETC-1002, which is still in Phase 2 clinical development. We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, ETC-1002.

        We currently have only one product candidate, ETC-1002, in clinical development, and our business depends almost entirely on its successful clinical development, regulatory approval and commercialization. We currently have no drug products for sale and may never be able to develop marketable drug products. ETC-1002, which is currently in Phase 2 clinical trials, will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence its commercialization. Our other product candidates are still in pre-clinical development stages. None of our product candidates have advanced into a pivotal study, and it may be years before such study is initiated, if ever. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through pre-clinical testing and clinical trials that the product candidate is safe and effective for use in each target indication. This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond the proceeds we raise in this offering. Of the large number of drugs in development in the United States, only a small percentage successfully complete the FDA regulatory approval process and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical programs, we cannot assure you that ETC-1002 or any other of our product candidates will be successfully developed or commercialized.

        We are not permitted to market ETC-1002 in the United States until we receive approval of a New Drug Application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from such countries. As a condition to submitting an NDA to the FDA for ETC-1002 regarding its ability to treat patients with hypercholesterolemia, we currently expect to complete two Phase 2b clinical trials, two pivotal Phase 3 clinical trials and one long-term safety study. We have not commenced any of these clinical trials. Obtaining approval of an NDA is a complex, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of ETC-1002 for many reasons, including, among others:

  •
  we may not be able to demonstrate that ETC-1002 is safe and effective in treating hypercholesterolemia to the satisfaction of the FDA;

  •
  the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA for marketing approval;

  •
  the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

  •
  the FDA may require that we conduct additional clinical trials, such as a cardiovascular outcomes study;

  •
  the FDA may not release its partial clinical hold on ETC-1002 to permit us to conduct a clinical trial for more than six months;

  •
  the FDA or the applicable foreign regulatory agency may not approve the formulation, labeling or specifications of ETC-1002;

  •
  the clinical research organization, or CRO, that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

  •
  the FDA may find the data from pre-clinical studies and clinical trials insufficient to demonstrate that ETC-1002's clinical and other benefits outweigh its safety risks;

  •
  the FDA may disagree with our interpretation of data from our pre-clinical studies and clinical trials;

  •
  the FDA may not accept data generated at our clinical trial sites;

  •
  if our NDA, if and when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

  •
  the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval or post-approval;

  •
  the FDA or the applicable foreign regulatory agency may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or

  •
  the FDA may change its approval policies or adopt new regulations.

        Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market ETC-1002. Moreover, because our business is almost entirely dependent upon this one product candidate, any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

Failures or delays in the commencement or completion of our Phase 2b or pivotal Phase 3 clinical trials of ETC-1002 could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.

        We have not commenced our Phase 2b or pivotal Phase 3 clinical trials. Successful completion of such clinical trials is a prerequisite to submitting an NDA to the FDA and, consequently, the ultimate approval and commercial marketing of ETC-1002. We do not know whether our Phase 2b or pivotal Phase 3 clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

  •
  the FDA may deny permission to proceed with Phase 3 clinical trials, including by not releasing its partial clinical hold on ETC-1002 to permit us to conduct a clinical trial for more than six months, or may place a clinical trial on hold;

  •
  delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

  •
  inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials;

  •
  difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site or sites;

  •
  challenges in recruiting and enrolling patients to participate in clinical trials or in a cardiovascular outcomes study, if one were to be required, including the size and nature of the patient population, the proximity of patients to clinical sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

  •
  severe or unexpected drug-related side effects experienced by patients in a clinical trial, including instances of muscle pain or weakness or other side effects previously identified in our completed clinical trials;

  •
  reports from pre-clinical or clinical testing of other cardiometabolic therapies that raise safety or efficacy concerns; and

  •
  difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to rigors of the trials, lack of efficacy, side effects, personal issues or loss of interest.

        Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a clinical trial, a data safety monitoring board, or DSMB, overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including, among others:

  •
  failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

  •
  inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold;

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  unforeseen safety issues, including any that could be identified in our ongoing pre-clinical carcinogenicity studies, adverse side effects or lack of effectiveness;

  •
  changes in government regulations or administrative actions;

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  problems with clinical supply materials; and

  •
  lack of adequate funding to continue the clinical trial.

Positive results from Phase 1 and Phase 2 clinical trials of ETC-1002 are not necessarily predictive of the results of our planned Phase 2b and Phase 3 clinical trials of ETC-1002. If we cannot replicate the positive results from our Phase 1 and Phase 2 clinical trials of ETC-1002 in our Phase 2b and Phase 3 clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize ETC-1002.

        Positive results from ETC-1002-006, our Phase 2a clinical trial, may not necessarily be predictive of the results from ETC-1002-007, our ongoing Phase 2a clinical trial for which we expect to announce top-line efficacy and safety results in the third quarter of 2013. Similarly, even if we are able to complete our planned Phase 2b and pivotal Phase 3 clinical trials of ETC-1002 according to our current development timeline, the positive results from our Phase 1 and Phase 2 clinical trials of ETC-1002 may not be replicated in our Phase 2b or pivotal Phase 3 clinical trial results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Our Phase 2b clinical trials will evaluate the safety and efficacy of ETC-1002 in statin-intolerant patients and as an add-on to existing statin treatments for patients with residual risk. We expect that our Phase 3 clinical trials will evaluate the safety and efficacy of ETC-1002 in these same patient populations. Nevertheless, the results from our Phase 2a clinical trials for ETC-1002, including ETC-1002-006 and ETC-1002-007, may not be predictive of the results we may obtain in our Phase 2b or Phase 3 clinical trials of ETC-1002. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain FDA approval. If we fail to produce positive results in our Phase 2b and Phase 3 clinical trials of ETC-1002, the development timeline and regulatory approval and commercialization prospects for our leading product candidate, and, correspondingly, our business and financial prospects, would be materially adversely affected.

We may need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

        Although we believe that the net proceeds from this offering will be sufficient to fund our operations through the completion of our currently anticipated Phase 2b clinical trials and end of Phase 2 meeting with the FDA, we will likely need to raise additional capital thereafter to continue to fund the further development of ETC-1002 and our operations. We expect to announce top-line results from our latest currently anticipated Phase 2b clinical trial in the fourth quarter of 2014 and to have our end of Phase 2 meeting with the FDA in the first quarter of 2015. Our future capital requirements may be substantial and will depend on many factors including:

  •
  the scope, size, rate of progress, results and costs of initiating and completing our Phase 2b clinical trials of ETC-1002 and our operating costs incurred as we conduct these trials and through our end of Phase 2 meeting with the FDA, for which we currently estimate that we will use substantially all of the net proceeds from this offering;

  •
  the scope, size, rate of progress, results and costs of initiating and completing our Phase 3 clinical program of ETC-1002, which currently includes two pivotal Phase 3 clinical trials and one long-term safety study, for which we only plan on using net proceeds from this offering to the extent they are available;

  •
  the cost, timing and outcome of our efforts to obtain marketing approval for ETC-1002 in the United States, including to fund the preparation and filing of an NDA with the FDA for ETC-1002 and to satisfy related FDA requirements;

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  the number and characteristics of any additional product candidates we develop or acquire;

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  the costs associated with commercializing ETC-1002 or any future product candidates if we receive marketing approval, including the cost and timing of developing sales and marketing capabilities or entering into strategic collaborations to market and sell ETC-1002 or any future product candidates;

  •
  the cost of manufacturing ETC-1002 or any future product candidates and any products we successfully commercialize; and

  •
  the costs associated with general corporate activities, such as the cost of filing, prosecuting and enforcing patent claims.

        Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval and commercialization of ETC-1002 and any future product candidates. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are unavailable to us on a timely basis, or at all, we may not be able to continue the development of ETC-1002 or any future product candidate, or to commercialize ETC-1002 or any future product candidate, if approved, unless we find a partner.

We are a development stage biopharmaceutical company with a limited operating history and have not generated any revenue from product sales. We have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

        We are a development stage company with a limited operating history on which to base your investment decision. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We were incorporated in January 2008. Our operations to date have been limited primarily to organizing and staffing our company and conducting research and development activities for ETC-1002. We have never generated any revenue from product sales. We have not obtained regulatory approvals for any of our product candidates. As such, we are subject to all the risks described in this prospectus incident to the development, regulatory approval and commercialization of new pharmaceutical products and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

        Since our inception, we have focused substantially all of our efforts and financial resources on developing ETC-1002, which is currently in Phase 2 clinical development. We have funded our operations to date through proceeds from sales of preferred stock and convertible debt and have incurred losses in each year since our inception. Our net losses were $4.2 million for the three months ended March 31, 2013, $11.7 million for the year ended December 31, 2012 and $10.8 million for the year ended December 31, 2011. As of March 31, 2013, we had an accumulated deficit of $46.2 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital. We expect our research and development expenses to significantly increase in connection with our additional clinical trials of ETC-1002 and development of any other product candidates we may choose to pursue. In addition, if we obtain marketing approval for ETC-1002, we will incur significant sales, marketing and outsourced manufacturing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Changes in regulatory requirements, FDA guidance or unanticipated events during our Phase 2b or Phase 3 clinical trials of ETC-1002 may occur, which may result in changes to clinical trial protocols or additional clinical trial requirements, such as the initiation or completion of a cardiovascular outcomes study, which could result in increased costs to us and could delay our development timeline.

        Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical trials may force us to amend clinical trial protocols or the FDA may impose additional clinical trial requirements. Amendments to our clinical trial protocols would require resubmission to the FDA and IRBs for review and approval, which may adversely impact the cost, timing or successful completion of a clinical trial. If we experience delays completing—or if we terminate—any of our Phase 2b or Phase 3 clinical trials, or if we are required to conduct additional clinical trials, such as a cardiovascular outcomes study, the commercial prospects for ETC-1002 may be harmed and our ability to generate product revenue will be delayed. If the FDA requires us to conduct a cardiovascular outcomes study, we may not be able to identify and enroll the requisite number of patients in that study. Even if we are successful in enrolling patients in a cardiovascular outcomes study, we may not ultimately be able to demonstrate that lowering LDL-C levels using ETC-1002 provides patients with an incremental lowering of cardiovascular disease risks and our failure to do so may delay or prejudice our ability to obtain FDA approval for ETC-1002. Our current development timeline for ETC-1002 does not contemplate the completion of a cardiovascular outcomes study. Any such study, if required, would be costly and time-consuming and, regardless of the outcome, would adversely affect our development timeline and financial condition.

Even if we receive marketing approval for ETC-1002, we may still face future development and regulatory difficulties.

        Even if we receive marketing approval for ETC-1002, regulatory authorities may still impose significant restrictions on ETC-1002's indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies, such as a cardiovascular outcomes study. ETC-1002 will also be subject to ongoing FDA requirements governing the labeling, packaging, storage and promotion of the product and recordkeeping and submission of safety and other post-market information. The FDA has significant post-market authority, including, for example, the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate serious safety risks related to the use of a drug. The FDA also has the authority to require, as part of an NDA or post-approval, the submission of a REMS. Any REMS required by the FDA may lead to increased costs to assure compliance with new post-approval regulatory requirements and potential requirements or restrictions on the sale of approved products, all of which could lead to lower sales volume and revenue.

        Manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practices and other regulations. If we or a regulatory agency discover problems with ETC-1002, such as adverse events of unanticipated severity or frequency, or problems with the facility where ETC-1002 is manufactured, a regulatory agency may impose restrictions on ETC-1002, the manufacturer or us, including requiring withdrawal of ETC-1002 from the market or suspension of manufacturing. If we, ETC-1002 or the manufacturing facilities for ETC-1002 fail to comply with applicable regulatory requirements, a regulatory agency may, among other things:

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  issue warning letters or untitled letters;

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  seek an injunction or impose civil or criminal penalties or monetary fines;

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  suspend or withdraw marketing approval;

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  suspend any ongoing clinical trials;

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  refuse to approve pending applications or supplements to applications submitted by us;

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  suspend or impose restrictions on operations, including costly new manufacturing requirements; or

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  seize or detain products, refuse to permit the import or export of products, or request that we initiate a product recall.

Even if we receive marketing approval for ETC-1002 in the United States, we may never receive regulatory approval to market ETC-1002 outside of the United States.

        We have not yet selected any markets outside of the United States where we intend to seek regulatory approval to market ETC-1002. In order to market any product outside of the United States, however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ from that required to obtain FDA approval. The marketing approval processes in other countries may implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair our ability to market ETC-1002 in such foreign markets. Any such impairment would reduce the size of our potential market, which could have a material adverse impact on our business, results of operations and prospects.

Even if we receive marketing approval for ETC-1002, it may not achieve broad market acceptance, which would limit the revenue that we generate from its sales.

        The commercial success of ETC-1002, if approved by the FDA or other regulatory authorities, will depend upon the awareness and acceptance of ETC-1002 among the medical community, including physicians, patients and healthcare payors. Market acceptance of ETC-1002, if approved, will depend on a number of factors, including, among others:

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  ETC-1002's demonstrated ability to treat statin intolerant patients with hypercholesterolemia and, if required by any applicable regulatory authority in connection with the approval for this or any other indication, to provide patients with incremental cardiovascular disease benefits, as compared with other available therapies;

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  the relative convenience and ease of administration of ETC-1002, including as compared with other treatments for patients with hypercholesterolemia;

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  the prevalence and severity of any adverse side effects such as muscle pain or weakness;

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  limitations or warnings contained in the labeling approved for ETC-1002 by the FDA;

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  availability of alternative treatments, including a number of competitive LDL-C lowering therapies already approved or expected to be commercially launched in the near future;

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  pricing and cost effectiveness;

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  the effectiveness of our sales and marketing strategies;

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  our ability to increase awareness of ETC-1002 through marketing efforts;

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  our ability to obtain sufficient third-party coverage or reimbursement; and

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  the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

        If ETC-1002 is approved but does not achieve an adequate level of acceptance by patients, physicians and payors, we may not generate sufficient revenue from ETC-1002 to become or remain profitable. Before granting reimbursement approval, healthcare payors may require us to demonstrate that, in addition to lowering elevated LDL-C levels, ETC-1002 also provides incremental cardiovascular disease benefits to patients. Our efforts to educate the medical community and third-party payors about the benefits of ETC-1002 may require significant resources and may never be successful.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell ETC-1002, we may not be able to generate any revenue.

        We do not currently have an infrastructure for the sales, marketing and distribution of pharmaceutical products. In order to market ETC-1002, if approved by the FDA or any other regulatory body, we must build our sales, marketing, managerial, and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, or if we are unable to do so on commercially reasonable terms, our business, results of operations, financial condition and prospects will be materially adversely affected.

Even if we obtain marketing approval for ETC-1002, physicians and patients using other LDL-C lowering therapies may choose not to switch to our product.

        Physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. In addition, patients often acclimate to the brand or type of therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies. If physicians or patients are reluctant to switch from existing therapies to ETC-1002, if approved, our operating results and financial condition would be materially adversely affected.

Guidelines and recommendations published by various organizations may adversely affect the use or commercial viability of ETC-1002, if approved.

        Government agencies issue regulations and guidelines directly applicable to us and to ETC-1002, including guidelines generally relating to therapeutically significant LDL-C levels. In addition, professional societies, practice management groups, private health or science foundations and other organizations involved in the research, treatment and prevention of various diseases from time to time publish guidelines or recommendations to the medical and patient communities. These various sorts of recommendations may relate to such matters as product usage and use of related or competing therapies. For example, organizations such as the American Heart Association have made recommendations about therapies in the cardiovascular therapeutics market. Changes to these existing recommendations or other guidelines advocating alternative therapies could result in decreased use of ETC-1002, if approved, which would adversely affect our results of operations.

Even if approved, reimbursement policies could limit our ability to sell ETC-1002.

        Market acceptance and sales of ETC-1002 will depend on reimbursement policies and may be affected by healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels for those medications. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that reimbursement will be available for ETC-1002 and, if reimbursement is available, the level of such reimbursement. Reimbursement may impact the demand for, or the price of, ETC-1002. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize ETC-1002.

        In some foreign countries, particularly in Canada and European countries, the pricing of prescription pharmaceuticals is subject to strict governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval and product launch. To obtain favorable reimbursement for the indications sought or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of ETC-1002 with other available therapies. If reimbursement for ETC-1002 is unavailable in any country in which we seek reimbursement, if it is limited in scope or amount, if it is conditioned upon our completion of additional clinical trials, or if pricing is set at unsatisfactory levels, our operating results could be materially adversely affected.

Our product development programs for candidates other than ETC-1002 may require substantial financial resources and may ultimately be unsuccessful.

        In addition to the development of ETC-1002, we may pursue development of our other two early-stage development programs. Neither of our other potential product candidates has commenced any clinical trials, and there are a number of FDA requirements that we must satisfy before we can commence clinical trials. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other two early-stage development programs may adversely affect our ability to continue development and commercialization of ETC-1002, and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. If we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA.

Recent federal legislation will increase pressure to reduce prices of pharmaceutical products paid for by Medicare, which could materially adversely affect our revenue, if any, and our results of operations.

        In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the scope of coverage and the price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may cause a similar reduction in payments from private payors. This legislation may pose an even greater risk to ETC-1002 than some other pharmaceutical products because a significant portion of the target patient population for ETC-1002 would likely be over 65 years of age and, therefore, many such patients will be covered by Medicare.

        In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the PPACA, became law in the United States. The goal of the PPACA is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the PPACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of ETC-1002, if approved, or any of our future products. In 2012, members of the U.S. Congress and some state legislatures sought to overturn certain provisions of the PPACA including those concerning the mandatory purchase of insurance. However, on June 28, 2012, the United States Supreme Court upheld the constitutionality of these provisions. Members of the U.S. Congress have since proposed a number of legislative initiatives, including possible repeal of the PPACA. We cannot predict the outcome or impact of current proposals or whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

        Finally, the availability of generic LDL-C lowering treatments may also substantially reduce the likelihood of reimbursement for branded counterparts or other competitive LDL-C lowering therapies, such as ETC-1002 if it is approved for commercial distribution. If we fail to successfully secure and maintain reimbursement coverage for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and our business will be harmed.

Recent federal legislation and actions by state and local governments may permit reimportation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results.

        We may face competition for ETC-1002, if approved, from cheaper LDL-C lowering therapies sourced from foreign countries that have placed price controls on pharmaceutical products. The MMA contains provisions that may change U.S. importation laws and expand pharmacists' and wholesalers' ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will pose no additional risk to the public's health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of Health and Human Services has so far declined to approve a reimportation plan. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop, including ETC-1002, and adversely affect our future revenues and prospects for profitability.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

        The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as ETC-1002 if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. If we receive marketing approval for ETC-1002 as a therapy for lowering LDL-C levels in statin intolerant patients with hypercholesterolemia, the first indication we intend to pursue, physicians may nevertheless prescribe ETC-1002 to their patients in a manner that is inconsistent with the approved label, potentially including as a therapy in addition to statins. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of ETC-1002, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Our market is subject to intense competition. If we are unable to compete effectively, our opportunity to generate revenue from the sale of ETC-1002, if approved, will be materially adversely affected.

        The LDL-C lowering therapies market is highly competitive and dynamic and dominated by the sale of statin treatments, including the cheaper generic versions of statins. We estimate that the total statin monotherapy and fixed combination market, including generic drugs, accounted for 69% of U.S. sales in the LDL-C lowering market in 2012. Our success will depend, in part, on our ability to obtain a share of the market, initially, for patients who are statin intolerant. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies, biotechnology firms, universities and other research institutions and government agencies. Other pharmaceutical companies may develop LDL-C lowering therapies for statin intolerant patients that compete with ETC-1002, if approved, that do not infringe the claims of our patents, pending patent applications or other proprietary rights, which could materially adversely affect our business and results of operations.

        Low-density lipoprotein cholesterol (LDL-C) lowering therapies currently on the market that would compete with ETC-1002 include the following:

  •
  Statins, such as Crestor® (rosuvastatin) and Lipitor, including their cheaper generic versions;

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  Cholesterol absorption inhibitors, such as Zetia® (ezetimibe), a monotherapy marketed by Merck & Co., and Welchol® (colesevelam), a bile acid sequestrant marketed by Daiichi Sankyo Inc.;

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  MTP inhibitors, such as JUXTAPID® (lomitapide), marketed by Aegerion Pharmaceuticals, Inc.;

  •
  Apo B Anti-Senses, such as KYNAMRO® (mipomersen), marketed by Genzyme Corp.;

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  Combination therapies, such as Vytorin® (ezetimibe and simvastatin), marketed by Merck & Co., Inc.; and

  •
  Other lipid-lowering monotherapies, such as Tricor® (fenofibrate) and Niaspan® (niacin extended release), and combination therapies, such as Advicor® (niacin extended release and lovastatin) and Simcor® (niacin and simvastatin), both of which are marketed by AbbVie, Inc.

        Several other pharmaceutical companies have other LDL-C lowering therapies in development that may be approved for marketing in the United States or outside of the United States. Based on publicly available information, we believe the current therapies in development that would compete with ETC-1002 include:

  •
  PCSK9 inhibitors, such as SAR236553/REGN727, a therapy in Phase 3 development being developed by Sanofi and Regeneron Pharmaceuticals, Inc., and AMG-145, a separate therapy in Phase 3 development being developed by Amgen Inc.; and

  •
  CETP inhibitors, such as MK-0859, a therapy that has completed a Phase IIb clinical trial and is being developed by Merck, and LY2484595, a therapy that is being developed by Eli Lilly & Company.

        Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience discovering and developing drug candidates, obtaining FDA and other marketing approvals of products and commercializing those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors' drugs may be more effective, or more effectively marketed and sold, than ETC-1002, if approved, and may render ETC-1002 obsolete or non-competitive before we can recover the expenses of developing and commercializing it. If approved, ETC-1002 may also compete with unapproved and off-label LDL-C lowering treatments, and following the expiration of additional patents covering the LDL-C lowering market, we may also face additional competition from the entry of new generic drugs. We anticipate that we will encounter intense and increasing competition as new drugs enter the market and advanced technologies become available. See "Business" in this prospectus for more information regarding these competitive products.

We face potential product liability exposure, and, if claims are brought against us, we may incur substantial liability.

        The use of ETC-1002 in clinical trials and the sale of ETC-1002, if approved, exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with ETC-1002. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, including as a result of interactions with alcohol or other drugs, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we become subject to product liability claims and cannot successfully defend ourselves against them, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

  •
  withdrawal of patients from our clinical trials;

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  substantial monetary awards to patients or other claimants;

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  decreased demand for ETC-1002 or any future product candidates following marketing approval, if obtained;

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  damage to our reputation and exposure to adverse publicity;

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  increased FDA warnings on product labels;

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  litigation costs;

  •
  distraction of management's attention from our primary business;

  •
  loss of revenue; and

  •
  the inability to successfully commercialize ETC-1002 or any future product candidates, if approved.

        We maintain product liability insurance coverage for our clinical trials with a $2 million annual aggregate coverage limit. Nevertheless, our insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses, including if insurance coverage becomes increasingly expensive. If and when we obtain marketing approval for ETC-1002, we intend to expand our insurance coverage to include the sale of commercial products; however, we may not be able to obtain this product liability insurance on commercially reasonable terms. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial, particularly in light of the size of our business and financial resources. A product liability claim or series of claims brought against us could cause our stock price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, business and prospects could be materially adversely affected.

We are subject to healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

        Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of ETC-1002, if approved. Our future arrangements with third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute ETC-1002, if we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

  •
  The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

  •
  The federal False Claims Act imposes criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

  •
  The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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  The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

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  The federal transparency requirements under the PPACA require manufacturers of drugs, devices, biologics, and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests.

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  Analogous state laws and regulations, such as state anti-kickback and false claims laws and transparency laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing.

        Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt our operations. If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our internal computer systems, or those of our third-party clinical research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our ETC-1002 development programs.

        Despite the implementation of security measures, our internal computer systems and those of our third-party clinical research organizations and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for ETC-1002 could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of ETC-1002 could be delayed.

Risks Related to our Intellectual Property

If we are unable to adequately protect our proprietary technology or maintain issued patents which are sufficient to protect ETC-1002, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

        Our commercial success will depend in part on our success obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

        As of May 31, 2013, Esperion's patent estate, including patents we own or license from third parties, on a worldwide basis, included approximately 15 issued United States patents and 6 pending United States patent applications and 6 issued patents and 25 pending patent applications in other foreign jurisdictions. Of our worldwide patents and pending applications, only a subset relates to our small molecule program which includes our lead product candidate, ETC-1002. ETC-1002 is claimed in U.S. Patent No. 7,335,799 that is scheduled to expire in December 2025, which includes 711 days of patent term adjustment, and may be eligible for a patent term extension period of up to 5 years. At least one pending United States patent application claims a method of treatment using ETC-1002. There are currently three issued patents and four pending applications in countries outside the United States that relate to ETC-1002.

        A second subset of this portfolio relates to our early-stage product candidate ESP41091. ESP41091 is claimed in U.S. Patent Nos. 7,119,221 and 7,405,226. Various methods of treatment using ESP41091 are claimed in U.S. Patent Nos. 8,153,690 and 8,309,604 and in at least one other pending application in the United States. There are currently two issued patents and four pending applications in countries outside the United States that relate to ESP41091.

        Our 4WF patent portfolio currently consists of 19 issued patents and pending patent applications in the United States and other foreign jurisdictions regarding apolipoprotein mixtures, dimeric oxidation-resistant apolipoprotein variants and oxidant resistant apolipoprotein A1 variants and mimetic peptides thereof.

        We cannot assure you that any of our patents have, or that any of our pending patent applications will mature into issued patents that will include, claims with a scope sufficient to protect ETC-1002 or our other product candidates. Others have developed technologies that may be related or competitive to our approach, and may have filed or may file patent applications and may have received or may receive patents that may overlap or conflict with our patent applications, either by claiming the same methods or formulations or by claiming subject matter that could dominate our patent position. The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, ex parte reexamination, or inter partes review proceedings, supplemental examination and challenges in district court. Patents may be subjected to opposition, post-grant review, or comparable proceedings lodged in various national and regional patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination, opposition, post-grant review, inter partes review, supplemental examination or revocation proceedings may be costly. Thus, any patents that we may own or exclusively license may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third-party receiving the patent right sought by us, which in turn could affect our ability to develop, market or otherwise commercialize ETC-1002.

        Furthermore, the issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If these developments were to occur, they could have a material adverse effect on our sales.

        Our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. Any litigation to enforce or defend our patent rights, if any, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

        In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable, or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If, in any proceeding, a court invalidated or found unenforceable our patents covering ETC-1002, our financial position and results of operations would be materially and adversely impacted. In addition, if a court found that valid, enforceable patents held by third parties covered ETC-1002, our financial position and results of operations would also be materially and adversely impacted.

        The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

  •
  any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect ETC-1002;

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  any of our pending patent applications will result in issued patents;

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  we will be able to successfully commercialize ETC-1002, if approved, before our relevant patents expire;

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  we were the first to make the inventions covered by each of our patents and pending patent applications;

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  we were the first to file patent applications for these inventions;

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  others will not develop similar or alternative technologies that do not infringe our patents;

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  any of our patents will be valid and enforceable;

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  any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

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  we will develop additional proprietary technologies or product candidates that are separately patentable; or

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  that our commercial activities or products will not infringe upon the patents of others.

        We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

        We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, contract manufacturers, vendors and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets.

        Moreover, because we acquired certain rights to our lead product candidate from Pfizer, we must rely on Pfizer's practices, and those of its predecessors, with regard to parties that may have had access to our trade secrets related thereto before our incorporation. Any party with whom we or they have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they disclose such trade secrets, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be harmed.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing ETC-1002, if approved.

        Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot assure you that our business, products and methods do not or will not infringe the patents or other intellectual property rights of third parties.

        The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that ETC-1002 or the use of our technologies infringes patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorney's fees if we are found to be willfully infringing another party's patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us and we could not obtain such a license, we may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing ETC-1002.

        Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

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  cease developing, selling or otherwise commercializing ETC-1002;

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  pay substantial damages for past use of the asserted intellectual property;

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  obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

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  redesign, or rename in the case of trademark claims, ETC-1002 to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

        Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

        The United States has recently enacted and is currently implementing the America Invents Act of 2011, wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the United States Patent and Trademark Office, or the U.S. PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

We could become dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing ETC-1002 or our other product candidates, if approved.

        In the future, we may enter into license(s) to third-party intellectual property that are necessary or useful to our business. Such license agreement(s) will likely impose various obligations upon us, and our licensor(s) have or may have the right to terminate the license thereunder in the event of a material breach or, in some cases, at will. Future licensor(s) may allege that we have breached our license agreement with them or decide to terminate our license at will, and accordingly seek to terminate our license. If successful, this could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize a product candidate or product, if approved, as well as harm our competitive business position and our business prospects.

We do not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

        Filing, prosecuting and defending patents on product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

        Our employees have been previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we are not aware of any claims currently pending against us, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of the former employers of our employees. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize ETC-1002, which would materially adversely affect our commercial development efforts.

Risks Related to our Dependence on Third Parties

We will be unable to directly control all aspects of our clinical trials due to our reliance on CROs and other third parties that assist us in conducting clinical trials.

        We will rely on CROs to conduct our Phase 2b and Phase 3 clinical trials for ETC-1002. As a result, we will have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through the clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

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  have staffing difficulties;

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  fail to comply with contractual obligations;

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  experience regulatory compliance issues;

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  undergo changes in priorities or become financially distressed; or

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  form relationships with other entities, some of which may be our competitors.

        These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control.

        Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements.

        Problems with the timeliness or quality of the work of any CRO may lead us to seek to terminate our relationship with any such CRO and use an alternative service provider. Making this change may be costly and may delay our clinical trials, and contractual restrictions may make such a change difficult or impossible to effect. If we must replace any CRO that is conducting our clinical trials, our clinical trials may have to be suspended until we find another CRO that offers comparable services. The time that it takes us to find alternative organizations may cause a delay in the commercialization of ETC-1002 or may cause us to incur significant expenses to replicate data that may be lost. Although we do not believe that any CRO on which we may rely will offer services that are not available elsewhere, it may be difficult to find a replacement organization that can conduct our clinical trials in an acceptable manner and at an acceptable cost. Any delay in or inability to complete our clinical trials could significantly compromise our ability to secure regulatory approval of ETC-1002 and preclude our ability to commercialize ETC-1002, thereby limiting or preventing our ability to generate revenue from its sales.

We rely completely on third-party suppliers to manufacture our clinical drug supplies for ETC-1002, and we intend to rely on third parties to produce commercial supplies of ETC-1002 and pre-clinical, clinical and commercial supplies of any future product candidate.

        We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of ETC-1002, or any future product candidates, for use in the conduct of our pre-clinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers to manufacture the active pharmaceutical ingredient and final drug for ETC-1002, or any future product candidates, must be approved by the FDA and other comparable foreign regulatory agencies pursuant to inspections that would be conducted after we submit our NDA or relevant foreign regulatory submission to the applicable regulatory agency.

        We do not control the manufacturing process of, and are completely dependent on, our contract manufacturers to comply with current Good Manufacturing Practices for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or applicable foreign regulatory agencies, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over our contract manufacturers' ability to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and products. As a result, failure to satisfy the regulatory requirements for the production of those materials and products may affect the regulatory clearance of our contract manufacturers' facilities generally. If the FDA or a comparable foreign regulatory agency does not approve these facilities for the manufacture of our product candidates or if it withdraws its approval in the future, we may need to find alternative manufacturing facilities, which would adversely impact our ability to develop, obtain regulatory approval for or market our product candidates.

If we do not establish successful collaborations, we may have to alter our development and commercialization plans for ETC-1002.

        Our drug development programs and commercialization plans for ETC-1002 will require substantial additional cash to fund expenses. We may develop and initially commercialize ETC-1002 in the United States without a partner. However, in order to pursue the broader residual risk market in the United States, we may also enter into a partnership or co-promotion arrangement with an established pharmaceutical company that has a larger sales force and we may enter into collaborative arrangements to develop and commercialize ETC-1002 outside of the United States. We will face significant competition in seeking appropriate collaborators and these collaboration agreements are complex and time-consuming to negotiate. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development or delay commercialization of ETC-1002 in certain geographies, reduce the scope of our sales or marketing activities, reduce the scope of our commercialization plans, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities outside of the United States on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all.

If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the commercialization of ETC-1002 could be delayed or terminated.

        We are not currently party to any collaborative arrangements for the commercialization of ETC-1002 or similar arrangements, although we may pursue such arrangements before any commercialization of ETC-1002 outside of the United States or to further commercialize ETC-1002 in the broader residual risk market in the United States, if approved. If we are successful in entering into collaborative arrangements for the commercialization of ETC-1002 or similar arrangements and any of our collaborative partners does not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such future collaboration partner were to breach or terminate its arrangements with us, the commercialization of ETC-1002 could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue commercialization of ETC-1002 on our own in such locations.

        Much of the potential revenue from future collaborations may consist of contingent payments, such as payments for achieving regulatory milestones or royalties payable on sales of drugs. The milestone and royalty revenue that we may receive under these collaborations will depend upon our collaborators' ability to successfully develop, introduce, market and sell new products. In addition, collaborators may decide to enter into arrangements with third parties to commercialize products developed under collaborations using our technologies, which could reduce the milestone and royalty revenue that we may receive, if any. Future collaboration partners may fail to develop or effectively commercialize products using our products or technologies because they:

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  decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite expertise, limited cash resources or specialized equipment limitations, or the belief that other drug development programs may have a higher likelihood of obtaining marketing approval or may potentially generate a greater return on investment;

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  decide to pursue other technologies or develop other product candidates, either on their own or in collaboration with others, including our competitors, to treat the same diseases targeted by our own collaborative programs;

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  do not have sufficient resources necessary to carry the product candidate through clinical development, marketing approval and commercialization; or

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  cannot obtain the necessary marketing approvals.

        Competition may negatively impact a partner's focus on and commitment to ETC-1002 and, as a result, could delay or otherwise negatively affect the commercialization of ETC-1002 outside of the United States or in the broader residual risk market in the United States. If future collaboration partners fail to develop or effectively commercialize ETC-1002 for any of these reasons, our sales of ETC-1002, if approved, may be limited, which would have a material adverse effect on our operating results and financial condition.

Risks Related to General Business, Employee Matters and Managing Growth

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

        We currently have 13 full-time employees and five part-time employees, and in connection with becoming a public company, we expect to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of ETC-1002. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize ETC-1002, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

Our future success depends on our ability to retain both our founder, Executive Chairman and Chief Scientific Officer and our President and Chief Executive Officer, and to attract, retain and motivate qualified personnel.

        We are highly dependent on Dr. Roger S. Newton, our founder, Executive Chairman and Chief Scientific Officer, and Tim M. Mayleben, our President and Chief Executive Officer. We have entered into employment agreements with Dr. Newton and Mr. Mayleben, but any employee may terminate his or her employment with us. Although we do not have any reason to believe that we will lose the services of either Dr. Newton or Mr. Mayleben in the foreseeable future, the loss of the services of either individual might impede the achievement of our research, development and commercialization objectives. We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Recruiting and retaining qualified scientific personnel and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

Our company lacks experience commercializing products, which may have a material adverse effect on our business.

        We will need to transition from a company with a development focus to a company capable of supporting commercial activities. We may be unsuccessful in making such a transition. Our company has never filed an NDA and has not yet demonstrated an ability to obtain marketing approval for or commercialize a product candidate. Therefore, our clinical development and regulatory approval process may involve more inherent risk, take longer, and cost more than it would if we were a company with a more significant operating history and had experience obtaining marketing approval for and commercializing a product candidate.

Our employees may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm our business.

        We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA and applicable non-U.S. regulators, provide accurate information to the FDA and applicable non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

In order to satisfy our obligations as a public company, we may need to hire qualified accounting and financial personnel with appropriate public company experience.

        As a newly public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and maintain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from product development efforts.

Risks Related to our Financial Position and Capital Requirements

We have not generated any revenue from ETC-1002 and may never be profitable.

        Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our lead product candidate, ETC-1002, and we do not know when, or if, we will generate any revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval of, and begin to sell, ETC-1002. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

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  initiate and successfully complete our Phase 2b clinical trials that meet their clinical endpoints;

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  initiate and successfully complete our Phase 3 clinical program;

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  initiate and successfully complete all safety studies required to obtain U.S. and foreign marketing approval for ETC-1002 as a treatment for patients with hypercholesterolemia;

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  commercialize ETC-1002, if approved, by developing a sales force or entering into collaborations with third parties; and

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  achieve market acceptance of ETC-1002 in the medical community and with third-party payors.

        Absent our entering into a collaboration or partnership agreement, we expect to incur significant sales and marketing costs as we prepare to commercialize ETC-1002. Even if we initiate and successfully complete our Phase 3 clinical program of ETC-1002, which includes two pivotal Phase 3 clinical trials and one long-term safety study, which each meet their clinical endpoints and ETC-1002 is approved for commercial sale, and despite expending these costs, ETC-1002 may not be a commercially successful drug. We may not achieve profitability soon after generating product sales, if ever. If we are unable to generate product revenue, we will not become profitable and may be unable to continue operations without continued funding.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

        We may seek additional capital through a combination of private and public equity offerings, debt financings, collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest in our company will be diluted. In addition, the terms of any such securities may include liquidation or other preferences that materially adversely affect your rights as a stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic partnerships and licensing arrangements with third parties, we may have to relinquish valuable rights to ETC-1002, our intellectual property, future revenue streams or grant licenses on terms that are not favorable to us.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. At the initial public offering price of $14.00 per share, purchasers of common stock in this offering will experience immediate dilution of approximately $8.32 per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute approximately 51.4% of the total amount invested by stockholders since inception but will only own approximately 34.3% of the shares of common stock outstanding. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See "Dilution" for a more detailed description of the dilution to new investors in the offering.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

        We have a limited operating history and have not commercialized any products or generated any revenue since our inception. We have incurred operating losses in each year since our inception. Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. As a result, for the fiscal year ended December 31, 2012, our independent registered public accounting firm has issued its report on our financial statements and has expressed substantial doubt about our ability to continue as a going concern. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until and unless the FDA or other applicable regulatory authorities approve ETC-1002 and we successfully commercialize ETC-1002. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations. Uncertainty surrounding our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Our ability to use our net operating loss carryforwards may be subject to limitation.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, changes in our ownership may limit the amount of our net operating loss carryforwards that could be utilized annually to offset our future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such limitation may significantly reduce our ability to utilize our net operating loss carryforwards before they expire. The closing of this offering, together with private placements and other transactions that have occurred since our inception, may trigger such an ownership change pursuant to Section 382. Any such limitation, whether as the result of this offering, prior private placements, sales of our common stock by our existing stockholders or additional sales of our common stock by us after this offering, could have a material adverse effect on our results of operations in future years. We have not completed a study to assess whether an ownership change for purposes of Section 382 has occurred, or whether there have been multiple ownership changes since our inception, due to the significant costs and complexities associated with such study.

We have operated as a private company and have no experience attempting to comply with public company reporting and other obligations. Taking steps to comply with these requirements will increase our costs and require additional management resources, and does not ensure that we will be able to satisfy them.

        As a newly public company, we will be required to comply with applicable provisions of the Sarbanes-Oxley Act of 2002, as well as other rules and regulations promulgated by the SEC and the NASDAQ Stock Market LLC, or NASDAQ, which will result in significant initial and continuing legal, accounting, administrative and other costs and expenses. The listing requirements of The NASDAQ Global Market require that we satisfy certain corporate governance requirements relating to director independence, distributing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements.

        After this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the SEC that generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an "emerging growth company" or, if before such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Please see the Risk Factor titled "We are an 'emerging growth company,' and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors" in this prospectus for more information regarding our status as an "emerging growth company."

        To date, we have never conducted a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to timely file accurate quarterly and annual reports with the SEC under the Securities Exchange Act of 1934, or the Exchange Act, as amended. In order to report our results of operations and financial statements on an accurate and timely basis, we will depend on CROs to provide timely and accurate notice of their costs to us. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from The NASDAQ Global Market or other adverse consequences that would materially harm our business.

Risks Related to the Securities Markets and Investment in our Common Stock

Market volatility may affect our stock price and the value of your investment.

        Following this offering, the market price for our common stock is likely to be volatile, in part because our common stock has not been previously traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

  •
  plans for, progress of or results from clinical or safety trials of ETC-1002;

  •
  the results from our Phase 2a clinical trial (ETC-1002-007), for which we expect to report top-line data in the third quarter of 2013;

  •
  the failure of the FDA to approve ETC-1002;

  •
  announcements of new products, technologies, commercial relationships, acquisitions or other events by us or our competitors;

  •
  the success or failure of other LDL-C lowering therapies;

  •
  regulatory or legal developments in the United States and other countries;

  •
  failure of ETC-1002, if approved, to achieve commercial success;

  •
  fluctuations in stock market prices and trading volumes of similar companies;

  •
  general market conditions and overall fluctuations in U.S. equity markets;

  •
  variations in our quarterly operating results;

  •
  changes in our financial guidance or securities analysts' estimates of our financial performance;

  •
  changes in accounting principles;

  •
  our ability to raise additional capital and the terms on which we can raise it;

  •
  sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

  •
  additions or departures of key personnel;

  •
  discussion of us or our stock price by the press and by online investor communities; and

  •
  other risks and uncertainties described in these risk factors.

        An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the initial offering price.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

        Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If securities or industry analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts cover our company, the trading price and volume of our stock would likely be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

We are an "emerging growth company," and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will remain an "emerging growth company" until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

You may not approve of the ways we use the net proceeds from this offering.

        We currently intend to use the net proceeds from this offering to fund our future clinical trials of ETC-1002 and general corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from our current intended use. As such, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant control over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

        Immediately following the completion of this offering, and disregarding any shares of common stock that they purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders and their affiliates, including Dr. Newton, investment funds affiliated with Aisling Capital, or Aisling, investment funds affiliated with Alta Partners, or Alta, investment funds affiliated with Domain Partners, or Domain, and investment funds affiliated with Longitude Capital, or Longitude, will represent beneficial ownership, in the aggregate, of approximately 67.0% of our outstanding common stock, assuming no exercise of the underwriters' option to acquire additional common stock in this offering. As a result, these stockholders, if they act together, will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

  •
  delaying, deferring or preventing a change of control of us;

  •
  impeding a merger, consolidation, takeover or other business combination involving us; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

        Please see "Principal Stockholders" in this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, even one that may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have never declared or paid any cash dividend on our common stock and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which you purchased them.

Future sales of our common stock may cause our stock price to decline.

        Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

        Upon completion of this offering, there will be 14,579,305 shares of our common stock outstanding. Of these, 5,000,000 shares are being sold in this offering (or 5,750,000 shares, if the underwriters exercise their option in full) and will be freely tradable immediately after this offering and the remaining 9,579,305 shares may be sold upon expiration of lock-up agreements six months after the date of this offering (subject in some cases to volume limitations). In addition, after issuing stock options to our non-employee directors upon the effectiveness of the registration statement of which this prospectus is a part, in accordance with our non-employee director compensation policy, we will have outstanding options to purchase 696,924 shares of common stock and 277,690 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock. If these options or warrants are exercised, additional shares will become available for sale upon expiration of the lock-up agreements. A large portion of these shares, options and warrants are held by a small number of persons and investment funds. Moreover, after this offering, Aisling, Alta, Domain, Longitude, Pfizer, Dr. Newton and certain of our executive officers will have rights, subject to some conditions, to require us to file registration statements covering the shares of our common stock they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders. Please see "Description of Capital Stock—Registration Rights" in this prospectus for more information regarding these registration rights.

        We also intend to register all the shares of common stock that we may issue under our equity incentive plans. Effective upon the effectiveness of the registration statement of which this prospectus is a part, an aggregate of 1,154,129 shares of our common stock have been reserved for future issuance under these plans. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of sales that may occur in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, including our clinical development plans, or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, including in relation to the clinical development of ETC-1002, to be materially different from any future results, performance or achievements, including in relation to the clinical development of ETC-1002, expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

  •
  our ability to obtain regulatory approval for ETC-1002;

  •
  the timing and outcome of our Phase 2 clinical trials of ETC-1002;

  •
  the timing and outcome of our Phase 3 clinical program of ETC-1002, including two Phase 3 clinical trials and one long-term safety study;

  •
  our ability to replicate positive results from a completed clinical trial in a future clinical trial;

  •
  our ability to fund our development programs with existing capital or our ability to raise additional capital in the future;

  •
  the potential benefits, effectiveness or safety of ETC-1002, including as compared to statins, the standard of care for LDL-C lowering therapies, other currently available therapies or therapies in development;

  •
  our ability to respond and adhere to changes in regulatory requirements, including any requirement to conduct additional, unplanned clinical trials, such as a cardiovascular outcomes study in connection with our pursuit of ETC-1002 as an LDL-C lowering therapy in the statin intolerant or other patient populations;

  •
  the progress, timing and amount of expenses associated with our development of ETC-1002;

  •
  guidelines relating to LDL-C levels and cardiovascular risk that are generally accepted within the medical community, including any future changes to such guidelines;

  •
  reimbursement policies, including any future changes to such policies or related government legislation, and their impact on our ability to sell ETC-1002, if approved;

  •
  the accuracy of our estimates of the size and growth potential of the statin intolerant market and the rate and degree of ETC-1002's market acceptance, if it is approved;

  •
  our ability to obtain and maintain intellectual property protection for ETC-1002 without infringing on the intellectual property rights of others;

  •
  the loss of any of our key scientific or management personnel;

  •
  our intention to seek to establish strategic relationships or partnerships; and

  •
  our ability to compete with other companies that are, or may be, developing or selling products that may compete with ETC-1002, if approved.

        In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other similar terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and that could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

        The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of 5,000,000 shares of common stock in this offering will be approximately $63.1 million based upon the initial public offering price of $14.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $72.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to obtain additional capital to support our operations and continued development of ETC-1002, to establish a public market for our common stock and to facilitate our future access to the public capital markets.

        We estimate that we will use the net proceeds from this offering as follows:

  •
  approximately $29.0 million to fund development costs associated with clinical studies and related operations of our Phase 2b program of ETC-1002 and for costs associated with our end of Phase 2 meeting with the FDA;

  •
  approximately $12.0 million to fund development costs associated with non-clinical studies and related activities for ETC-1002; and

  •
  the remainder for general corporate purposes, including internal development costs, working capital, general administrative costs and the prosecution and maintenance of our intellectual property.

        We do not currently have commitments for pre-clinical activities related to ESP41091 or 4WF and we do not currently expect to use any of the net proceeds from this offering for these purposes; however, to the extent available after funding the development of ETC-1002 through our end of Phase 2 meeting with the FDA and not otherwise allocated to initiate our intended Phase 3 clinical program of ETC-1002 or required for general corporate purposes, we may elect to undertake IND-enabling studies of 4WF or ESP41091, which we estimate would cost approximately $9.0 million and $5.0 million, respectively.

        We expect to announce top-line results from our latest currently anticipated Phase 2b clinical trial in the fourth quarter of 2014 and to have our end of Phase 2 meeting with the FDA in the first quarter of 2015. Based upon our currently anticipated Phase 2 clinical trials, we believe we will have sufficient resources to initiate our intended Phase 3 clinical program of ETC-1002 in a statin intolerant population, although we will need to raise additional capital to complete it.

        As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research and development efforts, the progress of our clinical trials, our operating costs and capital expenditures and the other factors described under "Risk Factors" in this prospectus. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above.

        Pending these uses, we intend to invest the net proceeds in high quality, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold them as cash.

 DIVIDEND POLICY

        We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis after giving effect to (i) the conversion of our shares of Series A preferred stock outstanding as of March 31, 2013 into an aggregate of 5,811,344 shares of common stock upon the completion of this offering, (ii) the issuance of 17,000,000 of our shares of Series A preferred stock on April 19, 2013 and the conversion thereof into an aggregate of 2,433,437 shares of common stock upon completion of this offering, (iii) the receipt of $17.0 million of gross proceeds from the issuance of shares of Series A preferred stock on April 19, 2013 and (iv) the conversion of the Pfizer note, which had an outstanding balance, including accrued interest, of $7.8 million as of May 29, 2013, into 6,750,000 shares of our Series A-1 preferred stock on May 29, 2013 and the conversion thereof into an aggregate of 966,218 shares of common stock upon completion of this offering; and

  •
  on a pro forma as adjusted basis to give further effect to (i) our sale in this offering of            shares of common stock at the initial public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

        You should read the following table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and the financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$3,886	$20,886	$83,936

Long-term debt	$7,529	$—	$—
Series A preferred stock $0.001 par value per share; 42,538,092 shares authorized and 40,598,092 shares issued and outstanding, actual; 59,538,092 shares authorized and no shares issued and outstanding, pro forma; no shares authorized and no shares issued and outstanding, pro forma as adjusted	40,598	—	—
Series A-1 preferred stock $0.001 par value per share; 7,862,283 shares authorized and no shares issued and outstanding, actual; 7,862,283 shares authorized and no shares issued and outstanding, pro forma; no shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—	—

Preferred stock
$0.001 par value per share; no shares authorized and no shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted

Common stock $0.001 par value per share; 58,220,375 shares authorized and 346,478 shares issued and outstanding, actual; 75,220,375 shares authorized and 9,557,477 shares issued and outstanding, pro forma; and 120,000,000 shares authorized and 14,557,477 shares issued and outstanding, pro forma as adjusted	—	10	15
Additional paid-in capital	665	66,057	129,102
Accumulated deficit	(46,214)	(46,323)	(46,323)

Total capitalization	$(4,951)	$19,744	$82,794

        The actual, pro forma and pro forma as adjusted information set forth in the table excludes (i) 610,772 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013 with a weighted-average exercise price of $1.87 per share, (ii) 277,690 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2013 at an exercise price of $6.99 per share, which warrants are exercisable to purchase shares of Series A preferred stock prior to the closing of this offering and (iii) 1,154,129 shares of common stock reserved for future issuance under our equity incentive plans as of the closing of this offering.

DILUTION

        If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering.

        The net tangible book value of our common stock as of March 31, 2013 was a deficit of $5.0 million, or $14.44 per share. Net tangible book value per share represents our total tangible assets less our total tangible liabilities, divided by the number of shares of common stock outstanding on March 31, 2013. The pro forma net tangible book value of our common stock as of March 31, 2013 was $19.7 million, or approximately $2.06 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, as of March 31, 2013, after giving effect to (i) the conversion of our shares of Series A preferred stock outstanding as of March 31, 2013 into an aggregate of 5,811,344 shares of common stock upon the completion of this offering, (ii) the receipt of $17.0 million of gross proceeds from the issuance of shares of Series A preferred stock on April 19, 2013, (iii) the conversion of our shares of Series A preferred stock issued on April 19, 2013 into an aggregate of 2,433,437 shares of common stock upon completion of this offering, (iv) the conversion of the Pfizer note, which had an outstanding balance, including accrued interest, of $7.8 million as of May 29, 2013, into 6,750,000 shares of Series A-1 preferred stock on May 29, 2013 and (v) the conversion of the shares of Series A-1 preferred stock issued on May 29, 2013 into an aggregate of 966,218 shares of common stock upon completion of this offering.

        Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of 5,000,000 shares of our common stock in this offering at the initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been $82.7 million, or $5.68 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $3.62 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $8.32 per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

        The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$14.00
Pro forma net tangible book value per share as of March 31, 2013	$2.06
Increase per share attributable to new investors	$3.62

Pro forma as adjusted net tangible book value per share at March 31, 2013 after giving effect to the offering		$5.68

Dilution per share to new investors		$8.32

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value would be $6.04 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $8.68 per share.

        The following table summarizes, on a pro forma basis, as of March 31, 2013, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors at the initial public offering price of $14.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration
					Avg price / share
	Number	Percent	Amount	Percent
Existing stockholders	9,557,477	65.7%	$66,066,386	48.6%	$6.91
New investors	5,000,000	34.3	70,000,000	51.4	14.00

Total	14,557,477	100.0%	$136,066,386	100.0%	$9.35

        The above discussion and tables are based on (i) 6,157,822 shares of common stock issued and outstanding as of March 31, 2013, including the conversion of all then outstanding shares of preferred stock into an aggregate of 5,811,344 shares of common stock upon completion of this offering, (ii) 2,433,437 shares of common stock into which the shares of Series A preferred stock issued on April 19, 2013 will be converted upon completion of this offering and (iii) 966,218 shares of common stock into which the shares of Series A-1 preferred stock issued on May 29, 2013 will be converted upon completion of this offering, and excludes:

  •
  610,772 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013 at a weighted-average exercise price of $1.87 per share;

  •
  277,690 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2013 at an exercise price of $6.99 per share, which warrants prior to the closing of this offering are exercisable to purchase shares of Series A preferred stock; and

  •
  1,154,129 shares of common stock reserved for future issuance under our equity incentive plans as of the closing of this offering.

        Certain of our existing principal stockholders and their affiliated entities will purchase an aggregate of 1,172,140 shares of our common stock in this offering at the initial public offering price. The foregoing discussion and tables do not reflect any purchases by these existing stockholders or their affiliated entities. After giving effect to the purchase of shares in this offering by these existing stockholders, based on the initial public offering price of $14.00 per share, our existing stockholders will hold 73.7% of our common stock outstanding after this offering, or 70.1% if the underwriters' option to purchase additional shares is exercised in full.

        To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital in the future due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

        You should read the following selected historical consolidated financial data below together with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included elsewhere in this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

        We derived the statements of operations data for the years ended December 31, 2012 and 2011 and the balance sheet data as of December 31, 2012 and 2011, from our audited financial statements included elsewhere in this prospectus. We derived the statements of operations data for the three months ended March 31, 2013 and 2012 and the balance sheet data as of March 31, 2013 and 2012 from our unaudited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,		Three Months Ended March 31,
					Period From January 22, 2008 (Inception) through March 31, 2013
	2012	2011	2013	2012
	(in thousands, except share and per share data)
Statement of Operations Data:
Grant income	$—	$—	$—	$—	$244
Operating expenses:
Research and development	7,998	7,807	2,093	1,557	29,506
General and administrative	2,206	2,357	1,251	633	12,701
Acquired in-process research and development	—	—	—	—	86

Total operating expenses	10,204	10,164	3,344	2,190	42,293

Loss from operations	(10,204)	(10,164)	(3,344)	(2,190)	(42,049)
Total other income (expense)	(1,538)	(653)	(895)	(259)	(4,165)

Net loss	$(11,742)	$(10,817)	$(4,239)	$(2,449)	$(46,214)

Per share information:
Net loss per share, basic and diluted	$(36.31)		$(12.24)

Weighted-average shares outstanding, basic and diluted	323,382		346,478

Pro forma net loss per share, basic and diluted (unaudited)(1)	$(3.13)		$(0.84)

Pro forma weighted-average shares outstanding, basic and diluted (unaudited)(1)	3,755,247 (2)		5,047,400 (3)

(1)
The calculations of the unaudited pro forma net loss per share, basic and diluted, assume the conversion of all of our outstanding shares of convertible preferred stock into shares of our common stock.

(2)
Excludes (i) the conversion of the 2012 convertible promissory notes into 16,623,092 shares of Series A preferred stock in February 2013, (ii) the issuance of 17,000,000 shares of Series A preferred stock on April 19, 2013, (iii) the issuance of 6,750,000 shares of Series A-1 preferred stock on May 29, 2013 and (iv) the exercise of warrants to purchase 1,940,000 shares of our Series A preferred stock.

(3)
Excludes (i) the issuance of 17,000,000 shares of Series A preferred stock on April 19, 2013, (ii) the issuance of 6,750,000 shares of Series A-1 preferred stock on May 29, 2013 and (iii) the exercise of warrants to purchase 1,940,000 shares of our Series A preferred stock.

        The table below presents a summary of our balance sheet data as of December 31, 2012 and 2011:

	As of December 31,		As of March 31,
	2012	2011	2013	2012
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,512	$1,571	$3,886	$4,879
Working capital (deficit)	(10,035)	525	2,436	(1,879)
Total assets	7,312	2,180	5,265	5,461
Total convertible short-term debt	15,241	—	—	6,000
Total convertible long-term debt	7,529	6,897	7,529	6,897
Convertible preferred stock warrant liability	265	—	307	—
Convertible preferred stock	23,975	23,975	40,598	23,975
Deficit accumulated during the development stage	(41,975)	(30,233)	(46,214)	(32,682)
Total stockholders' deficit	(41,365)	(30,032)	(45,549)	(32,464)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Corporate Overview

        We are a biopharmaceutical company focused on the research, development and commercialization of therapies for the treatment of patients with elevated levels of LDL-C and other cardiometabolic risk factors. ETC-1002, our lead product candidate, is a novel, first in class, orally available, once-daily LDL-C lowering small molecule therapy designed to target known lipid and carbohydrate metabolic pathways to lower levels of LDL-C and to avoid many of the side effects associated with existing LDL-C lowering therapies. We own the exclusive worldwide rights to ETC-1002 and our other product candidates.

        We were incorporated in Delaware in January 2008 and commenced our operations in April 2008. Since our inception, we have devoted substantially all of our resources to developing ETC-1002 and our other product candidates, business planning, raising capital and providing general and administrative support for these operations. To date, we have funded our operations primarily through the issuance of preferred stock, convertible promissory notes and warrants to purchase shares of preferred stock. From inception through May 31, 2013, we raised $56.7 million from such transactions.

        We are a development stage company and do not have any products approved for sale. To date, we have not generated any revenue. We have never been profitable and, from inception to December 31, 2012, our losses from operations have been $38.7 million. Our net losses were approximately $11.7 million and $10.8 million for the years ended December 31, 2012 and 2011, respectively, and $4.2 million and $2.5 million for the three months ended March 31, 2013 and 2012, respectively. Substantially all of our net losses resulted from costs incurred in connection with research and development programs and from general and administrative costs associated with our operations. We expect to incur significant expenses and increasing operating losses for the foreseeable future. We expect our expenses to increase in connection with our ongoing activities, including, among others:

  •
  conducting additional clinical trials of ETC-1002 to complete its development;

  •
  seeking regulatory approval for ETC-1002;

  •
  commercializing ETC-1002; and

  •
  operating as a public company.

        Accordingly, we will need additional financing to support our continuing operations. We will seek to fund our operations through public or private equity or debt financings or through other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a material adverse effect on our financial condition and our ability to pursue our business strategy or continue operations. We will need to generate significant revenues to achieve profitability, and we may never do so.

Product Overview

        ETC-1002, our lead product candidate, is a novel, first in class, orally available, once-daily LDL-C lowering small molecule therapy designed to target known lipid and carbohydrate metabolic pathways to lower levels of LDL-C and to avoid many of the side effects associated with existing LDL-C lowering therapies. We acquired the rights to ETC-1002 from Pfizer in 2008. We own the exclusive worldwide rights to ETC-1002 and we are not obligated to make any royalty or milestone payments to Pfizer. In 2011, we incurred $4.6 million in expenses related to our Phase 1b Multiple Dose Tolerance trial (ETC-1002-004), our Phase 2a Lipid Proof-of-Concept clinical trial (ETC-1002-003) and our Phase 2a Glucose Proof-of-Concept clinical trial (ETC-1002-005). In 2012, we incurred $5.8 million in expenses related to our Phase 2a Glucose Proof-of-Concept clinical trial and our Phase 2a clinical trials (ETC-1002-006 and ETC-1002-007). We also have two other early-stage programs in pre-clinical development. We licensed one of these candidates from The Cleveland Clinic Foundation, or CCF, and are obligated to make certain royalty and milestone payments (consisting of cash and common stock) to CCF, including a minimum annual cash payment of $50,000 during years when a milestone payment is not met. No milestone or royalty payments will be due to any third-party in connection with the development and commercialization of our other pre-clinical product candidate.

Financial Operations Overview

Revenue

        To date, we have not generated any revenue, other than grant income. In the future, we may generate revenue from the sale of ETC-1002 or our other product candidates. If we fail to complete the development of ETC-1002 or our other product candidates, our ability to generate future revenue, and our results of operations and financial position will be adversely affected.

Research and Development Expenses

        Since our inception, we have focused our resources on our research and development activities, including conducting pre-clinical studies and clinical trials. Our research and development expenses consist primarily of costs incurred in connection with the development of ETC-1002, which include:

  •
  expenses incurred under agreements with consultants, contract research organizations, or CROs, and investigative sites that conduct our pre-clinical and clinical trials;

  •
  the cost of acquiring, developing and manufacturing clinical trial materials;

  •
  employee-related expenses, including salaries, benefits, stock-based compensation and travel expenses;

  •
  allocated expenses for rent and maintenance of facilities, insurance and other supplies; and

  •
  costs related to compliance with regulatory requirements.

        We expense research and development costs as incurred. To date, substantially all of our research and development work has been related to ETC-1002. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or information provided to us by our vendors. Our direct research and development expenses consist principally of external costs, such as fees paid to investigators, consultants, central laboratories and clinical research organizations, or CROs, in connection with our clinical trials. We do not allocate acquiring and manufacturing clinical trial materials, salaries, stock-based compensation, employee benefits or other indirect costs related to our research and development function to specific programs. These indirect expenses are included in "Other" in the table below.

	Years Ended December 31,		Three Months Ended March 31,
					Period From January 22, 2008 (Inception) through March 31, 2013
	2012	2011	2013	2012
	(in thousands)
Direct research and development expenses by program:
ETC-1002	$5,778	$4,545	$1,671	$879	$19,734
ESP41091	2	181	—	—	183
4WF	16	913	—	10	1,741
Other	2,202	2,168	422	668	7,848

Total research and development	$7,998	$7,807	$2,093	$1,557	$29,506

        Our research and development expenses are expected to increase in the foreseeable future. Our costs associated with ETC-1002 will increase as we conduct our Phase 2b clinical trials and initiate our Phase 3 clinical trials. We cannot determine with certainty the duration and completion costs associated with the ongoing or future clinical trials of ETC-1002. Also, we cannot conclude with certainty if, or when, we will generate revenue from the commercialization and sale of ETC-1002 or our other product candidates that obtain regulatory approval, if ever. We may never succeed in obtaining regulatory approval for any of our product candidates, including ETC-1002. The duration, costs and timing associated with the development and commercialization of ETC-1002 and our other product candidates will depend on a variety of factors, including uncertainties associated with the results of our clinical trials and our ability to obtain regulatory approval. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development or post-commercialization clinical trials of ETC-1002, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development or post-commercialization clinical trials of ETC-1002.

General and Administrative Expenses

        General and administrative expenses primarily consist of salaries and related costs for personnel, including stock-based compensation and travel expenses, associated with our executive, accounting and finance, operational and other administrative functions. Other general and administrative expenses include facility related costs, communication expenses and professional fees for legal, patent prosecution, protection and review, consulting and accounting services. We anticipate that our general and administrative expenses will increase in the future in connection with the continued research and development and commercialization of ETC-1002, increases in our headcount related to our research and development and commercialization activities and the expansion of our information technology infrastructure. Additionally, we anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Securities and Exchange Commission requirements, NASDAQ listing requirements, stock registration and printing fees, director and officer insurance premiums and investor relations costs associated with being a public company.

Interest Expense

        Interest expense consists primarily of non-cash interest costs associated with our convertible promissory notes. On April 28, 2008, we issued an 8.931% convertible promissory note to Pfizer, which had an outstanding balance, including accrued interest, of $7.8 million as of May 29, 2013 and was converted into 6,750,000 shares of Series A-1 preferred stock on May 29, 2013 and cancelled. Accrued interest under this note was capitalized on June 30th and December 31st of each year until the note was converted and cancelled. The aggregate amount of principal and interest outstanding was approximately

$7.5 million and $7.7 million as of December 31, 2012 and March 31, 2013, respectively. On January 26, 2012, September 4, 2012 and November 30, 2012, we completed convertible note financings in which we issued 10% convertible promissory notes for an aggregate principal amount of $6.0 million, $4.0 million and $5.7 million, respectively, to certain of our existing shareholders. On February 12, 2013, the convertible promissory notes issued in January, September and November 2012 were converted into 16,623,092 shares of Series A preferred stock. During the first quarter of 2013, we incurred approximately $0.5 million of interest expenses related to the amortization of debt issuance cost and debt discount associated with the September 4, 2012 and November 30, 2012 convertible promissory notes.

Other Income

        Other income consists of investment income earned on cash and cash equivalents and realized gains and losses on the sale of assets held for sale.

Net Operating Losses and Tax Carryforwards

        As of December 31, 2012, we had approximately $40.5 million of federal net operating loss carryforwards to offset future taxable income, if any. These federal net operating loss carryforwards expire at various dates beginning in 2028 if not utilized and are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. If we experience a greater than 50 percent aggregate change in ownership of certain significant stockholders over a three-year period, or a Section 382 ownership change, utilization of our pre-Section 382 ownership change net operating loss carryforwards will be subject to an annual limitation under Section 382 of the Internal Revenue Code which may result in expiration of, or usage limitation on, a substantial portion of the net operating loss carryforwards before utilization. For example, if we experience a Section 382 ownership change in connection with this offering or as a result of future changes in our stock ownership, some of which are outside our control, the tax benefits related to the net operating loss carryforwards may be limited or lost. At December 31, 2012, we recorded a 100% valuation allowance against our net operating loss carryforwards.

Critical Accounting Policies and Significant Judgments and Estimates

        Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. We evaluate our estimates and judgments on an ongoing basis, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events, contractual milestones and other various factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

        Our significant accounting policies are described in more detail in Note 2 to our financial statements appearing elsewhere in this prospectus. We believe the following accounting policies to be most critical to understanding our results and financial operations.

Accrued Clinical Development Costs

        As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. We base our accrued expenses related to clinical trials on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. We do not anticipate the future settlement of existing accruals to differ materially from our estimates.

Stock-Based Compensation & Warrant Liability

  Stock-Based Compensation

        We typically grant stock-based compensation to our employees on their respective date of hire and in connection with annual performance reviews. We account for all stock-based compensation payments issued to employees, consultants and directors using an option pricing model for estimating fair value. Accordingly, stock-based compensation expense is measured based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. Compensation expense is recognized for the portion that is ultimately expected to vest over the period during which the recipient renders the required services to us using the straight-line method. In accordance with authoritative guidance, the fair value of non-employee stock-based awards is re-measured as the awards vest, and the resulting value, if any, is recognized as expense during the period the related services are rendered.

  Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

        We estimate the fair value of our stock-based awards to employees and directors using the Black-Scholes option pricing model. The Black-Scholes model requires the input of subjective assumptions, including (a) the per share fair value of our common stock, (b) the expected stock price volatility, (c) the calculation of the expected term of the award, (d) the risk free interest rate and (e) expected dividends. Due to our limited operating history and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies, which are publicly-traded. When selecting these public companies on which we have based our expected stock price volatility, we selected companies with comparable characteristics to us, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of our stock-based awards. The historical volatility data was computed using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We have estimated the expected life of our employee stock options using the "simplified" method, whereby, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. We have never paid, and do not expect to pay dividends in the foreseeable future.

        The weighted-average assumptions used to estimate the fair value of stock options using the Black-Scholes option pricing model were as follows:

	Years Ended December 31,
	2012	2011
Risk-free interest rate	0.85%	2.50%
Dividend yield	—	—
Expected term (in years)	6.25	6.25
Expected volatility	80%	80%

        We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised.

        Total compensation cost recorded in the statements of operations and comprehensive loss, which includes stock-based compensation expense, restricted stock issued to our founders, which were subject to vesting conditions and are fully vested, and the value of stock and options issued to non-employees for services are allocated as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2011	2013	2012
	(in thousands)
Research and development	$61	$57	$8	$11
General and administrative	19	21	47	5

Total	$80	$78	$55	$16

        As of December 31, 2012, there was $0.1 million of unrecognized compensation cost related to unvested employee stock option agreements, which is expected to be recognized over a weighted-average period of approximately 2.6 years. For stock option awards subject to graded vesting, we recognize compensation cost on a straight-line basis over the service period for the entire award. In future periods, our stock-based compensation expense is expected to increase as a result of recognizing our existing unrecognized stock-based compensation for awards that will vest and as we issue additional stock-based awards to attract and retain our employees.

  Fair Value Estimate

        We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants based in part on input from an independent third-party valuation. Our determinations of the fair value of our common stock was done using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The methodologies for options granted on April 11, 2013 included a hybrid of the option pricing method to estimate our underlying equity value and the probability-weighted expected return methodology, or PWERM, that determined an estimated value under an initial public offering, or IPO, scenario. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation, to determine the fair value of our common stock, including: external market conditions affecting the biopharmaceutical industry, trends within the biopharmaceutical industry, the prices at which we sold shares of preferred stock, the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant, the results of operations, financial position, status of our research and development efforts, our stage of development and business strategy, the lack of an active public market for our common and our preferred stock, and the likelihood of achieving a liquidity event such as an IPO.

        The per share estimated fair value of common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions of the then most recent contemporaneous valuations of our common stock as discussed below. We computed the per share weighted-average estimated fair value for stock option grants based on the Black-Scholes option pricing model. The following table presents the grant dates and related exercise prices of stock options granted to our employees, directors and consultants from inception through April 11, 2013:

Grants Made During	Number of shares underlying options granted	Exercise price per share	Common stock per share estimate fair value	Per share weighted- average fair value of options
Year Ended December 31, 2008	106,055	$1.05	$1.05	$0.75
Year Ended December 31, 2009	15,745	$1.05	$1.05	$0.74
Year Ended December 31, 2010	101,149	$1.26	$1.26	$1.13
Year Ended December 31, 2011
May 19, 2011	3,578	$1.54	$1.54	$1.09
July 13, 2011	1,431	$1.54	$1.54	$1.09
December 1, 2011	4,293	$1.54	$1.54	$1.39
Year Ended December 31, 2012
July 12, 2012	68,708	$1.89	$1.89	$1.30
Three Months Ended March 31, 2013
January 16, 2013	383,080	$2.10	$2.10	$1.38
February 6, 2013	17,177	$2.10	$2.10	$1.38
April 11, 2013	108,070	$3.70	$3.70	$2.45

        Our board of directors granted options at exercise prices that increased from $1.05 per share in 2008 up to $3.70 per share in April 2013.

        In determining the exercise prices of the options set forth in the table above granted in 2008 through April 11, 2013, our board of directors also considered the most recent contemporaneous valuations of our common stock, which were prepared as of December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012 and March 31, 2013 and based its determination of fair value for grants in 2011 and thereafter in part on the analyses summarized below.

  Stock option grants during the year ended December 31, 2011

        Our board of directors granted stock options during the year ended December 31, 2011, with each having an exercise price of $1.54 per share. The exercise price was supported by an independent third-party valuation as of December 31, 2010 and included a 57.6% discount for lack of marketability. The specific facts and circumstances considered by our board of directors for the December 31, 2010 valuation included the following:

  •
  In March 2010, we completed ETC-1002-001, our single dose Phase 1a clinical trial of ETC-1002.

  •
  In April 2010 and November 2010, respectively, we sold an aggregate of 1,000,000 and 25,000 shares of Series A preferred stock for $1.00 per share pursuant to the terms of the original Series A preferred stock financing we entered into in April 2008.

  •
  Our planned sale of an aggregate of 6,700,000 shares of Series A preferred stock for $1.00 per share, which occurred in January 2011, following our achievement of the technical milestone for this closing in December 2010 pursuant to the terms of the original Series A preferred stock financing we entered into in April 2008.

        In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of December 31, 2010. Management determined that no other significant events or other circumstances had occurred between December 31, 2010 and May 19, 2011, July 13, 2011 or December 1, 2011 that would indicate there was a change in the fair value of our common stock during those periods.

  July 12, 2012 stock option grant

        Our board of directors granted stock options on July 12, 2012, with each having an exercise price of $1.89 per share. The exercise price was supported by an independent third-party valuation as of December 31, 2011 and included a 45% discount for lack of marketability. The specific facts and circumstances considered by our board of directors for the December 31, 2011 valuation included that, in October 2011, we completed and received data from ETC-1002-003, our Phase 2a clinical trial of ETC-1002 that began in 2010, the results of which further demonstrated the safety and efficacy of ETC-1002 in 133 treated patients.

        In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of December 31, 2011. Management determined that no significant events or other circumstances had occurred between December 31, 2011 and July 12, 2012 that would indicate there was a change in the fair value of our common stock during that period.

  January 16, 2013 and February 6, 2013 stock option grants

        Our board of directors granted stock options on January 16, 2013 and February 6, 2013, with each having an exercise price of $2.10 per share. The exercise price was supported by an independent third-party valuation as of December 31, 2012 and included a 40% discount for lack of marketability. The specific facts and circumstances considered by our board of directors for the December 31, 2012 valuation included the following:

  •
  In October 2012, we received data from ETC-1002-005, our Phase 2a clinical trial of ETC-1002 that began in April 2012, the results of which demonstrated safety and efficacy at higher doses with varying patient populations.

  •
  In December 2012, board initiated preliminary discussion relating to the possibility of pursuing an initial public offering; however, no plan of action was put in place and the primary focus was to identify a new private investor to further finance the development of ETC-1002 and through our currently anticipated Phase 2b clinical trials.

        In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of December 31, 2012. Management determined that no significant events or other circumstances had occurred between December 31, 2012 and January 16, 2013 or February 6, 2013 that would indicate there was a change in the fair value of our common stock during those periods. Of the 383,080 stock options granted on January 16, 2013, 349,801 options were granted to our President and Chief Executive Officer and our Executive Chairman and Chief Scientific Officer and vest quarterly over four years beginning on the three month anniversary of the date of grant. The remaining 33,279 options granted on January 16, 2013 were made to several employees and consultants of the company and vest quarterly over four years beginning on the three month anniversary of the date of grant. The 17,177 stock options granted on February 6, 2013 were made to several company employees and vest 25% on the first anniversary of the respective vesting start date and quarterly thereafter over the following three years.

  April 11, 2013 stock option grants

        Our board of directors granted stock options on April 11, 2013, with each having an exercise price of $3.70 per share. The exercise price was supported by an independent third-party valuation as of April 9, 2013. This independent third-party valuation reflected our February 12, 2013 issuance of 16,623,092 shares of our Series A preferred stock at $1.00 per share upon the conversion of all of the convertible promissory notes that we issued in 2012. This independent third-party valuation also reflected our anticipated entering into of a stock purchase agreement pursuant to which, on April 11, 2013, we agreed to sell 17,000,000 shares of our Series A preferred stock at a price of $1.00 per share, which we consummated on April 19, 2013.

        During March 2013, we decided to pursue an IPO and made significant progress in preparing for the filing. This included engaging the underwriters for this offering, engaging outside counsel, holding an organizational meeting, and preparing drafts of the prospectus and registration statement for this filing. As a result, the April 9, 2013 independent third-party valuation utilized a hybrid of the option-pricing method, "OPM backsolve", and the PWERM as outlined in the AICPA practice aid. Under this method, the per share values calculated under the option-pricing method and PWERM are weighted appropriately to arrive at a final fair market value per share value of the common stock before the discount for lack of marketability is applied. The probability-weighted equity value of the common stock is based on potential future liquidity events, with an allocation of probabilities applied to each scenario, and discounted to present value. Future liquidity event scenarios included remaining private and early and late initial public offering (late including high and low pre-money enterprise values). Our board of directors and management determined the timing of the future liquidity event scenarios. The probability weightings used in the PWERM analysis took into consideration, actual and forecasted data from completed and yet to be completed clinical trials of ETC-1002 and general market conditions. In each of the scenarios we assumed high and low probability to determine value.

        The table below summarizes the significant assumptions utilized for each of the event scenarios used in valuing the common stock and based upon which the fair value was determined to be $0.53 per share:

		PWERM Scenarios
	Option Pricing Method	Early IPO	Late IPO (High)	Late IPO (Low)
Probability weighting	50%	17.5%	5%	27.5%
Volatility	56%	NA	NA	NA
Risk-free interest rate	0.19%	NA	NA	NA
Discount for lack of marketability	25%	25%	25%	25%

        The probability weighting assigned to the early and late IPO scenarios were based on the possibility we would seek to raise capital in the public markets following the announcement of top-line results from ETC-1002-006 and prior to completing ETC-1002-007. The probability weightings assigned to the respective liquidity scenarios were primarily based on consideration of the stage of our clinical development, industry clinical success rates, expected near term and long-term funding requirements, and the overall success rate of current financing in the public markets.

        In addition to the factors discussed above, our board of directors also considered input from management and the valuation as of April 9, 2013. Because the April 9, 2013 valuation included assumptions for the $17.0 million sale of preferred stock, management determined that no significant events or circumstances had occurred between April 9, 2013 and April 11, 2013 that would indicate there was a change in the fair value of our common stock during that period. Of the 108,070 stock options granted on April 11, 2013, 17,892 options were granted to a company employee and vest 25% on the first anniversary of the employee's vesting start date and quarterly thereafter over the following three years. The remaining 90,178 options granted on April 11, 2013 were made to directors and a board observer of the company and vest monthly over 36 months from the date of grant.

        The primary factors contributing to the difference between the initial public offering price of $14.00 and the fair value of our common stock of $3.70 per share as of April 11, 2013 include:

  •
  On June 7, 2013, we reported top-line efficacy and safety results from ETC-1002-006, our first clinical trial specifically designed to evaluate ETC-1002 in a statin intolerant population with a primary endpoint of LDL-C lowering, which is the first indication for which we currently expect to seek approval of ETC-1002. ETC-1002-006 met its primary endpoint, demonstrating that ETC-1002 lowered LDL-C by an average of 32%. ETC-1002 was well tolerated and no patients treated with ETC-1002 discontinued the trial because of muscle pain or weakness. As discussed elsewhere in this prospectus, we estimate that more than 2 million U.S. adults have discontinued statin therapy because of muscle pain or weakness. We believe that ETC-1002, if approved, has the potential to become the preferred once-daily, oral therapy for patients who are unable to tolerate statin therapy. We also believe, because symptoms of muscle pain or weakness occur in up to 20% of patients on statin therapy in clinical practice, the size of the statin intolerant market is poised to grow should an effective non-statin therapy become available. The successful completion of our first clinical trial designed specifically to evaluate ETC-1002 in a statin intolerant population with a primary endpoint of LDL-C lowering is an important milestone in our pursuit of FDA approval for ETC-1002 which we believe materially increased the per share fair value of our common stock since April 11, 2013.

  •
  Our April 9, 2013 independent third-party valuation utilized a hybrid of the OPM backsolve and the PWERM methods as outlined in the AICPA practice aid. The probability weightings used in the PWERM analysis took into consideration, among other things, general market conditions. Since April 11, 2013, a number of development stage biopharmaceutical companies have successfully completed initial public offerings and, following their initial public offerings, trading prices of the shares of a number of these companies have increased. In addition, since April 11, 2013, the trading prices of the shares of a number of existing public biopharmaceutical companies who are developing cardiovascular therapies, and may be considered as comparable to us, have increased materially and an existing public biopharmaceutical company that is developing a cardiovascular therapy announced an acquisition at a price materially above the trading price of its shares prior to such announcement. We believe these developments, taken together, along with a general increase in broader equity markets for biotechnology stocks over this period, indicate a substantially greater likelihood of our completing an initial public offering in the near term irrespective of the results of ETC-1002-006. Accordingly, irrespective of the results of ETC-1002-006, we believe it is reasonable to adjust the following significant assumptions since our April 9, 2013 valuation:

		PWERM Scenarios
	Option Pricing Method	Early IPO	Late IPO (High)	Late IPO (Low)	No Value Common
Probability Weighting as of April 9, 2013	50%	17.5%	5%	27.5%	0%
Probability Weighting Prior to Results of ETC-1002-006	0%	45%	20%	20%	15%

    These adjustments to these probabilities imply an estimated increase of approximately $1.47 per share in the fair value of our common stock since April 11, 2013. Further, while we disclaim any express or implied suggestion that the price of our shares of common stock following this offering will increase (or decrease) in correlation with other development stage biopharmaceutical companies or other biopharmaceutical companies developing cardiovascular therapies, we believe these developments, solely if utilized in the exit values inputs in our

    April 9, 2013 independent third-party valuation, would indicate a higher price for the fair value of our common stock since April 11, 2013 irrespective of the results of ETC-1002-006.

  •
  Similarly, the discount for lack of marketability in our April 9, 2013 independent third-party valuation was estimated at 25%. As the likelihood of our completing an initial public offering sooner, irrespective of the results of ETC-1002-006, increased since April 11, 2013, the discount for lack of marketability of shares of our common stock should decrease. Considering that shares of our common stock issued on April 11, 2013 will be subject to contractual lock-up obligations and that we have not and may not complete an initial public offering, we believe it is appropriate to reduce the discount for lack of marketability of shares of our common stock to 10%, irrespective of the results of ETC-1002-006. We believe this reduction in the discount for lack of marketability implies an estimated increase of approximately $1.47 per share in the fair value of our common stock since April 11, 2013.

  •
  On May 29, 2013, we entered into a stock purchase agreement pursuant to which we sold 6,750,000 shares of our Series A-1 preferred stock at a price of $1.1560 per share, which purchase price was paid through the cancellation of all outstanding indebtedness under the Pfizer note. This conversion reflected a $0.156 per share increase in the price of our preferred stock since our issuance of 17,000,000 shares of our senior Series A preferred stock on April 19, 2013 for $1.00 per share. While this conversion was dilutive to the per share fair value of our common stock as April 11, 2013, the cancellation of indebtedness to Pfizer eliminated the potential for our future cash repayment of this obligation and the potential for future dilution to our stockholders upon Pfizer's election to convert this indebtedness pursuant to its terms into shares of our common stock. We believe elimination of the potential of a material future cash repayment obligation and the potential for future dilution to our stockholders upon Pfizer's election to convert this indebtedness into shares of our common stock following the completion of this offering would increase our enterprise value and thereby, we believe, increase the per share value of our common stock as compared to the fair value of our common stock on April 11, 2013.

  •
  Based upon our currently anticipated Phase 2 clinical trials and assuming the successful completion of this public offering, we believe we will have sufficient resources to initiate our intended Phase 3 clinical program of ETC-1002 in a statin intolerant population, although we will need to raise additional capital to complete it. See "Use of Proceeds." Accordingly, an additional purpose of this offering is to facilitate our future access to the public capital markets. A reduction in the cost of capital increases a company's enterprise value. This increase in our enterprise value that results from our ability to access the public markets would, we believe, increase the per share value of our common stock as compared to the fair value of our common stock on April 11, 2013.

  •
  The completion of a successful public offering would provide us with substantial additional cash and thereby materially increase our ability to further develop ETC-1002. These increased opportunities are reflected in the initial public offering price range but are not reflected in our April 9, 2013 valuation.

Based on the factors described above, and most notably the completion of ETC-1002-006 which demonstrated LDL-C lowering by an average of 32%, with no patients treated with ETC-1002 discontinuing the trial because of muscle pain or weakness, the probability of being able to proceed with a near term initial public offering at the pricing range provided by our investment bankers increased significantly following April 11, 2013.

        We have used the factors described above solely for purposes of evaluating the per share value of our common stock for financial reporting purposes. We caution you not to use any of these factors, including any express or implied suggestion that the price of our shares of common stock following this offering will increase (or decrease) in correlation with other development stage biopharmaceutical companies or other biopharmaceutical companies developing cardiovascular therapies, for any other purpose such as deciding whether to invest in our common stock. Before investing in our common stock, you should carefully read this entire prospectus and consider, among other things, the matters described under "Risk Factors." While we have formally initiated the public offering process as of this date, there is no assurance that we will actually proceed with the initial public offering or that we will be able to complete the initial public offering of our common stock.

  Preferred Stock Warrant Liability

        Our outstanding warrants to purchase shares of preferred stock have provisions by which the underlying issuance is contingently redeemable based on events outside of our control and as such are recorded as a liability in accordance with ASC 480-10. Warrants classified as derivative liabilities are recorded on our balance sheet at fair value on the date of issuance and are marked-to-market on each subsequent reporting period. Non-cash changes in the fair value at each reporting period are recognized in the statement of operations. The warrants are measured using the Monte Carlo simulation valuation model and are based, in part, upon inputs where there is little or no market data, requiring us to develop our own independent assumptions related to expected stock-price volatility, expected life and risk-free interest rate. The assumptions used in calculating the estimated fair market value at each reporting period represent our best estimate. We expect that the value of the warrants will fluctuate significantly from period to period.

Emerging Growth Company Status

        Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an "emerging growth company" can delay the adoption of new or revised accounting standards until such time as those standards would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, we will adopt new or revised accounting standards at the same time as other public companies that are not emerging growth companies. There are other exemptions and reduced reporting requirements provided by the JOBS Act that we are currently evaluating. For example, as an emerging growth company, we are exempt from Sections 14A(a) and (b) of the Exchange Act which would otherwise require us to (i) submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency" and "golden parachutes" and (ii) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of our Chief Executive Officer's compensation to our median employee compensation. We also intend to rely on certain other exemptions, which include but are not limited to, providing an auditor's attestation report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

        We will continue to remain an "emerging growth company" until the earliest of the following: the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; the last day of the fiscal year in which our total annual gross revenues are equal to or more than $1 billion; the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Results of Operations

  Comparison of Three Months Ended March 31, 2013 and 2012

        The following table summarizes our results of operations for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012	Change
	(in thousands)
Operating Expenses:
Research and development	$2,093	$1,557	$536
General and administrative	1,251	633	618

Loss from operations	(3,344)	(2,190)	(1,154)
Other income (expense):
Interest expense	(828)	(260)	(568)
Change in fair value of warrant liability	(42)	—	(42)
Other income (expense), net	(25)	1	(26)

Net loss	$(4,239)	$(2,449)	$(1,790)

  Research and development expenses

        Research and development expenses for the three months ended March 31, 2013 were $2.1 million, compared to $1.6 million for the three months ended March 31, 2012, an increase of $0.5 million. The increase in research and development expenses primarily related to the further clinical development of ETC-1002, including the initiation of two Phase 2a clinical trials.

  General and administrative expenses

        General and administrative expenses for the three months ended March 31, 2013 were $1.3 million, compared to $0.6 million for the three months ended March 31, 2012, an increase of $0.7 million. The increase in general and administrative expenses was primarily attributable to an increase in professional services provided to us and changes in our headcount.

  Interest expense

        Non-cash interest expense for the three months ended March 31, 2013 was $0.8 million, compared to $0.3 million for the three months ended March 31, 2012, a $0.5 million increase. The increase in interest expense was primarily related to our issuance of convertible promissory notes in January, September and November 2012, which had a 10% interest rate before being converted into 16,623,092 shares of Series A preferred stock in February 2013, the amortization of debt issuance cost and debt discount associated with the September and November 2012 convertible promissory notes as well as the accrued interest on the 8.931% convertible promissory note issued to Pfizer, which had an outstanding balance of $7,694,643 as of March 31, 2013 and was subsequently converted into 6,750,000 shares of Series A-1 preferred stock on May 29, 2013.

  Change in fair value of warrant liability

        The outstanding warrants to purchase 1,940,000 shares of our Series A preferred stock require liability classification and mark-to-market accounting at each reporting period in accordance with ASC 480-10. The fair values of the warrants were determined using the Monte Carlo simulation valuation model and resulted in the recognition of a loss of approximately $42,000 related to the change in fair values for the three months ended March 31, 2013.

  Other income (expense), net

        Other income (expense), net for the three months ended March 31, 2013 was an expense of approximately $25,000 compared to income of approximately $1,000 for the three months ended March 31, 2012, a $26,000 increase. This increase was primarily related to an impairment on our assets held for sale to adjust the carrying value to fair value.

  Comparison of Years Ended December 31, 2012 and 2011

        The following table summarizes our results of operations for the years ended December 31, 2012 and 2011:

	Years Ended December 31,
	2012	2011	Change
	(in thousands)
Operating Expenses:
Research and development	$7,998	$7,807	$191
General and administrative	2,206	2,357	(151)

Loss from operations	(10,204)	(10,164)	(40)
Other income (expense):
Interest expense	(1,486)	(577)	(909)
Change in fair value of warrant liability	32	—	32
Other income (expense), net	(84)	(76)	(8)

Net loss	$(11,742)	$(10,817)	$(925)

  Research and development expenses

        Research and development expenses for the year ended December 31, 2012 were $8.0 million, compared to $7.8 million for the year ended December 31, 2011, an increase of $0.2 million primarily related to the further clinical development of ETC-1002, including the initiation of two Phase 2a clinical trials, which includes the initiation and completion of our Phase 2a Glucose Proof-of-Concept clinical trial and the initiation of our Phase 2a Lipid Proof-of-Concept clinical trial.

  General and administrative expenses

        General and administrative expenses for the year ended December 31, 2012 were $2.2 million, compared to $2.4 million for the year ended December 31, 2011, a decrease of $0.2 million. The decrease in general and administrative expenses was primarily attributable to a decrease in professional consulting services provided to us.

  Interest expense

        Non-cash interest expense for the year ended December 31, 2012 was $1.5 million, compared to $0.6 million for the year ended December 31, 2011, a $0.9 million increase in interest expense. This increase in interest expense was primarily related to our issuance of convertible promissory notes in January, September and November 2012, which each bear interest at a rate of 10%, as well as the accrued interest on the 8.931% convertible promissory note issued to Pfizer, which had an outstanding balance of $7,528,845 as of December 31, 2012.

        Subsequently, the convertible promissory notes issued in January, September and November 2012 were converted into an aggregate of 16,623,092 shares of Series A preferred stock on February 12, 2013, and the Pfizer note was converted into 6,750,000 shares of Series A-1 preferred stock on May 29, 2013.

  Change in fair value of warrant liability

        The outstanding warrants to purchase 1,940,000 shares of our Series A preferred stock require liability classification and mark-to-market accounting at each reporting period in accordance with ASC 480-10. The fair values of the warrants were determined using the Monte Carlo simulation valuation model and resulted in the recognition of a gain of $32,000 related to the change in fair values for the year ended December 31, 2012.

  Other income (expense), net

        Other income (expense), net for the year ended December 31, 2012 was an expense of approximately $84,000 compared to an expense of approximately $76,000 for the year ended December 31, 2011, an $8,000 decrease. This decrease was primarily related to a reduction in interest income earned on our money market funds.

Liquidity and Capital Resources

        We have funded our operations since inception through private placements of preferred stock, convertible promissory notes and warrants to purchase shares of preferred stock. To date, we have not generated any revenue, and we anticipate that we will continue to incur losses for the foreseeable future. As of March 31, 2013, our primary sources of liquidity were our cash and cash equivalents, which totaled $3.9 million. On April 19, 2013, we issued an aggregate of 17,000,000 shares of Series A preferred stock to funds affiliated with Longitude Capital and certain existing investors, for gross proceeds of $17.0 million. On May 29, 2013, we entered into a stock purchase agreement pursuant to which we sold 6,750,000 shares of our Series A-1 preferred stock at a price of $1.1560 per share, which purchase price was paid through the cancellation of all outstanding indebtedness, including accrued interest, under the Pfizer note, which had an outstanding balance, including accrued interest, of $7.8 million as of May 29, 2013. We invest our cash equivalents and short-term investments in highly liquid, interest-bearing investment-grade and government securities to preserve principal.

        In its report accompanying our audited financial statements for the year ended December 31, 2012 included elsewhere in this prospectus, our independent registered public accounting firm included a "going concern" explanatory paragraph. A "going concern" opinion means, in general, that our independent registered public accounting firm has substantial doubt about our ability to continue our operations without an additional infusion of capital from external sources.

        The following table summarizes the primary sources and uses of cash for the periods presented below:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2011	2013	2012
	(in thousands)
Cash (used in) operating activities	$(10,809)	$(9,069)	$(2,627)	$(2,686)
Cash provided by (used in) investing activities	(2)	509	1	(6)
Cash provided by financing activities	15,751	6,716	—	6,000

Net increase (decrease) in cash and cash equivalents	$4,940	$(1,844)	$(2,626)	$3,308

  Operating Activities

        We have incurred, and expect to continue to incur, significant costs in the areas of research and development, regulatory and other clinical trial costs, associated with our development of ETC-1002.

Net cash used in operating activities totaled $10.8 million and $9.1 million for the years ended December 31, 2012 and 2011, respectively, and $2.6 million and $2.7 million for the three months ended March 31, 2013 and 2012, respectively. The primary use of our cash was to fund the development of ETC-1002, adjusted for non-cash expenses, such as depreciation and amortization, interest expense, mark-to-market of our warrant liability and changes in working capital.

  Investing Activities

        Net cash used in investing activities of $1,700 in the year ended December 31, 2012 consisted primarily of property and equipment purchases, partially off-set by our sale of certain assets. Net cash provided by investing activities in the year ended December 31, 2011 consisted primarily of $0.5 million in proceeds received from maturities of short-term investments to fund our operations.

  Financing Activities

        Net cash provided by financing activities in the year ended December 31, 2012 consisted primarily of $15.7 million in proceeds received in January, September and November 2012 from the sale and issuance of convertible promissory notes and, in connection with the September and November 2012 issuances, warrants to purchase shares of preferred stock. Net cash provided by financing activities in the year ended December 31, 2011 consisted primarily of $6.7 million in proceeds received from the sale and issuance of 6,700,000 shares of our Series A preferred stock.

        On April 19, 2013, we issued and sold an aggregate of 17,000,000 shares of our Series A preferred stock at a price of $1.00 per share for gross proceeds of $17.0 million to Dr. Newton and affiliated funds of Longitude Capital, Alta Partners, Aisling Capital, Domain Partners, Asset Management and Arboretum Ventures. Each share of Series A preferred stock issued in this financing is initially convertible into one share of our common stock. Upon the closing of the financing, Patrick Enright of Longitude Capital became a member of our board of directors.

  Plan of Operations and Funding Requirements

        ETC-1002 is currently in Phase 2 clinical development, and we expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditures requirements through our currently anticipated Phase 2b clinical trials of ETC-1002 and end of Phase 2 meeting with the FDA, and that we will likely need to raise additional capital to thereafter continue to fund the further development of ETC-1002 and our operations. We expect to announce top-line results from our latest currently anticipated Phase 2b clinical trial in the fourth quarter of 2014 and to have our end of Phase 2 meeting with the FDA in the first quarter of 2015. We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of ETC-1002, and the extent to which we may enter into collaborations with pharmaceutical partners regarding the development and commercialization of ETC-1002, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development and commercialization of ETC-1002. Our future funding requirements will depend on many factors, including, but not limited to:

  •
  our ability to successfully develop and commercialize ETC-1002 and our other product candidates;

  •
  the costs, timing and outcomes of our ongoing and planned clinical trials of ETC-1002;

  •
  the time and cost necessary to obtain regulatory approvals for ETC-1002, if at all;

  •
  our ability to establish a sales, marketing and distribution infrastructure to commercialize ETC-1002 in the United States and abroad or our ability to establish any future collaboration or commercialization arrangements on favorable terms, if at all;

  •
  future costs in connection with building outsourced manufacturing capacity for ETC-1002;

  •
  the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

  •
  the implementation of operational and financial information technology.

        Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with pharmaceutical partners, we may have to relinquish valuable rights to our technologies, future revenue streams or ETC-1002 or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or through collaborations, strategic alliances or licensing arrangements when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market ETC-1002 that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

        We lease office and laboratory space in Plymouth, MI under an operating lease agreement expiring on October 2, 2013. We have options to renew this lease for two additional five year terms.

        The following table summarizes our future minimum lease obligations as of December 31, 2012:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating leases	$287	$287	$—	$—	$—

Total	$287	$287	$—	$—	$—

        The following table summarizes our future minimum lease obligations as of March 31, 2013:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating leases	$144	$144	$—	$—	$—

Total	$144	$144	$—	$—	$—

        We are also party to a license agreement pursuant to which we are obligated to make future minimum annual payments of $50,000 in years during which milestone payments are not triggered under the agreement. In addition, we are also contractually obligated to issue up to an aggregate of 11,451 shares of common stock upon various milestones set forth in the agreement.

Off-Balance Sheet Arrangements

        We do not currently have, nor did we have during the periods presented, any off-balance sheet arrangements as defined by Securities and Exchange Commission rules.

Recently Issued Accounting Pronouncements

        In July 2012, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (ASU) 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. The guidance allows companies, at their option, to perform a qualitative assessment of indefinite-lived assets to determine if it is more likely than not that the fair value of the asset exceeds its carrying value. If analysis of the qualitative factors results in the fair value of the indefinite-lived asset exceeding the carrying value, then performing the quantitative assessment is not required. This guidance is effective for interim and annual periods beginning after December 15, 2012. The adoption of this standard is not expected to have a material impact on our financial statements.

        In June 2011, the FASB issued ASU 2011-05 which is an amendment to the accounting guidance for presentation of comprehensive income. Under the amended guidance, a company has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either case, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. The amendment is effective for fiscal years ending, and interim periods within those years, beginning after December 15, 2012. The adoption of this update did not have a material impact on our financial statements.

        In May 2011, the FASB issued ASU 2011-04 which is an amendment to the accounting guidance on fair value measurements. This accounting standard update clarifies the application of existing fair value measurement guidance and expands the disclosure of fair value measurements that are estimated using significant unobservable (Level 3) inputs. The amendments were effective on a prospective basis for annual and interim reporting periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        We had cash and cash equivalents of approximately $6.5 million and $1.6 million at December 31, 2012 and 2011, respectively and approximately $3.9 million at March 31, 2013. The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Our primary exposure to market risk relates to fluctuations in interest rates which are affected by changes in the general level of U.S. interest rates. Given the short-term nature of our cash equivalents, we believe that a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation. We do not have any foreign currency or other derivative financial instruments.

        We do not believe that our cash, cash equivalents and available-for-sale investments have significant risk of default or illiquidity. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

        Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our results of operations during the years ended December 31, 2012 and 2011 or for the three months ended March 31, 2013 and 2012.

BUSINESS

Overview

        We are a biopharmaceutical company focused on the research, development and commercialization of therapies for the treatment of patients with elevated levels of low-density lipoprotein cholesterol (LDL-C) and other cardiometabolic risk factors. ETC-1002, our lead product candidate, is a novel, first in class, orally available, once-daily small molecule therapy designed to target known lipid and carbohydrate metabolic pathways to lower levels of LDL-C and to avoid many of the side effects associated with existing LDL-C lowering therapies. To date, we have treated 275 subjects in six completed clinical trials, including three Phase 2a clinical trials. We own the exclusive worldwide rights to ETC-1002 and our other product candidates.

        Our founder, Executive Chairman and Chief Scientific Officer, Roger S. Newton, Ph.D., FAHA, co-discovered the statin marketed as Lipitor® (atorvastatin calcium), the most prescribed LDL-C lowering therapy in the world and the best-selling drug in the history of the pharmaceutical industry. We believe our management team has demonstrated expertise in understanding cholesterol biosynthesis and other related cardiometabolic pathways, the strengths and weaknesses of currently marketed therapies and the ability to recognize the potential of novel cholesterol regulating therapies.

        Statins are the current standard of care for LDL-C lowering for approximately 30 million patients in the United States. However, based upon a recent academic survey, we estimate that more than 2 million U.S. adults have discontinued statin therapy because of muscle pain or weakness. We believe that ETC-1002, if approved, has the potential to become the preferred once-daily, oral therapy for patients who are unable to tolerate statin therapy. We also believe, because symptoms of muscle pain or weakness occur in up to 20% of patients on statin therapy in clinical practice, the size of the statin intolerant market is poised to grow should an effective non-statin therapy become available.

        On June 7, 2013 we reported top-line data for our Phase 2a clinical trial evaluating ETC-1002 as an LDL-C lowering agent specifically in patients with a history of intolerance to two or more statins. This clinical trial met its primary endpoint, demonstrating that ETC-1002 lowered LDL-C by an average of 32%. ETC-1002 was well tolerated and no patients treated with ETC-1002 discontinued the trial because of muscle pain or weakness. We expect to initiate a larger Phase 2b clinical trial in this targeted population by the end of 2013 and to report top-line results by the end of 2014. Our completed Phase 2a clinical trials have demonstrated significant average LDL-C reductions as high as 43% and reductions comparable to statins in levels of high sensitivity C-reactive protein, or hsCRP, a key marker of inflammation. Zetia and Welchol, the most prescribed therapies for elevated LDL-C levels other than statins, have each reported LDL-C lowering of up to 18% in pivotal clinical trials while having no impact on hsCRP.

        We also intend to advance the development of ETC-1002 as a therapy for patients currently on statin therapy but who are unable to achieve their LDL-C goals. These patients, known as residual risk patients, remain at increased risk for cardiovascular disease. The Centers for Disease Control and Prevention, or CDC, estimates there are approximately 11 million adults in the United States in this residual risk patient population. We are currently evaluating the efficacy and interaction of ETC-1002 and a 10 mg dose of atorvastatin calcium in an ongoing Phase 2a clinical trial, and we expect to initiate a larger Phase 2b clinical trial in this patient population by the end of 2013 and to report top-line results by the end of 2014.

        Based upon its dual mechanism of action, we believe there are a number of additional specific patient populations in which ETC-1002 could have a beneficial effect. For example, the FDA recently warned of the link between the use of statins and an increased risk for the development of type 2 diabetes and worsening of glucose control. By contrast, in our Phase 2a clinical trial in patients with type 2 diabetes, ETC-1002 lowered LDL-C by an average of 43% without increasing blood glucose levels. A significant number of patients with elevated levels of LDL-C, or hypercholesterolemia, have one or more additional cardiometabolic risk factors that are poorly controlled, including elevated levels of hsCRP, blood glucose, blood pressure and excess weight. Post hoc analyses of data from our completed clinical trials have shown that ETC-1002 could potentially have a beneficial impact on one or more of these cardiometabolic risk factors.

        We were founded in January 2008 by former executives of and investors in the original Esperion Therapeutics, Inc., a biopharmaceutical company, which was primarily focused on the research and development of therapies to regulate high-density lipoprotein cholesterol, or HDL-C. After successfully completing a Phase 2a clinical trial with its synthetic HDL therapy, the original Esperion was acquired by Pfizer Inc. in 2004. ETC-1002 was first discovered at the original Esperion and we subsequently acquired the rights to it from Pfizer in 2008. To date, we have raised approximately $57 million to develop ETC-1002.

Our Strategy

        Our objective is to be a leader in the discovery, development and commercialization of novel therapies for the treatment of patients with hypercholesterolemia and other cardiometabolic risk factors. The core elements of our strategy include:

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  Rapidly advance the clinical development of ETC-1002 as a novel, first in class, orally available, once-daily, small molecule therapy for hypercholesterolemic patients who are statin intolerant.  On June 7, 2013, we announced top-line efficacy and safety results from ETC-1002-006, our Phase 2a clinical trial in patients with elevated LDL-C and a history of intolerance to two or more statins. We plan to initiate a Phase 2b clinical trial in approximately 200 statin intolerant patients by the end of 2013 and to report top-line results by the end of 2014. This Phase 2b clinical trial will include a comparison with Zetia (ezetimibe), which we believe is currently the most prescribed non-statin LDL-C lowering therapy. Zetia's worldwide sales total more than $2.5 billion, approximately half of which are for the treatment of statin intolerant patients. While we have not yet completed any comparative clinical trials, Zetia has reported LDL-C lowering of up to an average of 18% in two pivotal clinical trials and ETC-1002 has demonstrated LDL-C lowering up to an average of 43% in clinical trials to date. Because of its superior LDL-C lowering and an attractive safety profile, we believe that ETC-1002, if approved, has the potential to become the preferred orally available, once-daily LDL-C lowering small molecule therapy for hypercholesterolemic patients who are unable to tolerate statin therapy.

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  Demonstrate ETC-1002's potential as an add-on therapy for residual risk patients, those who cannot achieve their LDL-C goals despite the use of statin therapy.  In the third quarter of 2013, we expect to announce top-line efficacy and safety results from ETC-1002-007, our Phase 2a clinical trial using increasing doses of ETC-1002 as an add-on to atorvastatin calcium. We plan to initiate a Phase 2b clinical trial in approximately 200 residual risk patients by the end of 2013. Residual risk patients in our Phase 2b clinical trial will receive multiple dose strengths of ETC-1002 in tandem with atorvastatin calcium. Today, residual risk patients are often prescribed fixed combination statin therapies, including Vytorin (ezetimibe and simvastatin), Advicor (niacin extended release and lovastatin) and Simcor (niacin and simvastatin). The leading fixed combination therapy, Vytorin, reported worldwide sales of $1.7 billion in 2012. As compared to new higher-cost biologic LDL-C lowering therapies currently in development, we believe that, if approved, ETC-1002's convenient once-daily, oral dosage form and expected competitive pricing will make it an attractive statin add-on therapy for residual risk patients.

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  Develop ETC-1002 for LDL-C lowering in targeted patient populations, and develop our other product candidates to treat cardiometabolic risk factors in additional patient populations.  We may initiate additional clinical trials to explore ETC-1002 as a potential therapy for patients with multiple cardiometabolic risk factors, including elevated levels of hsCRP, blood glucose, blood pressure and excess weight. In addition, we may advance the clinical development of two early-stage product candidates to which we own the exclusive worldwide rights: ESP41091, an oral therapy for patients with multiple cardiometabolic risk factors; and 4WF, a synthetic HDL therapy to reverse the deleterious effects of atherosclerosis.

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  Leverage the expertise of our experienced team of drug developers that are expert in the development of small molecule and biologic cholesterol regulating therapies.  Esperion is led by Dr. Roger S. Newton, the CEO of the original Esperion and the co-discoverer of Lipitor, which achieved NDA approval in only six years from IND filing. The original Esperion pioneered the development of apoA-I Milano, the only synthetic HDL therapy to demonstrate regression of atherosclerosis in human subjects. Dr. Newton is joined by an experienced group of pre-clinical and clinical drug developers with prior success in the development of lipid regulating therapies. Our key strengths lie in our understanding of the biology of cholesterol biosynthesis and other complex metabolic pathways and our ability to discover and develop novel therapies to modulate targets in these pathways.

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  Maintain flexibility in commercializing and maximizing the value of our development programs.  We may enter into strategic relationships with biotechnology or pharmaceutical companies to realize the full value of ETC-1002 or our other earlier-stage development programs. For ETC-1002, we may enter into one or more strategic relationships to access broader geographic markets, pursue broader LDL-C lowering indications and populations or pursue indications outside of LDL-C lowering.

Product Pipeline

        The following table summarizes the current status of our product development pipeline:

Product Candidate	Targeted Indication	Stage of Clinical Development	Development Status
ETC-1002	LDL-C lowering in statin intolerant patients	Phase 2a	• Completed Phase 2a (ETC-1002-006) and announced top-line results on June 7, 2013
• Expect to initiate Phase 2b (ETC-1002-008) in Q4 2013

	LDL-C lowering in residual risk patients	Phase 2a	• Top-line data from Phase 2a (ETC-1002-007) expected Q3 2013
• Expect to initiate Phase 2b (ETC-1002-009) in Q4 2013

	LDL-C lowering in additional specific patient populations	Phase 2a	• Completed first Phase 2a (ETC-1002-005) in type 2 diabetes patient population
ESP41091	Type 2 diabetes and obesity	Pre-clinical	• Pre-clinical studies ongoing
4WF	Low HDL	Pre-clinical	• Pre-clinical studies ongoing

ETC-1002

        ETC-1002 is a novel, first in class, orally available, once-daily LDL-C lowering small molecule therapy with unique dual mechanisms of action that have the potential to regulate both lipid and carbohydrate metabolism. ETC-1002 is differentiated from statins because it acts at an earlier step in the cholesterol biosynthetic pathway. ETC-1002 operates through two separate mechanisms of action. ETC-1002 works by inhibiting ATP citrate lyase (ACL) and activating 5'-adenosine monophosphate-activated protein kinase (AMPK). Its regulation of ACL and AMPK is complementary, since both enzymes are known to play significant roles in the synthesis of cholesterol and glucose in the liver. By inhibiting cholesterol synthesis in the liver, ETC-1002 causes the liver to take up LDL particles from the blood, which reduces blood LDL-C levels.

        Although both ETC-1002 and statins reduce LDL-C levels to a similar extent, they do so through distinct mechanisms of action that target different enzymes that are important to the cholesterol synthesis pathway. ETC-1002 has dual mechanisms of action that activate AMPK and inhibit ACL, whereas statins have a mechanism of action that directly inhibits the rate-limiting enzyme, HMG-CoA reductase. Reductions in LDL-C levels resulting from statin therapy are ultimately due to reduced cholesterol synthesis and an increase in the number of LDL receptors in the liver. By inhibiting ACL, ETC-1002 results in LDL-C lowering comparable to statins, and we believe, may be complementary and additive for further lowering of LDL-C when used in combination with statins.

        Dr. Newton and his scientific team first discovered ETC-1002 at the original Esperion, and we subsequently acquired its exclusive worldwide rights from Pfizer in 2008. Initially, we intend to seek approval of ETC-1002 as a therapy for patients with elevated levels of LDL-C who are unable to tolerate statin therapy due to muscle pain or weakness. Subsequently, we expect that we will seek approval of ETC-1002 in a broader population of patients who are unable to achieve their LDL-C goals despite being on a statin regimen and therefore remain at an increased risk for cardiovascular disease.

Cardiovascular Disease and Hypercholesterolemia

        Cardiovascular disease, which results in heart attacks, strokes and other cardiovascular events, represents the number one cause of death and disability in western societies. The American Heart Association estimates that approximately 800,000 deaths in the United States were caused by cardiovascular disease in 2009.

        Elevated LDL-C is well-accepted as a significant risk factor for cardiovascular disease and the CDC estimates that 71 million U.S. adults have elevated levels of LDL-C. A consequence of elevated LDL-C is atherosclerosis, which is a disease that is characterized by the deposition of excess cholesterol and other lipids in the walls of arteries as plaque. The development of atherosclerotic plaques often leads to cardiovascular disease. The risk relationship between elevated LDL-C and cardiovascular disease was first defined by the Framingham Heart Study, which commenced in 1948 to define the factors that contributed to the development of cardiovascular disease. The study enrolled participants who did not have any form of cardiovascular disease and followed them over a long period of time. Elevated LDL-C and elevated blood pressure were identified early on as key risk factors for the eventual development of cardiovascular disease.

        The hypothesis that lowering elevated levels of LDL-C would translate into reduced risk of cardiovascular disease was first proven in 1984 with the publication of the Lipid Research Clinics Coronary Primary Prevention Trial. In this study, treatment with cholestyramine, a bile acid sequestrant, showed a 20% reduction in LDL-C and, importantly, a 19% reduction in risk of cardiovascular disease death or nonfatal myocardial infarction, or heart attack. This was the first major clinical study to demonstrate a direct relationship between lowering LDL-C levels and reduced risk of major cardiovascular events.

        The first marketed statin, lovastatin, was approved for use in the United States in 1987 based on its ability to significantly lower elevated LDL-C levels. That same year, the National Cholesterol Education Program issued its first guidelines for the diagnosis and treatment of patients with hypercholesterolemia. Over the subsequent 20 years, seven more statins were approved for use to lower elevated LDL-C levels.

        In 1994, the first clinical outcomes study with a statin was published. This study demonstrated a significant reduction in risk for total mortality and major cardiovascular events. A series of additional clinical outcomes studies with statins have each shown that lowering elevated LDL-C translated into reduced major cardiovascular events. The relationship between the extent of LDL-C lowering and reduction in cardiovascular risk appeared to be linear, which has supported a "lower is better" hypothesis. This hypothesis was tested and proven in the PROVE-IT (Pravastatin or Atorvastatin Evaluation and Infection Therapy) study where an on-treatment LDL-C level of 62 mg/dL associated with atorvastatin treatment translated into a statistically significant 16% reduction in risk of major cardiovascular events as compared with the 95 mg/dL on-treatment LDL-C level associated with pravastatin.

        The direct relationship between lower LDL-C levels and reduced risk for major cardiovascular events has been consistently demonstrated for more than a decade in 14 clinical trials involving more than 90,000 patients. As a result, physicians are highly focused on lowering LDL-C levels in their patients, and we believe there is a trend towards even more aggressive LDL-C lowering. For example, in the United States, increasing attention has been placed on aggressive LDL-C management by organizations such as the National Cholesterol Education Program, or NCEP, the American Heart Association, and the American College of Cardiology. Additionally, both the Canadian Cardiovascular Society and the Joint British Societies have supported even lower LDL-C treatment targets for high-risk patients. This has led to the combination of statins with other treatments, such as Zetia.

        In July 2004, the NCEP issued an update to its Adult Treatment Panel III (ATP III) clinical practice guidelines on cholesterol management, advising physicians to consider new, more intensive treatment options for people at very high risk, high risk and moderately high risk for cardiovascular disease. The LDL-C goals in these updated clinical practice guidelines, which are presented below, contemplate initiating drug therapy at lower LDL-C thresholds, expanding the number of potential patients for LDL-C lowering therapy.

NCEP ATP III Clinical Practice Guidelines

Patient Cardiovascular Disease Risk	LDL-C Goal
Very High Risk	< 70 mg/dL
Cardiovascular Disease and Cardiovascular Disease Risk Equivalent	< 100 mg/dL
Multiple (2+) Risk Factors	< 130 mg/dL
0-1 Risk Factor	< 160 mg/dL

        We believe LDL-C treatment targets will continue to evolve. For example, in 2011, the European Society of Cardiology and the European Atherosclerosis Society published updated guidelines for the treatment of patients with lipid disorders. In patients at the highest level of risk, the goal of therapy is less than 70 mg/dL or greater than 50% lowering of LDL-C when the goal of less than 70 mg/dL cannot be reached.

Currently Approved Therapies

        The following table illustrates common therapies used to treat hypercholesterolemia:

Class of Therapy	Labeled Indication	Average LDL-C Change from Baseline	Key Side Effects
Statins	Reduction in LDL-C	Up to 63%	• Skeletal muscle effects (e.g., myopathy and rhabdomyolysis)
• FDA recently warned that people being treated with statins may have an increased risk of raised blood sugar levels and the development of type 2 diabetes
Fixed combination therapies	Reduction in LDL-C	Up to 63%	• Includes a statin as one of the underlying therapies and therefore contains the same side effects outlined above
Bile acid sequestrants	Reduction in LDL-C(1)	Up to 20%	• Gastrointestinal disorders
Cholesterol absorption inhibitors	Reduction in LDL-C	Up to 18%	• Limited
Niacin	Reduction in LDL-C; Reduction in recurrent myocardial infarction	Up to 17%	• Flushing (i.e., warmth or redness) hepatic toxicity and skeletal muscle effects
Fibrates	Reduction in triglycerides and LDL-C	Up to 21%	• Gallstones, skeletal muscle effects and liver disorders
(1)
Welchol, a bile acid sequestrant, is also approved for improving glycemic control in adults with type 2 diabetes.

  Other Approved Therapies for Specific Populations

        A small subpopulation of patients with extremely elevated levels of LDL-C, estimated to be approximately 300 patients in the U.S., suffer from homozygous familial hypercholesterolemia, or HoFH. HoFH is a serious and rare genetic disease and patients with HoFH lack or have dysfunctional receptors and as a result, cannot remove LDL particles and LDL-C from the blood. As a result, untreated HoFH patients typically have LDL-C levels in the range of 450 mg/dL to 1,000 mg/dL. MTP inhibitors and ApoB antisense drugs are approved therapies to treat patients with a clinical or laboratory diagnosis of HoFH. Given the serious safety concerns with these therapies, specifically hepatotoxicity, the FDA has restricted their usage to this narrow subpopulation.

  Statin Therapy

        Statins are the cornerstone of lipid treatment today and are highly effective at lowering LDL-C. This class of drugs includes atorvastatin calcium, marketed as Lipitor®, the most prescribed LDL-C drug in the world and the best-selling pharmaceutical in history. Approximately 25% of Americans over the age of 45 from 2005 to 2008 were treated for elevated LDL-C levels with a statin therapy, according to a National Health and Nutrition Examination Survey.

        Statins are selective, competitive inhibitors of HMG-CoA reductase, a rate-limiting enzyme in the cholesterol biosynthesis pathway, and work primarily in liver cells. Statin inhibition of cholesterol synthesis increases the number of LDL receptors on the surface of liver cells. This increase in LDL receptors enhances uptake of LDL particles into liver cells from the circulation, thus lowering LDL-C levels.

        An illustration of a statin's mechanism of action is as follows:

        The benefits of statin use in lowering LDL-C levels and improving cardiovascular outcomes are well documented. Despite the effectiveness of statins and their broad market acceptance, there is a significant subset of patients who are unable to tolerate statins due to muscle pain or weakness, memory loss or increased glucose levels, or who are otherwise unable to reach their LDL-C goal on statin therapy alone. In rare but extreme cases, statins can lead to muscle breakdown, kidney failure and death. In addition, the FDA has recently warned that statins can cause hyperglycemia, an increase in blood sugar levels and create an increased risk of worsening of glycemic control and of new onset diabetes. There are approximately 37 million U.S. adults with elevated LDL-C levels who are not on an LDL-C lowering therapy. For these reasons, we believe there is a need for novel therapies to treat patients with hypercholesterolemia.

Statin Intolerance—Initial Market Opportunity for ETC-1002

        We are initially pursuing the clinical development of ETC-1002 as a therapy for patients with hypercholesterolemia who are statin intolerant. Based upon our communications with the FDA, we define statin intolerance as the inability to tolerate at least two statins, one of which was taken at the lowest approved dose, due to skeletal muscle pain, aches, weakness or cramping, that manifested or increased during statin therapy and stopped upon the discontinuation of statin usage.

        Patient adherence to statin therapy is suboptimal. Various studies estimate that more than 50% of patients stop taking statins within one year of initiating treatment. Not surprisingly, poor statin adherence is associated with worse cardiovascular outcomes. Although several reasons are cited for poor adherence, muscle pain or weakness is the most common side effect experienced by statin users and the most common cause for discontinuing therapy.

        According to the USAGE survey, an approximately 10,000 patient academic study of current and former statin users published during 2012 in the Journal of Clinical Lipidology, 12% of patients on statins discontinue therapy and 62% of these patients cited side effects as the reason for discontinuation. More than 86% of patients who discontinued therapy because of side effects cited muscle pain or weakness as the reason. Based upon these data, approximately 6% of statin users, or more than 2 million adults in the United States, ceased therapy because of muscle pain or weakness and are therefore statin intolerant.

        Moreover, a significant proportion of patients remain on statin therapy despite experiencing muscle-related side effects. The rate of occurrence in the clinical setting, as highlighted by the USAGE survey, is significantly higher than the up to 5% rate reported by subjects in the controlled environment of clinical trials. The USAGE survey reported that 25% of patients currently on statins have muscle-related side effects. Similarly, a study published in the Journal of General Internal Medicine in August 2008 estimated that up to 20% of statin-treated patients in clinical practice complained of muscle pain. Accordingly, we believe that in the presence of a safe and efficacious non-statin, oral, once-daily, small molecule LDL-C lowering therapy, the statin intolerant market could grow substantially.

        Available data suggest there are two therapies prescribed most frequently for statin intolerant patients. Neither of these therapies is as effective at lowering LDL-C levels as statins. The following table summarizes what we believe to be the two most prescribed therapies available for statin intolerant patients in the United States along with their corresponding 2012 sales:

		2012 U.S. Sales
Approved			Statin Intolerant Population (estimate)		Average LDL-C Change from
Drug	Class of Therapy	Total	% of Total	$	Baseline
Zetia	Cholesterol absorption inhibitors	$1.3 billion	50%	$650 million	Up to 18%
Welchol	Bile acid sequestrants	$382 million	45%	$170 million	Up to 20%

        Cholesterol absorption inhibitors and bile acid sequestrants each have a mechanism of action that is different from that of a statin, thereby providing an alternative for patients that are intolerant to statins. While these therapies generally lack the muscle pain and weakness side effect commonly associated with statins, these therapies only result in modest LDL-C reductions. We believe these modest LDL-C lowering capacities are often insufficient for most hypercholesterolemic patients to reach their LDL-C goals.

Residual Risk Patients—Subsequent Market Opportunity for ETC-1002

        In addition to developing ETC-1002 for the treatment of statin intolerant patients, we expect to continue to develop ETC-1002 as an add-on therapy for hypercholesterolemic patients who are unable to reach their recommended LDL-C goals despite the use of statin therapy. The severity of hypercholesterolemia in these patients, their level of residual cardiovascular disease risk and their therapeutic options all vary widely.

        A small portion of residual risk patients, particularly those with HoFH, have LDL-C levels in the range of 450 mg/dL to 1,000 mg/dL. At the other end of the spectrum, a small segment of residual risk patients could potentially achieve their LDL-C goal with modest changes to diet and exercise.

        We believe the overwhelming majority of residual risk patients have LDL-C levels between these two extreme ranges and would benefit from additional therapeutic intervention. To avoid any increase in statin dose or, after increasing statin therapy to the patient's maximum tolerated dose, clinicians today often switch patients to fixed combination once-daily, oral small molecule therapies, such as Vytorin (ezetimibe and simvastatin), Advicor (niacin extended release and lovastatin) and Simcor (niacin simvastatin). In 2012, U.S. sales of Vytorin were $760.0 million. A significant number of these patients also receive Zetia or Welchol in addition to their statin, to achieve their LDL-C goal. In 2012, combined U.S. sales of Zetia and Welchol were $1.7 billion.

        The CDC estimates that there are approximately 11 million residual risk patients in the United States. Using data from the Centers for Disease Control and Prevention study, "Vital Signs: Prevalence, Treatment, and Control of High Levels of Low-Density Lipoprotein Cholesterol—United States, 1999 – 2002 and 2005 – 2008," we estimate that 70% of the 11 million residual risk patients in the

United States, or 7.7 million people, are within 30% of their LDL-C goal. While there are a number of therapeutic alternatives for residual risk patients, we expect that patients, clinicians and payors will continue to first seek once-daily, oral small molecule therapies which have been the standard of the LDL-C lowering therapy market.

  Additional Therapies in Development—PCSK9 Inhibitors

        A number of larger biopharmaceutical companies are currently developing a new class of biologic therapies that target proprotein convertase subtilisin/kexin type 9, or PCSK9, an enzyme that binds LDL receptors. These PCSK9 inhibitors, which are still in clinical development, are injectable, fully-human antibodies that are being evaluated as potential therapies to lower LDL-C, including in patients who are statin intolerant or who have residual risk. In July 2012, Sanofi and Regeneron Pharmaceuticals, Inc. announced that they had commenced several Phase 3 clinical trials of SAR236553/REGN727, their PCSK9 inhibitor. Amgen Inc. announced that it expects to commence Phase 3 clinical trials of AMG-145, its PCSK9 inhibitor, in 2013. In monotherapy clinical trials to date, PCSK9 inhibitors have demonstrated significant reductions of LDL-C, up to 51% in monotherapy. The PCSK9 inhibitors, if approved, could be an effective therapeutic alternative for statin intolerant patients or as an add on to, statin therapy. Notwithstanding this efficacy, we believe the adoption of PCSK9 inhibitor therapy by payors, physicians, and patients will be impacted by the higher costs of biologic therapies and the inconvenience of injection therapies.

Clinical Experience

        To date, ETC-1002 has been studied in six clinical trials across four separate patient populations: healthy volunteers; patients with elevated LDL-C levels; patients with type 2 diabetes and elevated LDL-C levels; and patients with a history of statin intolerance to two or more statins. These clinical trials consisted of three Phase 2a clinical trials and three Phase 1 clinical trials. The individual design and results of each of our completed clinical trials are discussed below.

  Completed Clinical Trials

        To date, we have completed the following clinical trials of ETC-1002:

		Treatment	Subjects
Description	Title	Duration	Total	Treated
	Phase 2a Proof of Concept Clinical Trial in Patients with Hypercholesterolemia and a History of Statin Intolerance
ETC-1002-006	Placebo-controlled, randomized, double-blind, parallel group, multicenter study to evaluate the efficacy and safety of ETC-1002 in patients with hypercholesterolemia and a history of intolerance to two or more statins	8 Weeks	56	37
	Phase 2a Proof of Concept Clinical Trial in Patients with Type 2 Diabetes
ETC-1002-005	Placebo-controlled, randomized, double-blind, parallel group, single site clinical trial to evaluate the LDL-C lowering efficacy and safety of ETC-1002 in patients with type 2 diabetes	4 Weeks	60	30
	Phase 1b Multiple-Dose Tolerance Greater Than 120 mg Clinical Trial
ETC-1002-004	Multiple ascending dose clinical trial to evaluate safety, tolerability and pharmacokinetics (PK) of ETC-1002 in doses greater than 120 mg once-daily in healthy subjects	2 Weeks	24	18
	Phase 2a Proof of Concept Clinical Trial in Hypercholesterolemic Patients
ETC-1002-003	Placebo-controlled, randomized, double-blind, parallel group, multicenter clinical trial to evaluate the LDL-C lowering efficacy and safety of ETC-1002 in patients with hypercholesterolemia and either normal or elevated triglycerides	12 Weeks	177	133
	Phase 1b Multiple-Dose Tolerance Clinical Trial
ETC-1002-002	Multiple ascending dose clinical trial to evaluate safety, tolerability, PK and pharmacodynamics (PD) of ETC-1002 in doses of up to 120 mg once-daily in healthy subjects	2 Weeks / 4 Weeks	53	39
	Phase 1a Single-Dose Tolerance Clinical Trial
ETC-1002-001	First-in-human single-dose clinical trial to evaluate safety, tolerability and PK of ETC-1002 in healthy subjects	Single Dose	18	18

        Across all these completed clinical trials, ETC-1002 has been well-tolerated and not associated with serious side effects. There has been only one serious adverse event, or SAE, in subjects and patients dosed with ETC-1002, which the principal investigator for that clinical trial determined was unrelated to ETC-1002, and two SAEs were observed in patients on placebo. To date, no dose-limiting clinical toxicity has been observed in any of our completed clinical trials.

  Phase 2a Clinical Trials

  ETC-1002-006—Phase 2a Proof of Concept Clinical Trial in Patients with Hypercholesterolemia and a History of Statin Intolerance

        ETC-1002-006 was an eight week Phase 2a proof-of-concept clinical trial in 56 patients, of whom 37 were dosed with ETC-1002, across five participating clinical recruitment sites in the United States. This clinical trial was designed to evaluate the LDL-C lowering efficacy, tolerability and safety of ETC-1002 versus placebo in patients with hypercholesterolemia and a history of intolerance to two or more statins due to muscle pain or weakness. After completing a lipid-lowering therapy wash-out and two weeks of dosing with placebo, eligible patients were randomized to receive ETC-1002 or placebo in a 2:1 ratio for eight weeks. Patients were given increasing doses of ETC-1002 of 60 mg, 120 mg, 180 mg and 240 mg for two weeks each (or placebo only for the full 8 weeks). The primary endpoint of this clinical trial was LDL-C lowering from baseline to end of study. Secondary objectives included an assessment of LDL-C lowering from baseline at weeks 2, 4, 6 and 8, muscle-related adverse events, safety and tolerability, as well as ETC-1002's impact on other lipid and cardiometabolic biomarkers. While analyses of the complete efficacy and safety results from ETC-1002-006 are ongoing, the top-line results of this clinical trial are summarized as follows:

Phase 2a Proof of Concept Clinical Trial in Patients With Hypercholesterolemia and a History of Statin Intolerance (ETC-1002-006)

Trial Arm	Time Period	Number of Patients	Baseline LDL-C (mg/dL)	Average LDL-C Change from Baseline	p-value
Placebo	Week 2	18	184	-1.4%	—

ETC-1002 (60 mg)		34	177	-19.5%	<0.0001
Placebo	Week 4	15	184	-1.0%	—

ETC-1002 (120 mg)		30	178	-31.0%	<0.0001
Placebo	Week 6	15	184	-3.8%	—

ETC-1002 (180 mg)		31	180	-32.6%	<0.0001
Placebo	Week 8	13	180	-4.0%	—

ETC-1002 (240 mg)		26	175	-32.6%	<0.0001
  •
  LDL-C levels after eight weeks of treatment of ETC-1002, which was the primary endpoint, were reduced by an average of 32% for patients dosed with ETC-1002, compared to an average of 3% for patients dosed with placebo (p<0.0001).

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  LDL-C levels were lowered by an average of 20%, 31%, 33% and 33% by ETC-1002 versus 1%, 1%, 4% and 4% by placebo in patients completing 2, 4, 6 and 8 weeks of dosing, respectively.

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  Drop-out rates and muscle related adverse events were comparable to placebo and no patients treated with ETC-1002 discontinued the trial because of muscle related adverse events.

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  hsCRP, a marker of inflammation, was reduced by 42% after eight weeks of ETC-1002 therapy versus 0% on placebo (p=0.0022).

  •
  No significant changes in HDL-C or triglyceride levels were observed.

        ETC-1002-006 Study Design.    This was a Phase 2a, multicenter, randomized, double-blind, placebo-controlled parallel group clinical trial. After completing a lipid-lowering therapy wash-out and two weeks of dosing with placebo, eligible patients were randomized to receive ETC-1002 or placebo in a 2:1 ratio for eight weeks. Patients were given increasing doses of ETC-1002 of 60 mg, 120 mg, 180 mg and 240 mg for two weeks each (or placebo only for the full 8 weeks).

        ETC-1002-006 Study Population.    56 patients were enrolled, of whom 96% were caucasian and 50% of whom were female, and the average age of all patients was 63 years.

        ETC-1002-006 Safety and Tolerability Profile.    ETC-1002 was safe and well tolerated and not associated with any dose limiting side effects. Overall, adverse event rates were slightly lower in ETC-1002 versus placebo (70% versus 79%). Muscle related adverse event rates were slightly lower in ETC-1002 versus placebo (27% versus 32%). Discontinuation rates were slightly lower in ETC-1002 versus placebo (14% versus 16%). No patients dosed with ETC-1002 discontinued the trial because of a muscle-related side effect compared to three patients dosed with placebo. One SAE of thyroid cancer was observed in a patient with a thyroid cyst history who was dosed with ETC-1002 for 15 days. This was assessed by the investigator and determined to be unrelated to ETC-1002. One ETC-1002 patient with a history of gout since 2006 and elevated uric acid at baseline developed a gout flare on Day 36 for three days which resolved with an increase in colchicine medication, a standard medical response to gout flares. Uric acid increased slightly from 12.7 mg/dL at baseline to 13.1 mg/dL at week 7, was assessed by the investigator as moderate in intensity and not related to ETC-1002, and the patient completed the study. No patient dosed with ETC-1002 experienced substantial elevations (repeated and confirmed) in liver function tests greater than three times the upper level of normal. No patient dosed with ETC-1002 experienced substantial elevations (repeated and confirmed) of creatine kinase greater than five times the upper limit of normal. One patient dosed with placebo had a single elevation of creatine kinase greater than five times the upper limit of normal after vigorous exercise. As with prior clinical studies of ETC-1002, notable changes in group safety lab parameters were not observed with the exception of modest average increases in uric acid and homocysteine and a modest average decrease in alkaline phosphatase. Also consistent with prior clinical studies of ETC-1002, modest reductions in hemoglobin were observed, which were greater in the ETC-1002 group. There were no discontinuations due to changes in uric acid, homocysteine, hemoglobin or alkaline phosphatase.

  ETC-1002-005—Phase 2a Proof of Concept Clinical Trial in Patients with Type 2 Diabetes

        ETC-1002-005 was a four week Phase 2a proof-of-concept clinical trial at a single site. This clinical trial was designed to evaluate the LDL-C lowering efficacy and safety of ETC-1002 in patients with type 2 diabetes. One treatment arm was placebo and the other was 80 mg of ETC-1002, once-daily for two weeks, followed by 120 mg of ETC-1002, once-daily for two additional weeks. The key results of this clinical trial are summarized as follows:

Phase 2a Proof of Concept Clinical Trial in Type 2 Diabetic Patients (ETC-1002-005)

Trial Arm	Time Period	Number of Patients	Baseline LDL-C (mg/dL)	Average LDL-C Change from Baseline	p-value
Placebo	Days	30	128	-6%	—

ETC-1002 (80 mg)	1 to 14	29	125	-32%	<0.0001
Placebo	Days	30	128	-4%	—

ETC-1002 (120 mg)	15 to 28	29	125	-43%	<0.0001
  •
  LDL-C levels after four weeks of treatment of ETC-1002, which is the primary endpoint, were reduced by an average of 43% for patients on the 120 mg dose of ETC-1002 compared to an average of 4% for patients dosed with placebo (p<0.0001).

  •
  Approximately 80% of the patients were not at their NCEP ATP III LDL-C goal of less than 100 mg/dL at the beginning of the study. Of these, 88% of the patients dosed with ETC-1002 achieved their goal by study end as compared to 4% of patients dosed with placebo (p<0.0001).

  •
  hsCRP was reduced by 41% on the 120 mg dose of ETC-1002 versus 11% on placebo (p=0.001).

  •
  HDL-C and triglyceride levels were unchanged in both treatment arms.

  •
  Intensive assessment of glycemic parameters using blood sampling and 24 hour continuous glucose monitoring showed no worsening of blood glucose with ETC-1002 treatment. Treatment with ETC-1002 resulted in modest trends toward improved glycemic control and insulin resistance.

  •
  Non-HDL-C decreased by 32% for patients dosed with ETC-1002 as compared to an increase of 1% for patients dosed with placebo (p<0.0001).

  •
  Intensive assessment of blood pressure using 24 hour Ambulatory Blood Pressure Monitoring, or ABPM, showed no increase in blood pressure with ETC-1002 treatment. Most patients had well-controlled blood pressure at the beginning of the study. Nine patients had mildly elevated diastolic ABPM (greater than 80 mmHg) at the beginning of the study. A post hoc analysis of ABPM in the ETC-1002 arm revealed a lowering of diastolic blood pressure of 7.8 mmHg compared to 0.4 mmHg with placebo (p=0.047).

        ETC-1002-005 Study Design.    This Phase 2, randomized, double-blind, placebo-controlled, parallel group clinical trial was conducted at a single site. Patient screening occurred at least 38 days prior to randomization and included a 28 day washout of all glucose- and lipid-regulating drugs and supplements. Sixty eligible patients were randomized to receive with equal probability either ETC-1002 80 mg or placebo once-daily (1:1) for 14 days. Those patients randomized to ETC-1002 were then titrated up to 120 mg once-daily and those patients randomized to placebo continued on placebo through the end of the clinical trial. Patients were confined to the clinical site from the morning of Day (-7) to the morning of Day (29) in order to stabilize diet and lifestyle, monitor safety continuously and complete key efficacy assessments.

        ETC-1002-005 Study Population.    Sixty patients, 98% of whom were Hispanic or Latino, 62% of whom were male, and the average age of all patients was 56 years.

        ETC-1002-005 Safety and Tolerability Profile.    No SAEs were observed in patients dosed with ETC-1002. ETC-1002 was safe, well-tolerated and associated with no dose-limiting side-effects. All subjects completed the study except for one patient treated with placebo who withdrew due to an SAE of heart attack. One patient dosed with placebo had an SAE of kidney stones but completed the clinical trial. Headache was reported by six patients dosed with ETC-1002 as compared to three patients dosed with placebo. No patient dosed with ETC-1002 reported myalgia. No patient dosed with ETC-1002 experienced substantial elevations (repeated and confirmed) in liver function tests greater than three times the upper level of normal. No patient dosed with ETC-1002 experienced substantial elevations (repeated and confirmed) of creatine kinase greater than five times the upper limit of normal. Notable changes in group safety lab parameters were not observed with the exception of modest average increases in uric acid and homocysteine and a modest average decrease in alkaline phosphatase. Reductions in hemoglobin were seen in both the ETC-1002 and placebo arms, with a slightly greater effect in ETC-1002 patients. The clinical relevance of these changes are unclear at this time.

  ETC-1002-003—Phase 2a Proof of Concept Clinical Trial in Hypercholesterolemic Patients

        ETC-1002-003 was a 12-week Phase 2a proof-of-concept study in 177 patients, of whom 133 were dosed with ETC-1002, across 11 participating clinical recruitment sites in the United States. This clinical trial was designed to evaluate the LDL-C lowering efficacy and safety of ETC-1002 versus placebo in patients with hypercholesterolemia (LDL-C of 130 to 220 mg/dL) and either normal (less than 150 mg/dL) or elevated triglycerides (150 to 400 mg/dL). The four arms were placebo and 40 mg, 80 mg and 120 mg doses of ETC-1002 once-daily. The key results of this clinical trial are summarized as follows:

12-Week Phase 2a Proof of Concept Clinical Trial in Hypercholesterolemic Patients (ETC-1002-003)

Trial Arm	Number of Patients	Baseline LDL-C (mg/dL)	Average LDL-C Change from Baseline	p-value
Placebo	42	168	-2%	—
ETC-1002 (40 mg)	42	163	-18%	<0.0001
ETC-1002 (80 mg)	44	170	-25%	<0.0001
ETC-1002 (120 mg)	42	165	-27%	<0.0001
  •
  LDL-C levels were reduced by an average of 18%, 25% and 27% for patients dosed with ETC-1002 40, 80 and 120 mg of ETC-1002, respectively, compared to an average of 2% for patients dosed with placebo (p<0.0001). ETC-1002's lowering of LDL-C levels was maintained across a range of baseline triglycerides levels.

  •
  ETC-1002 also lowered corresponding levels of the atherogenic biomarkers, apolipoprotein (apo) B, non-HDL-C and LDL particle number (p<0.0001) in a dose-dependent manner.

  •
  Patients dosed with ETC-1002 demonstrated a trend in hsCRP reduction of 20% to 26% compared to 2% in patients dosed with placebo. In a subgroup of patients with elevated hsCRP, patients dosed with ETC-1002 demonstrated a trend in hsCRP reduction of 43% to 64% compared to a decrease of 7% for patients dosed with placebo.

  •
  HDL-C and triglyceride levels were unchanged across all treatment arms.

  •
  Post hoc analyses suggest that ETC-1002 may have favorable effects on other cardiometabolic risk factors, including blood pressure and insulin resistance.

        ETC-1002-003 Study Design.    This was a Phase 2a, multicenter, randomized, double-blind, placebo-controlled, parallel group clinical trial. Patient screening included a six week washout of all lipid-regulating therapies. Patients were stratified into a normal (less than 150 mg/dL) or elevated (150 to 400 mg/dL) triglyceride stratum and randomized in a 1:1:1:1 ratio to placebo or 40 mg, 80 mg or 120 mg of ETC-1002.

        ETC-1002-003 Study Population.    177 patients were enrolled. 86% of patients were caucasian and 55% were male and the average age of all patients was 57 years.

        ETC-1002-003 Safety and Tolerability Profile.    There were no SAEs observed in patients dosed with ETC-1002. ETC-1002 was safe, well-tolerated and associated with no dose-limiting side-effects. 15% of patients withdrew from the clinical trial for various reasons, the most common being side effects. The number of patients that withdrew from each active treatment arm was comparable to the placebo arm. Myalgia was reported by two patients dosed with ETC-1002 at 40 mg; two patients dosed with ETC-1002 at 80 mg; three patients dosed with ETC-1002 at 120 mg; and in no patients dosed with placebo. Further investigation of the seven ETC-1002 patients reporting myalgia showed that a single patient receiving an 80 mg dose of ETC-1002 withdrew from the clinical trial due to this adverse event while all other patients completed the full 12 weeks of treatment. None of the individuals reporting myalgia experienced concurrent creatine kinase elevations more than two times the upper limit of normal. A single ETC-1002 patient experienced a substantial elevation (repeated and confirmed) in liver function tests more than three times the upper limit of normal. This lab abnormality of greater than four times the upper limit of normal was assessed by the investigator as not related to treatment as it coincided with a confirmed acute cytomegalovirus infection. No patient experienced (repeated and confirmed) creatine kinase greater than five times times the upper limit of normal. Notable changes in group safety lab parameters were not observed with the exception of modest average increases in uric acid and homocysteine and modest average decreases in alkaline phosphatase and hemoglobin, the clinical relevance of which is unclear at this time.

  Phase 1 Clinical Trials

        Our completed Phase 1 clinical trials of ETC-1002 exposed subjects in one single dose tolerance test and two multiple dose tolerance tests. Our single dose tolerance test dosed subjects with up to 250 mg of ETC-1002. Our multiple dose tolerance tests dosed subjects with up to 120 mg and 220 mg of ETC-1002, respectively. We did not identify any dose-limiting side effects in either the single dose tolerance test or the multiple dose tolerance tests, and ETC-1002 was safe and well-tolerated in each clinical trial. In addition, LDL-C was lowered rapidly in the multiple dose tolerance tests, including in as early as five days, and we observed an average reduction in LDL-C levels of up to 36%.

  ETC-1002-004—Phase 1b Multiple Dose Tolerance Greater Than 120 mg Clinical Trial

        ETC-1002-004 was a two-week, Phase 1b, multiple dose tolerance clinical trial in 24 subjects, of whom 18 were dosed with ETC-1002. This clinical trial was designed to evaluate the safety and tolerability of escalating, multiple oral doses of ETC-1002 above 120 mg/day. Subjects in this clinical trial received 140, 180, or 220 mg of ETC-1002 or placebo once-daily for 14 days. The key pharmacodynamic results of this clinical trial are as follows:

14-Day Phase 1b Multiple-Dose Tolerance Greater Than 120mg (ETC-1002-004)

Trial Arm	Number of Subjects	Baseline LDL-C (mg/dL)	Average LDL-C Change from Baseline	p-value
Placebo	6	121	+4%	—
ETC-1002 (140 mg)	6	113	-21%	0.0012
ETC-1002 (180 mg)	6	100	-27%	0.0001
ETC-1002 (220 mg)	6	105	-36%	<0.0001
  •
  LDL-C levels were reduced by an average of 36% for subjects dosed with 220 mg/day of ETC-1002 as compared to a 4% increase for subjects dosed with placebo (p<0.0001). ETC-1002's effect on LDL-C lowering was robust notwithstanding non-elevated baseline LDL-C levels.

  •
  The pharmacokinetics of ETC-1002 were well-characterized and supported once-daily dosing.

        ETC-1002-004 Study Design.    This was a Phase 1 single site, randomized, double-blind (sponsor-open), placebo-controlled, ascending, multiple dose clinical trial designed with three ascending cohorts, each with eight healthy subjects. ETC-1002 was dosed once-daily for 14 days and subjects were housed at the clinical site for the duration of their treatment. Each dose group comprised of six subjects who received ETC-1002 and two subjects who received placebo.

        ETC-1002-004 Study Population.    Subjects in the clinical trial were healthy volunteers. 91.7% of the subjects were male and 83.3% were caucasian and the average age of all subjects was 35.8 years.

        ETC-1002-004 Safety and Tolerability Profile.    No SAEs were observed in the subjects dosed with ETC-1002. ETC-1002 was safe, well-tolerated and associated with no dose-limiting side-effects. Twenty-four subjects were enrolled and completed treatment in this clinical trial. No ETC-1002 subject reported myalgia or experienced substantial elevations (repeated and confirmed) in liver function tests greater than three times the upper limit of normal. No ETC-1002 subject experienced creatine kinase greater than five times the upper limit of normal. Notable changes in group safety lab parameters were not observed with the exception of a modest average increase in homocysteine, the clinical relevance of which is unclear at this time.

  ETC-1002-002—Phase 1b Multiple-Dose Tolerance Clinical Trial

        ETC-1002-002 was a staged two-week and four-week Phase 1b multiple dose tolerance clinical trial in 53 subjects with 39 receiving ETC-1002 and 23 receiving placebo. The subjects were divided into four different cohorts of six subjects with each receiving 20, 60, 100 or 120 mg of ETC-1002 or placebo once-daily for 14 days. This was followed by a larger cohort that was treated for 28 days during which subjects lived outside of the clinical site for the duration of their treatment. This clinical trial demonstrated that the pharmacokinetics of ETC-1002 were well characterized and supported once-daily dosing.

        The key pharmacodynamic results of this clinical trial are summarized as follows:

Phase 1 Multiple-Dose Tolerance Clinical Trial (ETC-1002-002)

Trial Arm	Treatment Duration	Number of Subjects	Baseline LDL-C (mg/dL)	Average LDL-C Change from Baseline	p-value
Placebo		8	114	+11%	—

ETC-1002 (20 mg)		6	124	+4%	0.2975

ETC-1002 (60 mg)	2 Weeks	6	138	-11%	0.0035

ETC-1002 (100 mg)		6	135	-17%	0.0003

ETC-1002 (120 mg)		6	127	-15%	0.0004
Placebo	4 Weeks	6	146	-1%	—

ETC-1002 (120 mg)		15	122	-16%	0.0317

        ETC-1002-002 Study Design.    This was a single-center, randomized, double-blind (sponsor-open), placebo-controlled, ascending, multiple dose clinical trial that was conducted in 32 subjects (Cohorts 1 through 4) and in 21 subjects (Cohort 5) with mildly elevated LDL-C. Subjects in the first four cohorts were housed at the clinical site for the duration of their 14-day treatment whereas subjects in Cohort 5 were housed at the clinical site beginning two days prior to, and through two hours after, their first treatment and then again for the 24-hour period at the end of their 28-day treatment period.

        ETC-1002-002 Study Population.    Subjects in the clinical trial had baseline LDL-C levels greater than 100 mg/dL. Fifty-two of the fifty-three subjects who enrolled in this clinical trial completed treatment. One subject in Cohort 5 withdrew due to personal reasons. 90.6% of subjects enrolled into this clinical trial were male, 86.8% were caucasian and the average age of all subjects was 39 years.

        ETC-1002-002 Safety and Tolerability Profile.    No SAEs were observed in the subjects dosed with ETC-1002. ETC-1002 was safe, well-tolerated and associated with no dose-limiting side-effects. No ETC-1002 subject reported myalgia or experienced substantial elevations (repeated and confirmed) in liver function tests greater than three times the upper limit of normal. No ETC-1002 subject experienced creatine kinase greater than five times the upper limit of normal. Notable changes in group safety lab parameters were not observed.

  Overall Safety Observations

        To date, 275 patients have been treated with ETC-1002 for periods of up to 12 weeks at maximum repeated doses of 240 mg per day. ETC-1002 has been safe and well-tolerated with no dose-limiting side effects identified to date in our ongoing or completed clinical trials. No clinical safety trends have emerged to date although very modest shifts in group mean levels of hemoglobin, uric acid, alkaline phosphatase and homocysteine were identified in some of our completed clinical trials. The clinical relevance of these shifts are not readily apparent and will be monitored in our future clinical trials.

  Ongoing and Planned Clinical Trials

  Statin Intolerant Population (ETC-1002-008)

  ETC-1002-008

        We expect ETC-1002-008 will be a 12-week study for the treatment of elevated LDL-C levels in patients who are statin intolerant. The purpose of this clinical trial will be to inform dosing for our pivotal Phase 3 clinical trial in a population of statin intolerant patients with hypercholesterolemia. We currently expect that ETC-1002-008 will utilize two or three doses of ETC-1002 in a parallel group design up to 12 weeks in duration, with Zetia, a common treatment for statin intolerance, as a comparator. The goal will be to demonstrate comparable tolerability with superior efficacy to Zetia for the treatment of patients with elevated LDL-C levels and intolerance to two or more statins due to muscle-related adverse events. We expect to initiate ETC-1002-008 in the fourth quarter of 2013.

  Residual Risk Population (ETC-1002-007 and ETC-1002-009)

        The objective of this statin add-on clinical program will be to provide two clinical trials to support Phase 3 dosing of the compound in residual risk patients. A Phase 3 clinical trial in this patient population is not currently planned and will likely commence as a supplemental indication if results from Phase 3 clinical trials for the statin intolerant indication support the filing of an NDA for that indication.

  ETC-1002-007

        This ongoing clinical trial is designed to test for pharmacokinetic interaction between ETC-1002 and the 10 mg dose of atorvastatin calcium. This clinical trial targeted enrollment of 52 patients. Individuals were placed on atorvastatin calcium (10 mg) for four weeks to achieve steady state levels. Patients were then randomized in a 3:1 ratio of active ETC-1002 treatment to placebo for eight weeks. During this clinical trial, patients will be dosed up to eight weeks in a forced titration schema of 60 mg, 120 mg, 180 mg and 240 mg doses for two weeks each. We will assess patients for blood levels of atorvastatin and ETC-1002, safety, tolerability and LDL-C lowering.

  ETC-1002-009

        We expect ETC-1002-009 will be a 12-week study for the treatment of patients on statin therapy who are at a residual risk for cardiovascular disease because of elevated LDL-C levels. Many hypercholesterolemic on statin therapy patients do not achieve NCEP ATP-III LDL-C cholesterol goals. In addition, many statin-treated patients are not able to achieve high enough doses due to side effects. We are designing ETC-1002-009 to establish a dose range for ETC-1002 in an additive manner to patients on current statin therapy. The goal will be to demonstrate that ETC-1002, when added onto statin therapy, will improve LDL-C goal achievement. We expect to initiate ETC-1002-009 in the fourth quarter of 2013.

  Additional Regulatory Studies

  Phase 3 Clinical Trials

        If we successfully complete the Phase 2b clinical trials of ETC-1002 for which we intend to commence enrollment during 2013, we will use the results of these clinical trials to inform dosing for our pivotal Phase 3 clinical trials. We will conduct these pivotal Phase 3 clinical trials in larger patient populations to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. Any such Phase 3 clinical trials and the additionally required long-term safety study, would be intended to establish the overall risk/benefit ratio of ETC-1002 and to provide an adequate basis for regulatory approval of ETC-1002.

  Cardiovascular Outcomes Study

        We believe it is well-accepted that every 1.6 mg/dL lowering of LDL-C through the cholesterol synthesis pathway results in a 1% lowering of cardiovascular disease risk. To date, the FDA has not required any approved therapy targeting LDL-C lowering, including non-statin therapies, to initiate or complete a cardiovascular outcomes study in connection with its approval. ETC-1002 inhibits cholesterol synthesis and lowers LDL-C through liver-specific inhibition of ACL at an earlier step in the cholesterol biosynthesis pathway that is upstream from HMG Co-A reductase, the target for statins. Because of this mechanism of action to lower LDL-C in the cholesterol synthesis pathway, we believe it is unlikely that the FDA will require us to initiate or complete a cardiovascular outcomes study as a condition to our initially seeking approval of ETC-1002 as a therapy to lower LDL-C in the narrow indication of patients who suffer from hypercholesterolemia and are unable to tolerate statin therapy. Notwithstanding our current expectations, the FDA could require us to initiate or complete a cardiovascular outcomes study as a condition to filing or approving an NDA for ETC-1002 or as a post-approval requirement. Any such study, if required, would be costly and time-consuming and, regardless of the outcome, would involve substantial costs and adversely affect our development timeline.

  Studies in Response to Partial Clinical Holds

        In 2009, the FDA determined that ETC-1002 was a potential peroxisome proliferator activated receptor, or PPAR, agonist and as a result was subject to a partial clinical hold. The FDA has issued such notices to all sponsors of PPARs or agents deemed to have PPAR-like properties. The partial clinical hold permits clinical trials of up of to six months' duration for ETC-1002 and also requires us to conduct two year rat and mouse carcinogenicity studies before initiating Phase 3 clinical trials of longer than six months. Our two year rat and mouse carcinogenicity studies are scheduled for completion by April and May 2014 and draft reports will be issued six months later.

        The clinical data to date appear to demonstrate the absence of PPAR mediated pharmacology (triglyceride decreases, adiponectin increases, mild ALT increases) or toxicity (weight gain, edema, creatinine kinase/creatinine increases) in humans. This is supportive of the conclusion that the weak PPAR alpha/gamma activities observed in animal models preclinically are not observed with therapeutic doses of ETC-1002 in humans. These effects will continue to be monitored in our future clinical program. Most importantly, our clinical studies have demonstrated rapid and significant LDL-C lowering consistent with the dual mechanisms of action inhibiting ATP-citrate lyase and activating hepatic AMPK.

        In addition, based upon early preclinical toxicology results, the FDA has limited our ability to dose ETC-1002 above 240 mg in our clinical trials. Currently, we do not expect to dose ETC-1002 above 240 mg.

        If we are unable to address FDA's concerns related to the partial clinical hold, we could be delayed in, or prevented from, obtaining marketing approval of ETC-1002. Additionally, FDA could raise these concerns as part of the NDA review process for ETC-1002, which could result in adverse limitations in any approved labeling or on distribution and use of ETC-1002, if approved.

  Pharmacology and Toxicology Studies

        Our pre-clinical studies of ETC-1002 have demonstrated favorable effects on plasma LDL-C and triglycerides, blood pressure, blood glucose and insulin levels, inflammation and weight gain in diet-induced and genetic pre-clinical models of dyslipidemia, diabetes, and obesity. In a progression model of atherosclerosis using a LDL-receptor deficient mouse model, ETC-1002 demonstrated reductions in atherosclerotic plaque content and size with beneficial changes in inflammatory markers.

Mechanism of Action

        ETC-1002 is dosed orally, absorbed rapidly in the small intestine and enters the liver through cell surface receptors different from those transporters that selectively take up statins. In a small portion of the population that has genetically impaired organic anion transporters, statins are unable to enter the liver and as a result accumulate in the blood, ultimately concentrating in the muscles. These deposits lead to muscle pain and weakness. In addition, some patients without impaired organic anion transporters still experience muscle pain and weakness due to increased levels of statin in the blood on higher doses of statins. Importantly, impaired organic anion transporters do not lead to increased levels of ETC-1002 circulating in the blood or the muscle pain or weakness associated with statins.

        Once in the liver, ETC-1002 inhibits ACL and activates AMPK. Pre-clinical studies show that in the liver, ETC-1002 is converted to a derivative coenzyme, or ETC-1002-CoA, which directly inhibits ACL, a key enzyme that supplies substrate for cholesterol and fatty acid synthesis, as well as glucose production in the liver.

        ETC-1002's activation of AMPK complements the effects of its ACL inhibition in the liver and contributes to the beneficial effects on other cardiometabolic risk factors including hsCRP, insulin sensitization, blood pressure and weight. While the relative contributions of ACL inhibition and AMPK activation are not yet known, this mechanism is supported by preclinical and clinical observations that have been published in peer reviewed publications and presented at scientific conferences. We are not aware of any alternative explanations regarding ETC-1002's dual mechanism of action or the preliminarily accepted conclusion in the scientific community that inhibiting ACL and activating AMPK have the potential to regulate metabolic imbalances in both the lipid and carbohydrate metabolic pathways, which do not function normally in specific patient populations with specific cardiometabolic risk factors. An illustration of ETC-1002's mechanism of action and therapeutic effects on cardiometabolic risk factors is as follows:

ACL-Dependent Inhibition of Hepatic Cholesterol Synthesis (a statin-like mechanism)
and AMPK Activation

Early-Stage Product Candidates

ESP41091

        We acquired the exclusive worldwide rights to ESP40191 from Pfizer in April 2008. ESP41091, our second product candidate, is a pre-IND compound that we are exploring as a therapy for type 2 diabetes and obesity. In pre-clinical pharmacology studies, oral intervention with ESP41091 resolved hyperglycemia and reduced body weight following a four week treatment in a diet-induced obese mouse model of insulin resistance. Treatment with ESP41091 also resulted in beneficial effects on lipid metabolism and body weight in obese Zucker rats.

4WF

        Our management team has prior success in the identification and clinical development of synthetic HDL therapies. At the original Esperion, we licensed apoA-I Milano, a synthetic HDL therapy, and successfully completed a Phase 2a clinical trial showing regression of atherosclerosis in high-risk acute coronary syndrome patients after four weeks of therapy. In June 2011, we acquired the exclusive worldwide rights to 4WF from the Cleveland Clinic Foundation. 4WF is a next generation synthetic HDL therapy designed to preserve the function of HDL and its primary apolipoprotein, apoA-I, and to deliver oxidation-resistant synthetic HDL therapy via an injection as opposed to intravenous infusion. Moreover, recent research demonstrates that HDL becomes dysfunctional and loses its cholesterol acceptor and anti-inflammatory activity through myeloperoxidase mediated enzymatic oxidation. We believe the preferred means to improve HDL function is to increase the number and activity of HDL particles in the body through HDL therapy. We believe our initial in vitro protein screening and characterization suggest the benefits of 4WF as an optimized myeloperoxidase oxidation-resistant apoA-I mimetic.

Sales and Marketing

        Given our stage of development, we have not yet established a commercial organization or distribution capabilities, nor have we entered into any partnership or co-promotion arrangements with an established pharmaceutical company. To develop the appropriate commercial infrastructure to launch ETC-1002 in the United States, if approved, as a treatment for elevated levels of LDL-C in statin intolerant patients, we would need to invest significant financial and managerial resources. We may engage in partnering discussions with third parties from time to time. If we elect to seek approval and launch commercial sales of ETC-1002 outside of the United States or for broader patient populations in the United States, including residual risk patients who are unable to reach their LDL-C goal with a statin therapy, we may either do so on our own or by establishing alliances with one or more pharmaceutical company collaborators, depending on, among other things, the applicable indications, the related development costs and our available resources.

Manufacturing and Supply

        ETC-1002 is a small molecule drug that is synthesized with readily available raw materials using conventional chemical processes. We currently have no manufacturing facilities and limited personnel with manufacturing experience. We rely on contract manufacturers to produce both drug substances and drug products required for our clinical trials. All lots of drug substance and drug product used in clinical trials are manufactured under current good manufacturing practices. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of ETC-1002, if approved.

Licenses

        In April 2008, we entered into a license agreement with Pfizer pursuant to which we obtained a worldwide, exclusive, fully paid-up license from Pfizer to certain patent rights owned or controlled by Pfizer relating to ETC-1002, and we granted Pfizer a worldwide, exclusive, fully paid-up license to certain patent rights owned or controlled by us relating to development programs other than ETC-1002. The license to us covers the development, manufacture and commercialization of ETC-1002. We may grant sublicenses under the license. Under the license agreement, Pfizer is restricted from making, using, developing or testing any of the compounds claimed under the same patents that claim or cover the composition of matter of ETC-1002. Neither party is entitled to any royalties, milestones or any similar development or commercialization payments under the license agreement, and the licenses granted are irrevocable and may not be terminated for any cause, including intentional breaches or breaches caused by gross negligence.

Intellectual Property

        We strive to protect and enhance the proprietary technologies that we believe are important to our business, including seeking and maintaining patents intended to cover our products and compositions, their methods of use and any other inventions that are important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

        Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain the proprietary position of ETC-1002 and our other development programs.

        As of May 31, 2013, our patent estate, including patents we own or license from third parties, on a worldwide basis, included approximately 15 issued United States patents and 6 pending United States patent applications and 6 issued patents and 25 pending patent applications in other foreign jurisdictions. Of our worldwide patents and pending applications, only a subset relates to our small molecule program which includes our lead product candidate, ETC-1002. ETC-1002 is claimed in U.S. Patent No. 7,335,799 that is scheduled to expire in December 2025, which includes 711 days of patent term adjustment, and may be eligible for a patent term extension period of up to 5 years. At least one pending United States patent application claims a method of treatment using ETC-1002. There are currently three issued patents and four pending applications in countries outside the United States that relate to ETC-1002.

        A second subset of this portfolio relates to our early-stage product candidate ESP41091. ESP41091 is claimed in U.S. Patent Nos. 7,119,221 and 7,405,226. Various methods of treatment using ESP41091 are claimed in U.S. Patent Nos. 8,153,690 and 8,309,604 and in at least one other pending application in the United States. There are currently two issued patents and four pending applications in countries outside the United States that relate to ESP41091.

        Our 4WF patent portfolio currently consists of 19 issued patents and pending patent applications in the United States and other foreign jurisdictions regarding apolipoprotein mixtures, dimeric oxidation-resistant apolipoprotein variants and oxidant resistant apolipoprotein A1 variants and mimetic peptides thereof.

        We hold an exclusive, worldwide, fully paid-up license from Pfizer to some of these patents and patent applications. This license is described above.

        In addition, only a subset of our worldwide patents and pending patent applications relates to our third drug candidate Apolipoprotein A1-4WF. Apolipoprotein A1-4WF is claimed in United States Patent No. 8,143,224B2. United States Patent No. 8,143,224 is set to expire on July 12, 2030. In addition, various methods of treatment using Apolipoprotein A1-4WF are claimed in United States Patent Application Publication No. 2012/0264677. There are approximately 15 pending patent applications in countries outside the United States that relate to Apolipoprotein A1-4WF and its use in various methods of treatment.

        The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional application. In the United States, a patent's term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also twenty years from the earliest effective filing date. Our issued patents will expire on dates ranging from 2021 to 2030. However, the actual protection afforded by a patent varies on a claim by claim basis for each applicable product, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

        Furthermore, the patent positions of biotechnology and pharmaceutical products and processes like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the U.S. The patent situation outside the U.S. is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries can diminish our ability to protect our inventions, and enforce our intellectual property rights and more generally, could affect the value of intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

        The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our drugs and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or may receive in the future, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drugs can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

        As a result of the America Invents Act of 2011, the United States transitioned to a first-inventor-to-file system in March 2013, under which, assuming the other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent. This will require us to minimize the time from invention to the filing of a patent application.

        We may rely, in some circumstances, on trade secrets and unpatented know-how to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our consultants, scientific advisors and contractors and invention assignment agreements with our employees. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information, please see "Risk Factors—Risks Related to our Intellectual Property."

        Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future drugs may have a material adverse impact on us. If third parties prepare and file patent applications in the U.S. that also claim technology to which we have rights, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office, or USPTO, to determine priority of invention.

        In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications. Patent applications in the U.S. and elsewhere are published only after eighteen months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to ETC-1002 and any future drugs, discoveries or technologies we might develop may have already been filed by others without our knowledge.

Competition

        Our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. Key competitive factors affecting the commercial success of our product candidates are likely to be efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

        The market for cholesterol regulating therapies is especially large and competitive. The product candidates we are currently developing, if approved, will face intense competition, either as monotherapies or as combination therapies.

        Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of our competitors. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors' drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our drugs non-competitive or obsolete. See "Risk Factors—Risks Related to our Business and the Clinical Development and Commercialization of ETC-1002—Our market is subject to intense competition. If we are unable to compete effectively, our opportunity to generate revenue from the sale of ETC-1002, if approved, will be materially adversely affected," and elsewhere in this prospectus for more information regarding competitors and competitive products.

Regulatory Matters

  Government Regulation and Product Approval

        Government authorities in the United States at the federal, state and local level, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products such as those we are developing. Our product candidates, including ETC-1002, must be approved by the FDA through the new drug application, or NDA, process before they may legally be marketed in the United States.

  United States Drug Development Process

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

  •
  completion of non-clinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices regulations;

  •
  submission to the FDA of an IND, which must become effective before human clinical trials may begin;

  •
  performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed drug for its intended use;

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  submission to the FDA of an NDA for a new drug;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP; and

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  FDA review and approval of the NDA.

        The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

        Once a pharmaceutical product candidate is identified for development, it enters the non-clinical, also referred to as pre-clinical, testing stage. Non-clinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the non-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some non-clinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all drug products within a certain class of drugs. The FDA also can impose partial clinical holds, for example prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

        All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

        Each new clinical protocol and any amendments to the protocol must be submitted to the IND for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

        Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

  •
  Phase 1. The product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients.

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  Phase 2. Involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

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  Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

        Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

        Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

  U.S. Review and Approval Processes

        The results of product development, non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee; a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review.

        In addition, under the Pediatric Research Equity Act of 2003, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers.

        The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product's identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. The FDA is not bound by the recommendation of an advisory committee.

        The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing.

        If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug's safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

  Patent Term Restoration and Marketing Exclusivity

        Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA, however there can be no assurance that any such extension will be granted to us.

        Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the non-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

        Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric clinical trial in accordance with an FDA-issued "Written Request" for such a clinical trial.

  Post-Approval Requirements

        Any drugs for which we receive FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers of drugs must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

        Drug manufacturers and other entities involved in the manufacturing and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the drug. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release. We rely, and expect to continue to rely, on third parties for the production of clinical quantities of our product candidates. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution or may require substantial resources to correct.

        The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

        From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, the FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

  Foreign Regulation

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates to the extent we choose to sell any products outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution would apply to any product that is approved outside the United States.

Employees

        As of May 31, 2013, we had 13 full-time employees and five part-time employees. Two of our employees have Ph.D. degrees. Nine of our employees are engaged in research and development activities. None of our employees is represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

        We lease our facility, which is located at 46701 Commerce Center Drive, Plymouth, Michigan and consists of approximately 2,083 square feet of office and 4,867 square feet of laboratory space. Our lease expires October 2, 2013, and we have an option to extend it through October 2018 and then again through October 2023. We believe our facility is sufficient to meet our needs until the expiration of our lease.

Legal Proceedings

        We are not currently a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

        The following table presents our directors and executive officers and their respective ages and positions as of June 6, 2013:

Name	Age	Position
Roger S. Newton, Ph.D., FAHA	63	Executive Chairman, Chief Scientific Officer and Director
Patrick G. Enright(2)(3)	51	Director
Dov A. Goldstein, M.D.(1)(2)(3)	45	Director
Daniel Janney(1)	47	Director
Louis G. Lange, M.D., Ph.D.(1)(2)	65	Director
Nicole Vitullo(1)(3)	56	Director
Tim M. Mayleben	52	President, Chief Executive Officer and Director
Noah L. Rosenberg, M.D.	46	Chief Medical Officer
Troy A. Ignelzi	45	Vice President—Business Development

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Nominating and Corporate Governance Committee.

Directors

        Roger S. Newton, Ph.D., FAHA has served as our Executive Chairman and Chief Scientific Officer since December 2012 and is a fellow of the American Heart Association. He was previously our President and Chief Executive Officer from our founding in 2008 to December 2012. Prior to joining our company, he was Senior Vice President, Pfizer Global R&D from 2004 to 2008. He was a Co-founder, President & CEO of the original Esperion from July 1998 until its acquisition by Pfizer in 2004. Prior to founding the original Esperion, Dr. Newton was Chairman of the Atherosclerosis Drug Discovery Team at Warner Lambert from 1981 to 1998. Dr. Newton is a director of a number of companies including Juventas Therapeutics, Inc. and Rubicon Genomics, Inc. He is also a member of the Technology Advisory Boards of Arboretum Ventures and Metagenics, Inc. Dr. Newton has a Ph.D. in nutrition from the University of California, Davis, a Master of Science degree in nutritional biochemistry from the University of Connecticut, and a Bachelor of Science degree in biology from Lafayette College. Dr. Newton's qualifications to sit on our board include his extensive leadership, executive, managerial, business and pharmaceutical company experience, along with his more than 30 years of industry experience in the development and commercialization of pharmaceutical products.

        Patrick G. Enright became a member of our board of directors in connection with Longitude Capital's purchase of 12,000,000 shares of Series A preferred stock in April 2013. He is a founder of Longitude Capital Management Co., LLC, a venture capital firm focused on investments in biotechnology and has served as its Managing Director since 2007. From 2002 through 2006, Mr. Enright was a Managing Director of Pequot Ventures where he co-led the life sciences investment practice. Prior to Pequot, he was a Managing Member responsible for the Delta Opportunity Fund, where he invested in privately-held and publicly-traded biotechnology companies. He was previously Chief Financial Officer and Senior Vice President of Business Development at Valentis, Inc. (now Urigen Pharmaceuticals, Inc.) and Senior Vice President of Finance and Business Development at Boehringer Mannheim Pharmaceuticals (now F. Hoffmann-La Roche. Ltd.). Mr. Enright is a director of a number of privately-held companies, as well as Corcept Therapeutics, Inc. (NASDAQ: CORT) and Jazz Pharmaceuticals plc (NASDAQ: JAZZ). Previously, Mr. Enright served on the boards of

Threshold Pharmaceuticals, Inc. (NASDAQ: THLD), Sequenom, Inc. (NASDAQ: SQNM), Valentis, Inc. (NASDAQ: VLTS), Codexis, Inc. (NASDAQ: CDXS) and MAP Pharmaceuticals, Inc. (NASDAQ: MAPP). Mr. Enright received his M.B.A. from the Wharton School of Business at the University of Pennsylvania and his B.S. in Biological Sciences from Stanford University. We believe Mr. Enright's extensive knowledge of finance and experience in the biotechnology industry qualifies him to serve as a member of our board of directors.

        Dov A. Goldstein, M.D. has served as a member of our board of directors since April 2008. He has been a partner at Aisling Capital, a private investment firm, since 2008. From 2006 to 2008, he was a Principal at Aisling Capital. From 2000 to 2005, Dr. Goldstein was Chief Financial Officer of Vicuron Pharmaceuticals, Inc. before its acquisition by Pfizer Inc. From 1998 to 2000, Dr. Goldstein was Director of Venture Analysis at HealthCare Ventures, a privately held investment fund. Dr. Goldstein is a director of a number of companies including ADMA Biologics, Inc. and Cempra Pharmaceuticals, Inc. (NASDAQ: CEMP). He holds a B.S. in biology from Stanford University, an M.D. from the Yale School of Medicine and an M.B.A. from the Columbia Business School. We believe Dr. Goldstein's experience with financial accounting matters for complex organizations, his prior oversight of the financial reporting process of public companies and his experience working with life sciences companies qualifies him to serve as a member of our board of directors.

        Daniel Janney has served as a member of our board of directors since November 2012. Mr. Janney is a managing director at Alta Partners, a life sciences venture capital firm, which he joined in 1996. Prior to joining Alta, from 1993 to 1996, he was a Vice President in Montgomery Securities' healthcare and biotechnology investment banking group, focusing on life sciences companies. Mr. Janney is a director of a number of companies including Alba Therapeutics Corporation, DiscoveRx Corporation, Lithera, Inc., Prolacta Bioscience, Inc. and ViroBay, Inc. He holds a Bachelor of Arts in History from Georgetown University and an M.B.A. from the Anderson School at the University of California, Los Angeles. We believe Mr. Janney's experience working with and serving on the boards of directors of life sciences companies and his experience working in the venture capital industry qualifies him to serve on our board of directors.

        Louis G. Lange, M.D., Ph.D. has served as a member of our board of directors since February 2010. Dr. Lange is currently a partner with Asset Management Company, a venture capital firm that he joined in June 2009. Since June 2009, Dr. Lange has also served as a Senior Advisor of Gilead Sciences, Inc. (NYSE: GILD). From April 2009 to June 2009, Dr. Lange served as Executive Vice President, Cardiovascular Therapeutics, of Gilead Sciences, Inc. He was a founder of CV Therapeutics, Inc. and served as its Chairman and Chief Executive Officer from August 1992 until the acquisition of the company by Gilead Sciences, Inc. in April 2009. Dr. Lange holds an M.D. from Harvard Medical School and a Ph.D. in biological chemistry from Harvard University. Dr. Lange's significant operational and business experience with life science companies qualify him to serve as a member of our board of directors.

        Tim M. Mayleben has served as our President and Chief Executive Officer since December 2012 and as a member of our board of directors since February 2010. Prior to joining Esperion, from December 2009 to December 2012, Mr. Mayleben was President and CEO and a director of Aastrom Biosciences, Inc. (NASDAQ: ASTM). He is also an advisor to, investor in, and member of the board of directors of several life science companies, including Intelliject Corporation, Lycera Corporation and DeNovo Sciences, through his advisory and investment firms, ElMa Advisors and Esperance BioVentures. Previously, from 2007 to 2008, Mr. Mayleben served as President, COO and a director of NightHawk Radiology Holdings, Inc. Prior to joining Nighthawk, Mr. Mayleben was the Chief Operating Officer of the original Esperion, until its acquisition by Pfizer in 2004. Mr. Mayleben earned an M.B.A., with distinction, from the J.L. Kellogg Graduate School of Management at Northwestern University, and a Bachelor of Business Administration degree from the University of Michigan, Ross

School of Business. Mr. Mayleben's years of experience in the life sciences industry, including over a decade of experience as an executive officer of several life sciences companies, qualifies him to sit on our board.

        Nicole Vitullo has served as a member of our board of directors since April 2008. Ms. Vitullo joined Domain Associates, LLC, a venture capital firm with an exclusive focus on life sciences, in 1999 and became a Partner in 2004. From 1992 to 1999, Ms. Vitullo was Senior Vice President at Rothschild Asset Management, Inc. Ms. Vitullo is a director of a number of companies including Celator Pharmaceuticals, Inc., Achillion Pharmaceuticals, Inc. (NASDAQ: ACHN), Durata Therapeutics, Inc. (NASDAQ: DRTX), Marinus Pharmaceuticals, Inc. and VentiRx Pharmaceuticals, Inc. Ms. Vitullo received a B.A. and an M.B.A from the University of Rochester. We believe Ms. Vitullo's experience working with and serving on the boards of directors of life sciences companies and her experience working in the venture capital industry qualifies her to serve on our board of directors.

Executive Officers

        Noah L. Rosenberg, M.D. has served as our Chief Medical Officer since February 2012. From 2010 to 2012, Dr. Rosenberg worked in a series of positions at Forest Laboratories and prior to leaving, Dr. Rosenberg served as the Executive Director and Head of Forest Laboratories' Cardiovascular/Metabolism franchise. From 2007 to 2010, Dr. Rosenberg served as a Senior Medical Director at Sanofi. From 2005 to 2007, Dr. Rosenberg served as a Medical Director at Sanofi. From 2000 to 2005, Dr. Rosenberg served as a Medical Director at Pfizer Inc. Dr. Rosenberg earned an M.D. from Drexel University and a B.A. in Natural Sciences from The Johns Hopkins University.

        Troy A. Ignelzi has served as our Vice President—Business Development since January 2010. Prior to joining Esperion, from 2007 to 2010, Mr. Ignelzi served as Vice President—Business Development and Strategic Planning of Insys Therapeutics, Inc. Prior to his employment with Insys, Mr. Ignelzi worked as a sales and marketing professional in the neuroscience division with Eli Lilly and Company. Mr. Ignelzi received a B.S. from Ferris State University.

Composition of our Board of Directors

        Our board of directors currently consists of six members, all of whom were elected pursuant to the board composition provisions of a voting agreement, which will terminate immediately prior to the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee's and board of directors' priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

        Director Independence.    Our board of directors has determined that all members of the board of directors, except Dr. Newton and Mr. Mayleben, are independent, as determined in accordance with the rules of the NASDAQ Stock Market. In making such independence determination, the board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the NASDAQ Stock Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

        Staggered board.    In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

  •
  Our Class I directors will be Messrs. Janney and Mayleben;

  •
  Our Class II directors will be Dr. Lange and Ms. Vitullo; and

  •
  Our Class III directors will be Mr. Enright and Drs. Goldstein and Newton.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board's Role in Risk Oversight

        The positions of our Executive Chairman of the board and Chief Executive Officer are presently separated at Esperion. Separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Executive Chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer must devote to his position in the current business environment, as well as the commitment required to serve as our Executive Chairman, particularly as the board of directors' oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure. Although our amended and restated bylaws that will be in effect upon the completion of this offering will not require our Executive Chairman and Chief Executive Officer positions to be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

        Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company's business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

        Each of our board committees also oversees the management of our company's risk that falls within the committee's areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our controller reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our controller. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. We expect that the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Stock Market and Securities and Exchange Commission rules and regulations.

Audit committee

        Mr. Enright and Drs. Goldstein and Lange currently serve on the audit committee, which is chaired by Mr. Enright. Our board of directors has determined that each member of the audit committee is "independent" for audit committee purposes as that term is defined in the applicable rules of the Securities and Exchange Commission and the NASDAQ Stock Market. Our board of directors has designated Mr. Enright as an "audit committee financial expert," as defined under the applicable rules of the Securities and Exchange Commission. The audit committee's responsibilities include:

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  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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  approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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  reviewing the internal audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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  reviewing the adequacy of our internal control over financial reporting;

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  establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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  recommending, based upon the audit committee's review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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  preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

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  reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

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  reviewing quarterly earnings releases.

Compensation committee

        Dr. Goldstein, Mr. Janney, Dr. Lange and Ms. Vitullo currently serve on the compensation committee, which is chaired by Ms. Vitullo. Our board of directors has determined that each member of the compensation committee is "independent" as that term is defined in the applicable NASDAQ Stock Market rules. The compensation committee's responsibilities include:

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  annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

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  evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

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  reviewing and approving the compensation of our other executive officers;

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  reviewing and establishing our overall management compensation, philosophy and policy;

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  overseeing and administering our compensation and similar plans;

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  evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NASDAQ Stock Market rules;

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  retaining and approving the compensation of any compensation advisors;

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  reviewing and approving our policies and procedures for the grant of equity-based awards;

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  reviewing and making recommendations to the board of directors with respect to director compensation;

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  preparing the compensation committee report required by SEC rules to be included in our annual proxy statement;

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  reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and

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  reviewing and discussing with the board of directors corporate succession plans for the Chief Executive Officer and other key officers.

Nominating and corporate governance committee

        Mr. Enright, Dr. Goldstein and Ms. Vitullo currently serve on the nominating and corporate governance committee, which is chaired by Dr. Goldstein. Our board of directors has determined that each member of the nominating and corporate governance committee is "independent" as that term is defined in the applicable NASDAQ Stock Market rules. The nominating and corporate governance committee's responsibilities include:

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  developing and recommending to the board of directors criteria for board and committee membership;

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  establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

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  identifying individuals qualified to become members of the board of directors;

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  recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

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  developing and recommending to the board of directors a set of corporate governance guidelines; and

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  overseeing the evaluation of the board of directors and management.

        Our board of directors may establish other committees from time to time.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

        Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the completion of this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.esperion.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Executive Compensation Overview

        Our primary objective with respect to executive compensation is to attract and retain individuals who possess knowledge, experience and skills that we believe are important to our business of developing and commercializing novel therapeutics for patients with elevated levels of LDL-C.

        Specifically, our compensation programs are designed to:

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  attract and retain individuals with superior ability and managerial experience;

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  align executive officers' incentives with our corporate strategies, business objectives and the long-term interests of our stockholders; and

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  increase the incentive to achieve key strategic performance measures by linking incentive award opportunities to the achievement of performance objectives and by providing a portion of total compensation for executive officers in the form of ownership in the company.

        Our compensation committee oversees our compensation and benefit plans and policies, administers our equity incentive plans and reviews and approves annually all compensation decisions relating to all of our executive officers. The compensation committee considers recommendations from our Chief Executive Officer regarding the compensation of the other executive officers identified in the Summary Compensation Table below, who we refer to as the Named Executive Officers, other than himself. Historically, the compensation committee has not retained any independent compensation consultants to help it in making compensation-related decisions.

        Following the completion of this offering, our compensation committee will continue to be primarily responsible for developing and implementing our compensation policies and establishing and approving the compensation for all of our executive officers. In the future, our compensation committee may review the compensation packages offered by other similar companies based on survey data and may choose to retain the services of independent compensation consultants from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies. While market data and reports from independent consultants provide useful starting points for compensation decisions, our compensation committee may also take into account factors such as level of responsibility, prior experience, individual performance and internal pay equity in arriving at final compensation decisions.

Executive Compensation Components

        Our executive compensation consists of base salary, cash incentive bonuses, equity incentive compensation and broad-based benefits programs. Each of the elements of our executive compensation is discussed in more detail below, including a description of the particular element and how it fits into our overall executive compensation program.

        Although we have not adopted any formal guidelines for allocating total compensation between long-term and short-term compensation, cash compensation and non-cash compensation, or among different forms of non-cash compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives' overall compensation to the achievement of corporate goals and value-creating milestones, such as the clinical development of ETC-1002 and the establishment and maintenance of key strategic relationships.

        Section 162(m) of the Code places a limit of $1 million on the amount of compensation that public companies may deduct in any one year with respect to certain of its Named Executive Officers. Certain performance-based compensation approved by stockholders is not subject to this deduction limit. In addition, as a newly public company, some of our compensation arrangements are not subject to the deduction limit during a transition period. Our compensation committee's strategy in this regard is to be cost and tax efficient. Therefore, whenever possible, the compensation committee intends to structure compensation programs to qualify compensation as performance-based under Section 162(m) of the Code, while maintaining the flexibility in the future to approve arrangements that it deems to be in our best interests and the best interests of our stockholders, even if such arrangements do not always qualify for full tax deductibility.

Annual Cash Compensation

Base Salary

        Base salaries for our Named Executive Officers are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent. Base salaries are originally established at the time the executive is hired based on individual experience, skills and expected contributions, our compensation committee's understanding of what executives in similar positions at other peer companies were being paid at such time and are also the result of negotiations with certain executives during the hiring process. The base salaries of our Named Executive Officers are reviewed annually and may be adjusted to reflect market conditions and our executives' performance during the prior year as well as the financial position of the company, or if there is a change in the scope of the officer's responsibilities. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance.

Cash Incentive Bonuses

        Our compensation committee has the authority to award annual performance-based cash bonuses to our executive officers.

        Upon the completion of this offering, our Senior Executive Cash Incentive Bonus Plan which was approved by the board of directors on June 5, 2013, will become effective and the Named Executive Officers will be eligible to receive annual cash incentive bonuses thereunder. For a further discussion of the Senior Executive Cash Incentive Bonus Plan, see "Senior Executive Cash Incentive Bonus Plan" below.

Equity Incentive Compensation

        Equity incentive grants to our Named Executive Officers are currently made at the discretion of our board of directors under our 2008 Incentive Stock Option and Restricted Stock Plan, or the 2008 Plan, and such awards are typically made at the time of hiring and in connection with annual performance reviews during January, if at all. Under the 2008 Plan, the board of directors may grant equity incentive awards in the form of stock options or restricted stock awards.

        Each of our Named Executive Officers received an equity incentive award upon his commencement of employment with us. The amount of these initial equity grants was based on the following qualitative factors that are not weighted by our board: the executive's proposed level of responsibility, the competitive market for the executive's position and the executive's potential contribution to the advancement of our clinical and business development programs.

        Upon the closing of this offering, equity incentive awards will be granted to our Named Executive Officers under our 2013 Stock Option and Incentive Plan, or the 2013 Plan. For a further discussion of the 2008 Plan and 2013 Plan, see "Equity Compensation Plans and Other Benefit Plans" below.

Benefits Programs

        In addition to the primary elements of compensation (base salary, cash incentive bonuses and equity incentive compensation) described above, the Named Executive Officers also participate in broad-based employee benefits programs available to all of our employees, including health insurance, life and disability insurance, dental insurance and our 401(k) plan.

Compensation Tables

Summary Compensation Table—2012

        The following table presents information regarding the total compensation awarded to, earned by, and paid to each individual who served as our chief executive officer at any time during the last completed fiscal year and the two most highly-compensated executive officers (other than the chief executive officer) who were serving as executive officers at the end of the last completed fiscal year for services rendered in all capacities to us for the year ended December 31, 2012. These individuals are our Named Executive Officers for 2012.

Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($)(4)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Roger S. Newton, Ph.D., FAHA, Executive Chairman and Chief Scientific Officer	2012	369,766	—	—	—	—	369,766
Tim M. Mayleben, President and Chief Executive Officer	2012	25,000(1)	—	—	—	—	25,000
Noah L. Rosenberg, M.D., Chief Medical Officer	2012	303,276(2)	15,000(3)	89,562	—	—	318,276
Troy A. Ignelzi, Vice President—Business Development	2012	200,813	—	21,440	—	—	222,253
(1)
Mr. Mayleben joined the Company as our President and Chief Executive Officer effective December 10, 2012. The amount reflected in this column is based upon an annualized salary of $400,000.

(2)
Dr. Rosenberg joined the Company as our Chief Medical Officer effective February 6, 2012. The amount reflected in this column is based upon an annualized salary of $335,000.

(3)
Amount includes $15,000 awarded to Dr. Rosenberg as a signing bonus.

(4)
Amounts represent the aggregate grant date fair value of option awards granted to our Named Executive Officers in 2012 computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our financial statements and discussions in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The amounts above reflect the Company's aggregate accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by the Named Executive Officers.

Narrative Disclosure to the Summary Compensation Table

Employment arrangements with our named executive officers

        We have entered into an employment agreement or offer letter with each of the named executive officers in connection with his employment with us. These employment agreements and offer letter provide for "at will" employment.

        Tim M. Mayleben.    On December 3, 2012, we entered into an employment agreement with Mr. Mayleben for the position of President and Chief Executive Officer which was effective as of

December 10, 2012. Pursuant to the terms of Mr. Mayleben's employment agreement, we agreed to grant him an option to purchase 273,660 shares of our common stock, which option was subsequently granted on January 16, 2013. On May 23, 2013, we amended this option to permit its early exercise, provided that any shares issued upon exercise will remain subject to the original vesting terms. Mr. Mayleben currently receives a base salary of $400,000, which is subject to review and adjustment in accordance with company policy. Beginning with the year ending December 31, 2013, Mr. Mayleben is also eligible for an annual discretionary bonus of up to 40% of his base salary, payable at the discretion of the board of directors. The amount of such bonus will be determined annually based upon individual and/or company achievement of certain measurable goals established by the board of directors and Mr. Mayleben. Mr. Mayleben is eligible to participate in employee benefit plans generally available to our executive employees, subject to the terms of those plans.

        Troy A. Ignelzi.    On January 4, 2010, we entered into an offer letter with Mr. Ignelzi for the position of Executive Director of Finance and Business Development. Mr. Ignelzi currently receives a base salary of $205,000. Mr. Ignelzi is also eligible for an annual performance bonus of up to 25% of his base salary, based on the company's performance and is eligible to participate in our employee benefit plans, subject to the terms of those plans.

        Roger S. Newton, Ph.D., FAHA.    On December 4, 2012, we entered into an employment agreement with Dr. Newton for the position of Executive Chairman and Chief Scientific Officer which was effective December 10, 2012. Pursuant to the terms of Dr. Newton's employment agreement, we agreed to grant him an option to purchase 76,141 shares of our common stock, which option was subsequently granted on January 16, 2013. On May 23, 2013, we amended this option to permit its early exercise, provided that any shares issued upon exercise will remain subject to the original vesting terms. Dr. Newton currently receives a base salary of $375,000, which is subject to review and adjustment in accordance with company policy. Beginning with the year ending December 31, 2013, Dr. Newton is also eligible for an annual discretionary bonus of up to 40% of his base salary, payable at the discretion of the board of directors. The amount of such bonus will be determined annually based upon individual and/or company achievement of certain measurable goals established by the board of directors and Dr. Newton. Dr. Newton is eligible to participate in employee benefit plans generally available to our executive employees, subject to the terms of those plans.

        Noah L. Rosenberg, M.D.    On January 13, 2012, we entered into an employment agreement with Dr. Rosenberg for the position of Chief Medical Officer. Dr. Rosenberg currently receives a base salary of $335,000, which is subject to review and adjustment at the discretion of the company. Dr. Rosenberg is also eligible for an annual discretionary bonus of up to 35% of his base salary, payable at the discretion of the compensation committee based on its assessment of the performance of Esperion and Dr. Rosenberg against goals established by the Chief Executive Officer and the compensation committee. Dr. Rosenberg is eligible to participate in employee benefit plans generally available to our full-time employees, subject to the terms of those plans.

        The employment agreements with Mr. Mayleben and Drs. Newton and Rosenberg provide for certain payments and benefits in the event of an involuntary termination of employment. In addition, each of Mr. Mayleben and Drs. Newton and Rosenberg are entitled to accelerated vesting of certain outstanding and unvested equity awards held by them in certain circumstances. The information below describes certain compensation and equity acceleration that may become payable as a result of certain events. These payments and benefits are in addition to benefits available generally to salaried employees, including distributions under our 401(k) plan, accrued benefits under our health and welfare plans and arrangements, and vacation pay or other accrued benefits under our medical and dental insurance plans, that are not generally described. Outstanding equity awards for the Named Executive Officers as of December 31, 2012 are set forth under "Outstanding Equity Awards at Fiscal Year-End Table—2012."

  Involuntary Termination of Employment

        Pursuant to their employment agreements, Mr. Mayleben and Drs. Newton and Rosenberg are each eligible to receive certain payments and benefits in the event his employment is terminated by us without "cause" (as defined in the employment agreements) or in the event he terminates his employment with "good reason" (as defined in their employment agreements).

        Each of Mr. Mayleben and Dr. Newton is eligible to receive one year of base salary continuation in the event of a termination by the company without cause or by the Named Executive Officer for good reason, provided that he resigns from the board of directors and timely executes and allows to become effective a release agreement. Dr. Rosenberg is eligible to receive the following payments and benefits, provided he enters into, does not revoke and complies with the terms of a separation agreement in a form acceptable to the company, which shall include a release in favor of the company, and resigns from any and all positions he holds with the company:

  •
  base salary continuation for six months following termination;

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  continuation of group health plan benefits to the extent authorized and consistent with COBRA, with the cost of the regular premium shared in the same relative proportion by Dr. Rosenberg and the company as in effect on the date of termination until the earlier of six months after the date of termination and the date he becomes eligible for health benefits through another employer or otherwise becomes ineligible for COBRA;

  •
  a pro-rated bonus for the year of termination, provided the Chief Executive Officer and the compensation committee assess Dr. Rosenberg's performance and that of Esperion through the date of termination and determine that he is entitled to a pro-rated bonus; and

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  accelerated vesting of the unvested portion of an option to purchase 14,314 shares of the company's common stock granted to Dr. Rosenberg in connection with his hire.

  Change in Control

        Under the employment agreements with Mr. Mayleben and Dr. Newton, we agreed to make certain equity awards to each of them in the form of options to purchase our common stock. Pursuant to their employment agreements and the award agreements governing such stock options, in the event of a "change in control" of the company (as defined in the employment agreements), any such unvested stock options will be accelerated such that 50% of the shares underlying such options which would otherwise be unvested at the time of the change in control will become vested upon the change in control and, if, during the 12 month period following the change in control, either Mr. Mayleben or Dr. Newton's employment is terminated by the company without cause or either Mr. Mayleben or Dr. Newton terminates his employment with the company for good reason, 100% of the unvested portion of such option will immediately become vested.

  Definitions

        For purposes of each of the employment agreements with Mr. Mayleben and Dr. Newton, "cause" means the Named Executive Officer's:

  •
  conviction (including a guilty or no contest plea) on a felony indictment or for any misdemeanor involving moral turpitude that adversely affects the company;

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  participation in a fraud or act of dishonesty against the Company;

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  material breach of the Named Executive Officer's duties to the company that has not been cured to the reasonable satisfaction of the board of directors within 30 days following written notice to the Named Executive Officer (provided that no such notice and cure period will be required if such breach is not subject to cure);

  •
  intentional and material damage to company property; or

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  material breach of the employment agreement or other written agreement of the company or written policy of the company.

        For purposes of the employment agreement with Dr. Rosenberg, "cause" means his:

  •
  conduct in connection with his service to the company that is fraudulent, unlawful, or grossly negligent;

  •
  material breach of his material responsibilities to the company or his willful failure to comply with reasonable and lawful directives of the Chief Executive Officer or written policies of the Company;

  •
  breach of his representations, warranties, covenants and/or obligations under the employment agreement;

  •
  material misconduct which seriously discredits or damages the company; and/or

  •
  non-performance or unsatisfactory performance of his material duties or responsibilities to the company after written notice to him and a reasonable opportunity to cure that shall not exceed 30 days.

        For purposes of each of the employment agreements with Mr. Mayleben and Dr. Newton, "change in control" means:

  •
  a sale of substantially all of the assets of the company;

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  a merger or consolidation in which the company is not the surviving corporation (other than a merger or consolidation in which stockholders immediately before the merger or consolidation have, immediately after the merger or consolidation, a majority of the voting power of the surviving corporation);

  •
  a reverse merger in which the company is the surviving corporation but the shares of the company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise (other than a reverse merger in which stockholders immediately before the merger have, immediately after the merger, a majority of the voting power of the surviving corporation); or

  •
  any transaction or series of related transactions in which in excess of 50% of the company's voting power is transferred, other than an initial offering of the company's stock to the public registered under the Securities Act of 1933, as amended, or the sale by the company of stock in transactions the primary purpose of which is to raise capital for the company's operations and activities.

        For purposes of the employment agreement with Mr. Mayleben, "good reason" means any one of the following events that occurs after the commencement of his employment with the company, in each case without Mr. Mayleben's consent:

  •
  a material reduction in his duties, responsibility or authority or any decrease in his base salary of more than 20%;

  •
  any change in his position as President and Chief Executive Officer of the company or any change in his obligation to report to the board of directors as set forth in the employment agreement;

  •
  any requirement that he relocate to a work site more than 50 miles from the company's location in Plymouth Township, Michigan; or

  •
  any material breach by the company of its obligations under the employment agreement.

        For purposes of the employment agreement with Dr. Newton, "good reason" means any one of the following events that occurs after the commencement of his employment with the company, in each case without Dr. Newton's consent:

  •
  a material reduction in his duties, responsibility or authority or any decrease in his base salary of more than 20%, which in any event shall not include a transition to less than a full-time position;

  •
  any requirement that he relocate to a work site more than 50 miles from the company's location in Plymouth Township, Michigan;

  •
  any material breach by the company of its obligations under the employment agreement; or

  •
  the board of directors requests or requires Dr. Newton to perform any illegal act or any act that is inconsistent with accepted standards of ethical and professional behavior.

        For purposes of the employment agreement with Dr. Rosenberg, "good reason" means that Dr. Rosenberg has (i) reasonably determined that a good reason condition has occurred, (ii) notified the company in writing of the first occurrence of the good reason condition within 60 days of the first occurrence of such condition, (iii) cooperated in good faith with the company's efforts for a period of not less than 30 days following such notice to remedy the condition, (iv) notwithstanding such efforts, the good reason condition continues to exist and (v) terminated his employment within 60 days after the end of the 30 day cure period, following the occurrence of any one of the following actions by the company without Dr. Rosenberg's express prior written consent:

  •
  a material diminution in his responsibilities, authority and function; or

  •
  a reduction in base salary; provided, however, that good reason shall not be deemed to have occurred in the event of a reduction in base salary that is pursuant to a salary reduction program affecting substantially all senior level employees of the company that does not adversely affect Dr. Rosenberg to a greater extent than other similarly situated employees.

Outstanding Equity Awards at Fiscal Year-End Table—2012

        The following table summarizes, for each of the Named Executive Officers, the number of shares of common stock underlying outstanding stock options held as of December 31, 2012.

Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Roger S. Newton, Ph.D., FAHA	—	—	—	—	—
Tim M. Mayleben	6/1/2008(1)	11,416	3,030	1.05	6/1/2018
	4/2/2010(2)	9,567	4,350	1.26	4/2/2020
Noah L. Rosenberg, M.D.	7/12/2012(3)	—	68,708	1.89	7/12/2022
Troy A. Ignelzi	4/2/2010(4)	20,040	1,431	1.26	4/2/2020
	5/19/2011(2)	939	1,208	1.54	5/19/2021
(1)
At the grant date, the option vested over a four-year period on a monthly basis. Pursuant to an amendment to the option agreement on April 2, 2010, the remaining unvested shares vest over a four-year period quarterly, subject to continued service as a member of the Board of Directors.

(2)
The option vests over a four-year period vesting quarterly, subject to continued employment through such date.

(3)
The option vests over a four-year period with twenty-five percent of the common stock options vesting on the one-year anniversary of the vesting commencement date and 1/48th vesting in equal installments on the monthly anniversary thereafter, subject to continued employment through such date.

(4)
The option vests over a four-year period with twenty-five percent of the common stock options vesting on the one-year anniversary of the vesting commencement date and the remainder vesting in equal installments on the quarterly anniversary thereafter, subject to continued employment through such date.

Director Compensation

        The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2012. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2012. Mr. Mayleben, who is also our President and Chief Executive Officer, and Dr. Newton, who is our Executive Chairman and Chief Scientific Officer, receive no compensation for service as a director, and, consequently, are not included in this table. The compensation received by Mr. Mayleben and Dr. Newton as employees of the Company during 2012 is presented in "Summary Compensation Table—2012."

        In 2012, we did not maintain any standard fee arrangements for the non-employee members of our board of directors for their service as a director. Going forward, our board of directors has determined that, after the closing of this offering, our non-employee directors will be entitled to receive the following annual retainer fees for their service as directors:

  •
  for service as a director, an annual retainer of $30,000;

  •
  for service as the chair of a committee, $12,000 for audit committee chair, $10,000 for compensation committee chair and $6,000 for nominating and corporate governance committee chair; and

  •
  for service as a member of a committee other than as its chair, $6,000 for audit committee, $5,000 for compensation committee and $3,000 for nominating and corporate governance committee.

        Any new director will be entitled to an option award with respect to 20,000 shares of common stock upon joining our board of directors, which will vest monthly over three years, subject to the director's continued service on our board. In addition, for each year of service after December 31, 2013, each non-employee director will be entitled to an option award with respect to 4,000 shares of common stock, vesting on the earlier of the one-year anniversary of the grant date and our next annual meeting of stockholders, subject to the director's continued service on our board.

        In April 2013, each non-employee director at the time was granted an option to purchase 21,471 shares of common stock with an exercise price equal to the then fair market value, which options vest monthly over three years, subject to continued service on our board. Subsequently, in connection with Mr. Enright joining the board, he was granted an option to purchase 21,471 shares of common stock, effective as of the effective date of the registration statement of which this prospectus is a part, which award will vest monthly over the 36 months, subject to Mr. Enright's continued service on our board, and has an exercise price equal to the public offering price.

Director Compensation Table—2012

Director name	Fees earned or paid in cash ($)	Option awards ($)	All other compensation ($)	Total ($)
Dov A. Goldstein, M.D.	—	—	—	—
Daniel Janney	—	—	—	—
Louis G. Lange, M.D., Ph.D.	—	2,882(1)	—	2,882
Nicole Vitullo	—	—	—	—
(1)
Amount represents the fair value of the awards on the date of grant computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our financial statements included elsewhere in this prospectus.

Compensation Risk Assessment

        In establishing and reviewing our compensation philosophy and programs, we consider whether such programs encourage unnecessary or excessive risk taking. We believe that our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Equity Compensation Plans and Other Benefit Plans

        The two equity incentive plans described in this section are the 2008 Plan and the 2013 Plan. Prior to this offering, we have granted awards to eligible participants under the 2008 Plan. Following the closing of this offering, we expect to grant awards to eligible participants only under the 2013 Plan. In addition, our Senior Executive Cash Incentive Bonus Plan, which will be used following completion of this offering, is described below.

2008 Plan

        The 2008 Plan was approved by our board of directors and our stockholders on April 24, 2008 and was most recently amended on March 25, 2013. Under the 2008 Plan, 830,231 shares of common stock have been reserved for issuance in the form of stock options and restricted stock. The shares issuable pursuant to awards granted under the 2008 Plan are authorized but unissued shares.

        The 2008 Plan is administered by our board of directors, which has full power to select the employees, directors and service providers of the participating companies to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of the 2008 Plan.

        The option exercise price of each option granted under the 2008 Plan is determined by our board of directors and may not be less than the fair market value of a share of common stock on the date of grant. The term of each option is fixed by the board of directors and may not exceed ten years from the date of grant. The board of directors determines at what time or times each option may be exercised when granting the option.

        The 2008 Plan provides that, upon a change in control or sale transaction of the Company, the board of directors may take any one or a combination of the following actions with respect to outstanding options: (i) require that options be substituted with new awards of the successor entity, on substantially identical terms; (ii) provide for a cash payment equal to the in-the-money value of the options; (iii) allow net or "cashless" option exercises; or (iv) provide that all options not exercised within a specified period will terminate upon the closing of the transaction.

        Our board of directors may amend the 2008 Plan but no such action may adversely affect the rights of an award holder without such holder's consent. Approval by our stockholders of amendments to the 2008 Plan must be obtained if required by law.

        As of May 31, 2013, options to purchase 696,924 shares of common stock and 20,875 shares of restricted stock were outstanding under the 2008 Plan. Our board of directors has determined not to make any further awards under the 2008 Plan following the closing of this offering.

2013 Plan

        On June 5, 2013, our board of directors adopted and thereafter our stockholders approved our 2013 Plan, which will replace the 2008 Plan. Our 2013 Plan provides us flexibility to use various equity-based incentive and other awards as compensation tools to motivate our workforce. These tools include stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance share awards and cash-based awards. The 2013 Plan will become effective immediately prior to the closing of this offering.

        We have initially reserved 1,100,000 shares of common stock for the issuance of awards under the 2013 Plan. The 2013 Plan provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2014, by 2.5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

        The shares issuable pursuant to awards granted under the 2013 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards from the 2013 Plan and the 2008 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of common stock, expire or are otherwise terminated (other than by exercise) under the 2013 Plan will be added back to the shares available for issuance under the 2013 Plan.

        Under the 2013 Plan, stock options or stock appreciation rights with respect to no more than 1,100,000 shares may be granted to any one individual in any one calendar year and the maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the initial number of shares reserved and available for issuance under the 2013 Plan cumulatively increased on January 1, 2014 and on each January 1 thereafter by 2.5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee.

        The 2013 Plan will be administered by the compensation committee of the board of directors. The compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2013 Plan. Employees, non-employee directors and other key persons (including consultants) are eligible to receive awards under the 2013 Plan.

        The 2013 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The exercise price of each stock option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant or, in the case of an incentive stock option granted to a 10% owner, less than 110% of the fair market value of our common stock on the date of grant. The term of each stock option will be fixed by the compensation committee and may not exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% owner). The compensation committee will determine at what time or times each option may be exercised.

        The compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant.

        The compensation committee may award restricted stock or restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or service with us through a specified vesting period. The compensation committee may also grant cash-based awards to participants subject to such conditions and restrictions as it may determine. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2013 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

        The compensation committee may grant performance share awards to participants that entitle the recipient to receive share awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

        The compensation committee may grant cash bonuses under the 2013 Plan to participants, subject to the achievement of certain performance goals.

        The compensation committee may grant performance-based awards to participants in the form of restricted stock, restricted stock units, performance shares or cash-based awards upon the achievement of certain performance goals and such other conditions as the compensation committee shall determine. The compensation committee may grant such performance-based awards under the 2013

Plan that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, sales or revenue, development, clinical or regulatory milestones, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is 1,100,000 shares with respect to a stock-based award and $2.0 million with respect to a cash-based award.

        The 2013 Plan provides that upon the effectiveness of a "sale event," as defined in the 2013 Plan, all options and stock appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions, shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the compensation committee and all awards granted under the 2013 Plan shall terminate. In addition, in connection with the termination of the 2013 Plan upon a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

        Our board of directors may amend or discontinue the 2013 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, including option repricing, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2013 Plan may require the approval of our stockholders.

        No awards may be granted under the 2013 Plan after the date that is ten years from the date of stockholder approval of the 2013 Plan. Our board of directors has approved the issuance under the 2013 Plan of non-qualified stock options to acquire an aggregate of 37,215 shares of common stock on the effective date of the registration statement of which this prospectus is a part. These stock options will have an exercise price equal to the public offering price. No other awards under the 2013 Plan have been made prior to the date hereof.

Senior Executive Cash Incentive Bonus Plan

        On June 5, 2013, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, which will become effective upon completion of this offering. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to corporate, financial and operational measures or objectives, or Corporate Performance Goals, as well as individual performance objectives.

        Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); sales or revenue;

corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical or regulatory milestones; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

        Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and the company, an executive officer must be employed by the company on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

  401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible employees in the United States with an opportunity to save for retirement on a tax-advantaged basis. We may provide matching and discretionary contributions. All participants' interests in their contributions are 100% vested when contributed. Any employer contributions vest over a five-year period. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The retirement plan is intended to qualify under Sections 401(a) and 501(a) of the Code.

  Other Compensation

        We currently maintain broad-based benefits that are provided to all employees, including health insurance, life and disability insurance and dental insurance.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Other than compensation arrangements, we describe below transactions and series of similar transactions since January 1, 2010, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

        Compensation arrangements for our directors and Named Executive Officers are described elsewhere in this prospectus.

Sales and Purchases of Securities

2010 and 2011 Series A Financing

        On April 28, 2008, we entered into a stock purchase agreement with Dr. Newton and affiliated funds of Alta Partners, Aisling Capital, Domain Partners and Arboretum Ventures pursuant to which we agreed to issue and sell, in a series of closings, an aggregate of 23,975,000 shares of our Series A preferred stock in exchange for cash and cancellation of certain indebtedness at a price of $1.00 per share. Several of the closings were contingent on the occurrence of pre-specified clinical or development milestones. On January 27, 2010, following the commencement of Phase 1 clinical trials of ETC-1002, the applicable second tranche milestone, we issued and sold an aggregate of 6,000,000 shares of Series A preferred stock to these purchasers for gross proceeds of $6,000,000. On April 7, 2010, Louis G. Lange, M.D., an affiliated fund of Dr. Lange and the Wm. Thomas Lockard, Trustee Alix Marduel, Trustee Lockard/Marduel Revocable Trust became parties to the stock purchase agreement. On April 7, 2010, we issued and sold an aggregate of 1,000,000 shares of Series A preferred stock to these purchasers for gross proceeds of $1,000,000. On January 28, 2011, following the commencement of Phase 2a clinical trials of ETC-1002, the applicable third tranche milestone, we issued and sold an aggregate of 6,700,000 shares of Series A preferred stock to these purchasers for gross proceeds of $6,700,000.

January 2012 Convertible Note Financing

        On January 26, 2012, we entered into a convertible note financing in which we issued 10% convertible promissory notes for an aggregate principal amount of $6.0 million to certain investors affiliated with Alta Partners, Aisling Capital, Domain Partners, Arboretum Ventures, Asset Management Company and Dr. Newton, which were convertible, under certain circumstances, into shares of Series A preferred stock.

        On February 12, 2013, these convertible promissory notes were converted, in accordance with their terms and at their respective conversion prices, into shares of Series A preferred stock, and following such conversion, the notes were cancelled.

September and November 2012 Convertible Note Financing

        On September 4, 2012, we entered into a convertible note financing in which we issued 10% convertible promissory notes for an aggregate principal amount of $4.0 million to certain investors affiliated with Alta Partners, Aisling Capital, Domain Partners, Arboretum Ventures, Asset Management Company and Dr. Newton, which were convertible, under certain circumstances, into shares of Series A preferred stock. On September 4, 2012, we also issued warrants to purchase shares of our preferred stock to the foregoing investors for an aggregate purchase price of $4,000. On November 30, 2012, we entered into a convertible note financing in which we issued additional 10% convertible promissory notes for an aggregate principal amount of $5.7 million to certain investors affiliated with Alta Partners, Aisling Capital, Domain Partners, Arboretum Ventures, Asset Management Company and Dr. Newton, which were convertible, under certain circumstances, into shares of Series A preferred stock. On November 30, 2012, we also issued additional warrants to purchase shares of our preferred stock to the foregoing investors for an aggregate purchase price of $5,700.

February and April 2013 Series A Issuances

        On February 12, 2013, the convertible promissory notes issued in January, September and November 2012 were converted, in accordance with their respective terms and at their respective conversion prices, into shares of Series A preferred stock, and the warrants issued in September and November 2012 became exercisable for shares of Series A preferred stock.

        In April 2013, we entered into a stock purchase agreement with Dr. Newton and affiliated funds of Longitude Capital, Alta Partners, Aisling Capital, Domain Partners, Asset Management Company and Arboretum Ventures, pursuant to which we issued an aggregate of 17,000,000 shares of our Series A preferred stock at a price of $1.00 per share to these purchasers for gross proceeds of $17.0 million. Upon the closing under the stock purchase agreement, Patrick Enright of Longitude Capital became a member of our board of directors. Each share of Series A preferred stock is convertible into 0.143 shares of our common stock.

May 2013 Series A-1 Issuance

        On April 28, 2008, we issued a 8.931% convertible promissory note to Pfizer in the original principal amount of $5.0 million in connection with our acquisition of the exclusive worldwide rights to ETC-1002 from Pfizer. Pursuant to the terms of the convertible promissory note, accrued interest under the note was capitalized on June 30th and December 31st of each year. The aggregate amount of principal and interest outstanding was approximately $7.5 million and $7.7 million as of December 31, 2012 and March 31, 2013, respectively. On May 29, 2013, we entered into a stock purchase agreement with Pfizer pursuant to which we sold 6,750,000 shares of our Series A-1 preferred stock to Pfizer at a price of $1.1560 per share, which purchase price was paid through the cancellation of all outstanding indebtedness, including accrued interest, under the Pfizer convertible promissory note. Outstanding indebtedness, including accrued interest, was $7.8 million as of the date of conversion. Upon completion of the conversion of the Pfizer convertible promissory note into 6,750,000 shares of Series A-1 preferred stock, the note was cancelled and Pfizer became the owner of more than 5% of our capital stock.

Indemnification Agreements

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Participation in the Offering

        Certain of our existing principal stockholders and their affiliated entities will purchase an aggregate of 1,172,140 shares of our common stock in this offering at the initial public offering price.

Policies for Approval of Related Person Transactions

        Our board of directors reviews and approves transactions with directors, officers, and holders of 5% or more of our voting securities and their affiliates, each, a related person. Prior to this offering, prior to our board of directors' consideration of a transaction with a related person, the material facts as to the related person's relationship or interest in the transaction were disclosed to our board of directors, and the transaction was not approved by our board of directors unless a majority of the directors who were not interested in the transaction approved the transaction. Our current policy with respect to approval of related person transactions is not set forth in writing.

        We have adopted a related person transaction policy that will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to this policy, our audit committee shall review the material facts of all related person transactions. The audit committee shall take into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to us than terms generally available in a transaction with an unrelated third-party under the same or similar circumstances and the extent of the related person's interest in the related person transaction.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of May 31, 2013, as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each person known by us to be the beneficial owner of more than 5% of our capital stock;

  •
  our named executive officers;

  •
  each of our other directors; and

  •
  all executive officers and directors as a group.

        To the extent that the underwriters sell more than 5,000,000 shares in this offering, the underwriters have the option to purchase up to an additional 750,000 shares at the initial public offering price less the underwriting discount.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

        The table lists applicable percentage ownership based on 9,579,305 shares of common stock outstanding as of May 31, 2013 and also lists applicable percentage ownership based on 14,579,305 shares of common stock outstanding after the closing of the offering. Options to purchase shares of common stock and warrants that are exercisable for preferred stock and convertible into shares of common stock, in each case, that are exercisable within 60 days of May 31, 2013 are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

        Certain of our directors, executive officers and beneficial owners of more than 5% of our capital stock will purchase an aggregate of 1,172,140 shares of our common stock in this offering at the initial public offering price. The following table reflects such purchases by these existing stockholders. Certain of our directors and officers and their family members are purchasing shares of our common stock pursuant to the directed share program. The following table does not reflect such purchases.

	Shares beneficially owned prior to offering		Shares beneficially owned after the offering
Name and address of beneficial owner(1)	Number	Percent	Number	Percent
5% Stockholders
Alta Partners VIII, L.P.(2)	1,887,712	19.6%	2,123,426	14.5%
Aisling Capital II, L.P.(3)	1,887,712	19.6	2,125,831	14.5%
Entities affiliated with Domain Partners VII, L.P.(4)	1,909,180	19.8	2,194,894	15.0%
Entities affiliated with Arboretum Ventures II, L.P.(5)	582,966	6.1	725,823	5.0%
Entities affiliated with Longitude Capital Partners, LLC(6)	1,717,720	17.9	1,934,396	13.3%
Pfizer Inc.(7)	966,218	10.1	966,218	6.6%
Named Executive Officers
Tim M. Mayleben(8)	298,889	3.0	298,889	2.0%
Troy A. Ignelzi(9)	24,825	*	24,825	*
Roger S. Newton, Ph.D., FAHA(10)	698,129	7.2	740,475	5.0%
Noah L. Rosenberg, M.D.(11)	24,333	*	24,333	*
Other Directors
Patrick Enright(12)	1,717,720	17.9	1,934,396	13.3%
Dov A. Goldstein, M.D.(13)	1,909,183	19.7	2,147,302	14.7%
Daniel Janney(14)	1,909,183	19.7	2,144,897	14.7%
Louis G. Lange, M.D., Ph.D.(15)	249,921	2.6	260,635	1.8%
Nicole Vitullo(16)	1,909,180	19.8	2,194,894	15.1%
All directors and executive officers as a group (9 persons)	8,741,363	84.5	9,770,646	63.7%

*
Represents beneficial ownership of less than one percent.

(1)
Unless otherwise indicated, the address for each beneficial owner is c/o Esperion Therapeutics, Inc., 46701 Commerce Center Drive, Plymouth, MI 48170.

(2)
The address for Alta Partners VIII, L.P. is One Embarcadero Center, 37th Floor, San Francisco, CA 94111. Consists of (a) 1,816,475 shares of common stock issuable upon conversion of shares of Series A preferred stock, (b) 71,237 shares of common stock issuable upon conversion of shares of Series A preferred stock, which are issuable upon exercise of warrants to purchase Series A preferred stock and (c) 235,714 shares of common stock that will be purchased in this offering. These shares are held of record by Alta Partners VIII, L.P. Alta Partners Management VIII, LLC is the general partner of Alta Partners VIII, L.P. Guy Nohra, Daniel Janney and Farah Champsi are managing directors of Alta Partners Management VIII, LLC and exercise shared voting and investment powers with respect to the shares owned by Alta Partners VIII, L.P. Each of the reporting persons disclaims beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein, if any. Mr. Janney is a member of our board of directors.

(3)
The address for Aisling Capital II, L.P. is 888 7th Avenue, 30th Floor, New York, New York, 10106. Consists of (a) 1,816,475 shares of common stock issuable upon conversion of shares of Series A preferred stock, (b) 71,237 shares of common stock issuable upon conversion of shares of Series A preferred stock, which are issuable upon exercise of warrants to purchase Series A preferred stock and (c) 238,119 shares of common stock that will be purchased in this offering. These shares are directly held by Aisling Capital II, LP, or Aisling, and are deemed to be beneficially owned by Aisling Capital Partners, LP, or Aisling GP, as general partner of Asiling, Aisling Capital Partners, LLC, or Aisling Partners, as general partner of Aisling GP, and each of the individual managing members of Asiling Partners. In addition, Dov A. Goldstein, M.D. and five other persons on the investment committee of Aisling share the power to vote or dispose of these shares and therefore each member may be deemed to have voting and investment power with respect to such shares. Each of the members disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Dr. Goldstein is a member of our board of directors.

(4)
The address for Domain Partners VII, L.P. is One Palmer Square, Suite 515, Princeton, New Jersey, 08542. Consists of (a) 21,471 shares of restricted stock issued under the 2008 Plan upon exercise of an early exercise stock option originally issued to Nicole Vitullo and subsequently transferred to Domain Associates, L.L.C., of which, 19,682 shares remain subject to vesting within 60 days of May 31, 2013, (b) 1,786,012 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Domain Partners VII, L.P., (c) 30,462 shares of common stock issuable upon conversion of shares of Series A preferred stock held by DP VII Associates, L.P., (d) 70,042 shares of common stock issuable upon conversion of shares of Series A preferred stock, which are issuable upon exercise of warrants to purchase Series A preferred stock held by Domain Partners VII, L.P., (e) 1,193 shares of common stock issuable upon conversion of shares of Series A preferred stock, which are issuable upon exercise of warrants to purchase Series A preferred stock held by DP VII Associates, L.P. and (f) 285,714 shares of common stock that will be purchased in this offering. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak and Nicole Vitullo, the managing members of One Palmer Square Associates VII, L.L.C., the general partner of Domain Partners VII, L.P. and DP VII Associates, L.P., share the power to vote or dispose of these shares and therefore each of the foregoing managing members may be deemed to have voting and investment power with respect to such shares. Each of the foregoing managing members disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Ms. Vitullo is a member of our board of directors.

(5)
The address for Arboretum Ventures II, L.P. is 303 Detroit Street, Suite 301, Ann Arbor, Michigan 48104. Consists of (a) 454,486 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Arboretum Ventures II, L.P., (b) 106,483 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Arboretum Ventures IIA, L.P., (c) 17,822 shares of common stock issuable upon conversion of shares of Series A preferred stock, which are issuable upon exercise of warrants to purchase Series A preferred stock held by Arboretum Ventures II, L.P., (d) 4,175 shares of common stock issuable upon conversion of shares of Series A preferred stock, which are issuable upon exercise of warrants to purchase Series A preferred stock held by Arboretum Ventures IIA, L.P. and (e) 142,857 shares of common stock that will be purchased in this offering. Arboretum Investment Manager II, LLC ("AIM II") serves as the general partner of Arboretum Ventures II, L.P. and serves as the sole manager of Arboretum Investment Manager IIA, LLC, which serves as the general partner of Arboretum Ventures IIA, L.P. Jan Garfinkle and Timothy Petersen are the managing members of AIM II and share the power to vote or dispose of these shares and therefore each of the foregoing managing members may be deemed to have voting and investment power with respect to such shares. Each of the foregoing managing members disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any.

(6)
The address for Longitude Capital Partners, LLC ("Longitude Capital") is 800 El Camino Real, Suite 220, Menlo Park, CA 94025. Consists of (a) 1,683,967 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Longitude Venture Partners, L.P. ("LVP"), (b) 33,753 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Longitude Capital Associates, L.P. ("LCA") and (c) 216,676 shares of common stock that will be purchased in this offering. Longitude Capital, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them and may be deemed to have beneficial ownership of the shares owned by LVP and LCA. Patrick G. Enright ("Enright") and Juliet Tammenoms Bakker ("Bakker") are each managing members of Longitude Capital, and share the decision making power of Longitude Capital and may be deemed to have beneficial ownership of such shares owned by LVP and LCA. Each of Longitude Capital, Enright and Bakker disclaims beneficial ownership of all shares, except to the extent of their pecuniary interest therein. Mr. Enright is a member of our board of directors.

(7)
The address for Pfizer is 235 East 42nd Street, New York, NY 10018. Consists of 966,218 shares of common stock issuable upon conversion of shares of Series A-1 preferred stock held by Pfizer.

(8)
Consists of 298,889 shares of common stock which Mr. Mayleben has the right to acquire upon the exercise of outstanding options, exercisable currently or within 60 days of May 31, 2013.

(9)
Consists of 24,825 shares of common stock which Mr. Ignelzi has the right to acquire upon the exercise of outstanding options, exercisable currently or within 60 days of May 31, 2013.

(10)
Consists of (a) 286,286 shares of common stock, (b) 301,051 shares of common stock issuable upon conversion of shares of Series A preferred stock, (c) 34,651 shares of common stock issuable upon conversion of shares of Series A preferred stock, which are issuable upon exercise of warrants to purchase Series A preferred stock, (d) 76,141 shares of common stock which Dr. Newton has the right to acquire upon the exercise of outstanding options, exercisable currently or within 60 days of May 31, 2013 and (e) 42,346 shares of common stock that will be purchased in this offering.

(11)
Consists of 24,333 shares of common stock which Dr. Rosenberg has the right to acquire upon the exercise of outstanding options, exercisable currently or within 60 days of May 31, 2013.

(12)
Mr. Enright is a managing member of Longitude Capital which holds an aggregate of 1,717,720 shares of our common stock as disclosed in footnote 6 to this table. Mr. Enright disclaims beneficial ownership of the shares held by the Longitude Capital entities, except to the extent of his pecuniary interest therein.

(13)
Dr. Goldstein is on the investment committee of Aisling, which holds an aggregate of 1,887,712 shares of our common stock as disclosed in footnote 3 to this table, including common stock issuable upon the exercise of warrants exercisable within 60 days of May 31, 2013. Dr. Goldstein disclaims beneficial ownership of the shares held by Aisling, except to the extent of his pecuniary interest therein. Includes 21,471 shares of common stock which Dr. Goldstein has the right to acquire upon the exercise of outstanding options, exercisable currently or within 60 days of May 31, 2013.

(14)
Mr. Janney is a managing director of Alta Partners Management VIII, LLC, which is the general partner of Alta Partners VIII, L.P., which holds an aggregate of 1,887,712 shares of our common stock as disclosed in footnote 2 to this table, including common stock issuable upon the exercise of warrants exercisable within 60 days of May 31, 2013. Mr. Janney has a passive economic interest in the general partner of Alta Partners VIII, L.P. Mr. Janney disclaims beneficial ownership of the shares held by Alta Partners VIII, L.P., except to the extent of his pecuniary interest therein. Includes 21,471 shares of common stock which Mr. Janney has the right to acquire upon the exercise of outstanding options, exercisable currently or within 60 days of May 31, 2013.

(15)
Dr. Lange is a managing member of Asset Management Ventures (GP) LLC, which is the general partner of Asset Management Company Venture Fund, L.P., which holds 186,989 shares of common stock issuable upon conversion of shares of Series A preferred stock and 7,333 shares of common stock issuable upon conversion of shares of Series A preferred stock, which are issuable upon exercise of warrants to purchase Series A preferred stock. Dr. Lange disclaims beneficial ownership of the shares held by of Asset Management Company Venture Fund, L.P., except to the extent of his pecuniary interest therein. Includes (a) 41,285 shares of common stock which Dr. Lange has the right to acquire upon the exercise of outstanding options, exercisable currently or within 60 days of May 31, 2013 and (b) 10,714 shares of common stock that Asset Management Company Venture Fund, L.P. will purchase in this offering.

(16)
Ms. Vitullo is a managing member of One Palmer Square Associates VII, L.L.C., the general partner of Domain Partners VII, L.P. and DP VII Associates, L.P., which hold an aggregate of 1,909,180 shares of our common stock as disclosed in footnote 4 to this table, including common stock issuable upon the exercise of warrants exercisable within 60 days of May 31, 2013. Ms. Vitullo disclaims beneficial ownership of the shares held by Domain Partners VII, L.P. and DP VII Associates, L.P., except to the extent of her pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon consummation of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the closing of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

        Upon completion of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

        As of May 31, 2013, 9,579,305 shares of our common stock were outstanding and held by 23 stockholders of record. This amount assumes the conversion of all outstanding shares of our preferred stock and declared but unpaid dividends thereon into common stock, which will occur immediately prior to the closing of this offering. In addition, as of May 31, 2013, we had outstanding options to purchase 696,924 shares of our common stock under our 2008 Incentive Stock Option and Restricted Stock Plan, at a weighted-average exercise price of $2.09 per share, 599,607 of which were exercisable. These options that were exercisable as of May 31, 2013 include options to purchase 418,507 shares of restricted stock that remain subject to vesting upon the exercise of early exercise stock options.

Common Stock

        The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

        Immediately prior to the consummation of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Immediately prior to the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be more favorable than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

        As of May 31, 2013, we had outstanding warrants to purchase 1,940,000 shares of Series A preferred stock. Upon the consummation of this offering, these warrants will become exercisable for 277,690 shares of common stock.

Registration Rights

        Upon the completion of this offering, the holders of 9,182,371 shares of our common stock, including shares issuable upon the conversion of preferred stock or their permitted transferees, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of (i) an investor rights agreement between us and the holders of our common stock and Series A preferred stock and (ii) a registration rights and securityholder agreement between us and Pfizer. Each of the investor rights agreement and registration rights and securityholder agreement include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under these agreements will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

        Upon the completion of this offering, the holders of 9,182,371 shares of our common stock, including shares issuable upon the conversion of preferred stock or their permitted transferees, are entitled to demand registration rights. Under the terms of the investor rights agreement and registration rights and securityholder agreement, we will be required, upon the written request of holders of a majority of these securities, to use our best efforts to file a registration statement and use reasonable, diligent efforts to affect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investor rights agreement and registration rights and securityholder agreement. A demand for registration may not be made until 180 days after the completion of this offering.

Short Form Registration Rights

        Upon the completion of this offering, the holders of 9,182,371 shares of our common stock, including shares issuable upon the conversion of preferred stock or their permitted transferees, are also entitled to short form registration rights. Pursuant to the investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of any of these holders to sell registrable securities at an aggregate price of at least $1,000,000, we will be required to use our best efforts to affect a registration of such shares. Pursuant to the registration rights and securityholder agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of any of these holders to sell registrable securities at an aggregate price of at least $2,000,000, we will be required to use our best efforts to affect a registration of such shares. We are required to effect only two registrations in any twelve month period pursuant to this provision of the investor rights agreement and registration rights and securityholder agreement.

Piggyback Registration Rights

        Upon the completion of this offering, the holders of 9,182,371 shares of our common stock, including shares issuable upon the conversion of preferred stock or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investor rights agreement and the registration rights and securityholder agreement, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine in good faith that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

        Our investor rights agreement and registration rights and securityholder agreement each contain customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

        The registration rights granted under the investor rights agreement and the registration rights and securityholder agreement will terminate upon the earlier of (i) the third anniversary of the completion of this offering or (ii) with respect to an individual stockholder, at such time as such stockholder holds less than 1% of our outstanding common stock.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

        Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

        Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

        Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

        Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

        Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

        Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

        Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

  •
  at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Exchange Listing

        Our common stock has been approved for listing on the NASDAQ Global Market under the trading symbol "ESPR."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar's address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Based on the number of shares outstanding as of May 31, 2013, upon the completion of this offering, 14,579,305 shares of our common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option to purchase additional shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

        In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares then outstanding, which will equal approximately 145,793 shares immediately after this offering assuming no exercise of the underwriters' over-allotment option to purchase additional shares, based on the number of shares outstanding as of May 31, 2013; or

  •
  the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the applicable current public information provisions of Rule 144 and such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

        All of our directors, executive officers and stockholders, who collectively hold all of our shares of common stock, have signed a lock-up agreement in favor of the underwriters which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives subject to certain exceptions set forth in "Underwriting". Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., on behalf of the underwriters, may in their joint discretion and at any time release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Registration Rights

        Upon completion of this offering, the holders of 9,182,371 shares of common stock or their transferees will be entitled to various rights with respect to registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock—Registration Rights" for additional information.

Stock Option Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our stock option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of May 31, 2013, we estimate that such registration statement on Form S-8 will cover approximately 1,851,053 shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This summary deals only with our common stock held as a capital asset by a stockholder, and does not discuss the U.S. federal income tax considerations applicable to a stockholder that is subject to special treatment under U.S. federal income tax laws, including: a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding our common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell our common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received our common stock in connection with services provided to the company or any of its affiliates; a U.S. person whose "functional currency" is not the U.S. dollar; a "controlled foreign corporation;" a "passive foreign investment company;" or a U.S. expatriate.

        This summary is based upon provisions of the Code, and applicable regulations, rulings and judicial decisions in effect as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, or may be subject to differing interpretations, so as to result in U.S. federal income tax consequences different from those discussed below. No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed herein. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address any state, local, foreign, gift, estate or alternative minimum tax considerations.

        For purposes of this discussion, a "U.S. holder" is a beneficial holder of our common stock that is: an individual citizen or resident of the United States for U.S. federal income tax purposes; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        For purposes of this discussion, a "non-U.S. holder" is a beneficial holder of our common stock (other than a partnership or any other entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

        If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock is urged to consult its own tax advisors.

        Holders of our common stock are urged to consult their own tax advisors concerning the tax considerations related to the acquisition, ownership and disposition of our common stock in light of their particular circumstances, as well as any tax considerations arising under the laws of any other jurisdiction, including any state, local and foreign income and other tax laws.

U.S. Holders

        The following discussion is a summary of certain U.S. federal income tax considerations relevant to a U.S. holder of our common stock.

Distributions

        Distributions with respect to our common stock, if any, will generally be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits would be treated as a return of the holder's adjusted tax basis in our common stock (to the extent thereof) and as such would not be taxable to a U.S. holder. To the extent that such distribution exceeds the U.S. holder's adjusted tax basis in our common stock, such excess will be taxable as capital gain from the sale or exchange of the common stock. If certain requirements are met (including certain holding period requirements), any dividends paid to a holder of our common stock who is a U.S. individual will generally be subject to U.S. federal income tax at favorable capital gain rates applicable to the individual.

        Distributions constituting dividends for U.S. federal income tax purposes that are paid to U.S. holders that are corporations may qualify for the 70% dividends received deduction, or DRD, which is generally available to corporate stockholders that own less than 20% of the voting power or value of the outstanding stock of the distributing corporation. A U.S. holder that is a corporation holding 20% or more of the distributing corporation (by vote and value) may be eligible for an 80% DRD with respect to any such dividends. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be treated as dividends eligible for a DRD. In addition, a DRD is available only if certain other requirements are satisfied, and a DRD may be subject to limitations in certain circumstances, which are not discussed herein.

Sale, Exchange, Redemption or Certain Other Taxable Dispositions of our Common Stock

        A U.S. holder of our common stock will generally recognize gain or loss on the taxable sale, exchange, redemption (provided the redemption is treated as a sale or exchange), or other taxable disposition of such stock in an amount equal to the difference between such U.S. holder's amount realized on the sale and such U.S. holder's adjusted basis in our common stock sold. A U.S. holder's amount realized should equal the amount of cash and the fair market value of any property received in consideration for our common stock sold. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held our common stock for more than one year at the time of disposition. Capital loss can generally only be used to offset capital gain (individuals may also offset excess capital losses against up to $3,000 of ordinary income per tax year). In general, long-term capital gain recognized by an individual U.S. holder is subject to U.S. federal income tax at favorable capital gain rates applicable to the individual. Any gain recognized by a U.S. holder on a disposition of our common stock will generally be short-term capital gain and will be taxed at ordinary income rates if the U.S. holder held our common stock for one year or less at the time of disposition.

Medicare Tax on Net Investment Income

        An additional 3.8% Medicare tax will be imposed on certain net investment income of certain U.S. holders that are individuals, estates and trusts that do not fall into a special class of trusts that is exempt from such tax to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds a threshold amount. Net investment income generally includes dividends and net gains from the disposition of our common stock. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of the Medicare tax on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding Tax

        When required, we or our paying agent will report to our U.S. holders and the IRS the amounts paid on or with respect to our common stock during each calendar year, and the amount of any tax withheld from such payments. Under U.S. federal income tax law, dividends and proceeds from the sale of our common stock may, under certain circumstances, be subject to "backup" withholding at the then applicable rate. Backup withholding generally applies to a U.S. holder if the holder (i) fails to furnish to us or our paying agent a correct social security number or other taxpayer identification number, or TIN, or fails to furnish a certification of exempt status, (ii) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or (iii) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a U.S. person that is not subject to backup withholding. A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or the applicable paying agent. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is supplied to the IRS. Certain U.S. persons are exempt from backup withholding, including corporations.

Non-U.S. Holders

        The following is a summary of certain U.S. federal tax considerations applicable to a non-U.S. holder of our common stock.

Distributions

        Distributions treated as dividends for U.S. federal income tax purposes, if any, that are paid to a non-U.S. holder with respect to shares of our common stock will be subject to U.S. federal withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are subject to net income tax because they are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, as described in the following sentence. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to our common stock are effectively connected with the conduct of such trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base, then the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if received by a U.S. holder (although the dividends will be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied). Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty). To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

        A non-U.S. holder who wishes to claim the benefit of an exemption or reduced rate of U.S. federal withholding tax under an applicable tax treaty must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such non-U.S. holder's qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for an exemption or a reduced rate of U.S. federal withholding tax pursuant to an applicable tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

        A non-U.S. holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the non-U.S. holder's adjusted basis in our common stock. Instead, the excess portion of the distribution will reduce such non-U.S. holder's adjusted basis in our common stock. A non-U.S. holder will generally only be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and such non-U.S. holder's adjusted basis in our common stock if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of our common stock, as described below. If we are not able to determine whether or not a distribution will exceed current and accumulated earnings and profits at the time the distribution is made, we may withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. holder may obtain a refund of amounts that we withhold to the extent that the distribution in fact exceeded our current and accumulated earnings and profits.

Sale, Exchange, Redemption or Certain Other Taxable Dispositions of our Common Stock

        Non-U.S. holders may recognize gain upon the sale, exchange, redemption (provided the redemption is treated as a sale or exchange) or other taxable disposition of our common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or a fixed base), by a non-U.S. holder; (ii) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes. We believe that we are not and we do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain from a disposition of our common stock at regular graduated U.S. federal income tax rates. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the net gain from a disposition of our common stock, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on its net gain on a disposition of our common stock in the same manner as if it were a U.S. holder and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits (or a lower rate prescribed by an applicable tax treaty). If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any gain on a disposition of our common stock will be subject to U.S. federal income tax in the manner specified by such treaty. To claim the benefit of an applicable tax treaty, a non-U.S. holder must properly submit an IRS Form W-8BEN (or suitable successor or substitute form).

Information Reporting and Backup Withholding Tax

        When required, we or our paying agent will report to our non-U.S. holders of our common stock and the IRS the amounts paid on or with respect to our common stock during each calendar year, and the amount of any tax withheld. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder's conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Information reporting with respect to proceeds of a sale or other disposition and backup withholding with respect to distributions or sale proceeds, however, generally will not apply to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person (as defined by the Code) that is not an exempt recipient. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is provided to the IRS.

New Medicare Tax Legislation

        Foreign estates and trusts may be subject to the Medicare tax described above under "Material U.S. Federal Income Tax Considerations—U.S. Holders—Medicare Tax on Net Investment Income." Any non-U.S. holder that is a foreign estate or trust should consult its tax advisor regarding the applicability of the Medicare contribution tax to any of its income or gains in respect of our common stock.

Foreign Account Tax Compliance Act

        Under the Foreign Account Tax Compliance Act, or FATCA, a 30% withholding tax will apply to dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution (as specifically defined for purposes of these rules) unless the foreign financial institution either qualifies for an exemption or enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, FATCA imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity qualifies for an exemption, certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Withholding obligations under FATCA will generally apply to payments of dividends made on or after January 1, 2014, and payments of gross proceeds made on or after January 1, 2017.

        Holders of our common stock should consult their tax advisors regarding the possible impact of FATCA on their investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated June 25, 2013, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	1,950,000
Citigroup Global Markets Inc.	1,950,000
JMP Securities LLC	550,000
Stifel, Nicolaus & Company, Incorporated	550,000

Total	5,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 750,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The offering of the shares by the underwriters is also subject to the underwriters' right to reject any order in whole or in part.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $0.588 per share. After the initial public offering the representatives may change the public offering price and selling concession.

        The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$0.98	$0.98	$4,900,000	$5,635,000

        Certain of our existing principal stockholders and their affiliated entities will purchase an aggregate of 1,172,140 shares of our common stock in this offering at the initial public offering price.

        We estimate that our out of pocket expenses for this offering (not including any underwriting discounts and commissions) will be approximately $2,050,000.

        We have agreed to reimburse the underwriters for expenses of up to $50,000 related to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (FINRA).

        The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus except issuances pursuant to the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof or the exercise of warrants or options outstanding on the date hereof, grants of employee stock options pursuant to our existing plans or issuances pursuant to the exercise of such employee stock options.

        Our officers, directors and all of our existing securityholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  transfers of shares as a bona fide gift, transfers of shares or other of our securities to a trust or limited family partnership for the benefit of the lock-up signatory or members of the lock-up signatory's immediate family, or transfers of shares by will or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the lock-up signatory in a transaction not involving a disposition for value; provided that (i) each transferee agrees to be bound in writing by the restrictions described above and (ii) no filing or public announcement under the Exchange Act shall be required or voluntarily made in connection with such event, other than a filing on a Securities and Exchange Commission Form 5 ("Form 5") made after the expiration of the lock-up period;

  •
  the exercise, including by "net" exercise, of any options or warrants to acquire shares or the conversion of any convertible security into shares, provided that (i) each transferee agrees to be bound in writing by the restrictions described above and (ii) no filing or public announcement under the Exchange Act shall be required or voluntarily made in connection with such event, other than a filing on a Form 5 made after the expiration of the lock-up period;

  •
  transfers or distributions of shares to members, limited partners, stockholders or affiliates of, or any investment fund or other entity that controls or manages the lock-up signatory, provided that (i) each transferee agrees to be bound in writing by the restrictions described above and (ii) no filing or public announcement under the Exchange Act shall be required or voluntarily made in connection with such event, other than a filing on a Form 5 made after the expiration of the lock-up period;

  •
  transfers or distributions in connection with a merger or sale of us;

  •
  the entering into by the lock-up signatory of a written trading plan pursuant to Rule 10b5-1 of the Exchange Act during the lock-up period, provided that no sales of the lock-up signatory's shares shall be made pursuant to such plan prior to the expiration of the lock-up period; or

  •
  shares purchased by the lock-up signatory in this offering.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 4% of the shares offered by this prospectus for sale to some of our directors, officers, employees and other individuals associated with us and members of their families through a directed share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. The transfer restrictions contained in the lock-up agreements with the underwriters referred to above do not apply to any shares purchased in the directed share program, and participants in the directed share program who are not officers, directors, employees or current stockholders of our company will not be required to enter into a lock-up agreement with the underwriters relating to the shares so purchased. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

        We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our common stock has been approved for listing on The NASDAQ Global Market under the symbol "ESPR".

        Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In determining the initial public offering price, we and the representatives expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the underwriters;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies;

  •
  the general condition of the securities markets at the time of the offering; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that shares of our common stock will trade in the public market at or above the initial public offering price.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

Selling Restrictions

  Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that

Relevant Member State, it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  Notice to Prospective Investors in the United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the shares in circumstances in which Section 21 of the FSMA does not apply to us; and

  (b)
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

        The financial statements of Esperion Therapeutics, Inc. at December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012 and the period from January 22, 2008 (Inception) to December 31, 2012, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm, as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (File Number 333-188595) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Index to the Financial Statements

Years Ended December 31, 2012 and 2011, Period From
January 22, 2008 (Inception) to December 31, 2012,
the Three Months Ended March 31, 2013 and March 31, 2012 (unaudited)
and Period From January 22, 2008 (Inception) to March 31, 2013 (unaudited)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Esperion Therapeutics, Inc.

        We have audited the accompanying balance sheets of Esperion Therapeutics, Inc. (a development stage company) (the Company) as of December 31, 2012 and 2011, and the related statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2012, and for the period from January 22, 2008 (Inception) to December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Esperion Therapeutics, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, and for the period from January 22, 2008 (Inception) through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming Esperion Therapeutics, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations, a net equity deficiency and a need for additional financing to maintain sufficient liquidity that raise substantial doubt about its ability to continue as a going concern. Management's plans for these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
April 12, 2013
except for Note 1(A) and Note 18, as to which the date is April 19, 2013, and for Note 1(B), as to which the date is June 11, 2013

Esperion Therapeutics, Inc.
(A Development Stage Company)

Balance Sheets

	December 31,		March 31,	Pro forma March 31,
	2012	2011	2013	2013
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,511,521	$1,571,084	$3,886,216	$20,886,216
Prepaid clinical development costs	367,216	—	443,769	443,769
Deferred offering costs	—	—	623,029	623,029
Other prepaid and current assets	150,325	92,846	87,961	87,961
Assets held for sale	109,344	200,116	82,344	82,344

Total current assets	7,138,406	1,864,046	5,123,319	22,123,319
Property and equipment, net	120,210	251,527	87,932	87,932
Intangible assets	53,825	53,825	53,825	53,825
Other long-term assets	—	10,352	—	—

Total assets	$7,312,441	$2,179,750	$5,265,076	$22,265,076

Liabilities, convertible preferred stock and stockholders' deficit
Current liabilities:
Short term borrowings with related parties, net of debt discount	$15,241,007	$—	$—	$—
Accrued interest	738,192	—	165,798	—
Accounts payable	476,277	691,180	926,819	926,819
Accrued clinical development costs	242,171	204,875	627,759	627,759
Warrant liabilities	265,323	—	307,281	307,281
Other accrued liabilities	210,329	443,173	659,390	659,390

Total current liabilities	17,173,299	1,339,228	2,687,047	2,521,249
Long-term debt	7,528,845	6,897,328	7,528,845	—

Total liabilities	24,702,144	8,236,556	10,215,892	2,521,249

Commitments and contingencies (Note 7)
Convertible preferred stock:
Series A preferred stock par value $0.001; 42,538,092 shares authorized as of March 31, 2013 (unaudited) and 34,785,000 shares authorized as of December 31, 2012 and 2011, 40,598,092 shares issued and outstanding at March 31, 2013 (unaudited) and 23,975,000 shares issued and outstanding at December 31, 2012 and 2011, aggregate liquidation preference of $40,598,092 at March 31, 2013 (unaudited) and $23,975,000 at December 31, 2012 and 2011	23,975,000	23,975,000	40,598,092	—
Stockholders' deficit:
Common stock, $0.001 par value; 58,220,375 shares authorized as of March 31, 2013 (unaudited and pro forma) and 50,000,000 shares authorized as of December 31, 2012 and 2011, respectively; 346,478 shares issued and outstanding at March 31, 2013 (unaudited) and December 31, 2012 and 307,742 shares issued and outstanding at December 31, 2011; 75,220,375 shares authorized and 9,557,477 shares issued and outstanding at March 31, 2013 (pro forma)	346	308	346	9,557
Additional paid-in capital	609,976	201,175	664,948	66,056,829
Deficit accumulated during the development stage	(41,975,025)	(30,233,289)	(46,214,202)	(46,322,559)

Total stockholders' deficit	(41,364,703)	(30,031,806)	(45,548,908)	19,743,827

Total liabilities, convertible preferred stock and stockholders' deficit	$7,312,441	$2,179,750	$5,265,076	$22,265,076

See accompanying notes to the financial statements.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Statements of Operations

	Years Ended December 31,
			Period From January 22, 2008 (Inception) to December 31, 2012			Period From January 22, 2008 (Inception) to March 31, 2013
				Three Months Ended March 31,
	2012	2011		2013	2012
				(unaudited)	(unaudited)	(unaudited)
Grant income	$—	$—	$244,479	$—	$—	$244,479
Operating expenses:
Research and development	7,998,128	7,807,702	27,413,861	2,092,593	1,557,211	29,506,454
General and administrative	2,205,632	2,356,669	11,449,696	1,251,419	632,372	12,701,115
Acquired in-process research and development	—	—	85,612	—	—	85,612

Total operating expenses	10,203,760	10,164,371	38,949,169	3,344,012	2,189,583	42,293,181

Loss from operations	(10,203,760)	(10,164,371)	(38,704,690)	(3,344,012)	(2,189,583)	(42,048,702)
Interest expense	(1,486,696)	(577,157)	(3,384,116)	(828,223)	(260,428)	(4,212,339)
Change in fair value of warrant liability	32,367	—	32,367	(41,958)	—	(9,591)
Other income (expense), net	(83,647)	(75,813)	81,414	(24,984)	1,059	56,430

Net loss	$(11,741,736)	$(10,817,341)	$(41,975,025)	$(4,239,177)	$(2,448,952)	$(46,214,202)

Net loss per common share (basic and diluted)	$(36.31)	$(36.22)		$(12.24)	$(7.96)

Weighted-average shares outstanding (basic and diluted)	323,382	298,689		346,478	307,742

Pro Forma net loss per share applicable to common stockholders—basic and diluted (unaudited)	$(3.13)			$(0.84)

Weighted-average number of common shares used in pro forma net loss per share applicable to common stockholders—basic and diluted (unaudited)	3,755,247			5,047,400

See accompanying notes to the financial statements.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Statements of Convertible Preferred Stock and Stockholders' Deficit

	Series A Convertible Preferred Stock
			Common Stock
						Deficit Accumulated During the Development Stage
					Additional Paid-In Capital		Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at January 22, 2008 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Series A preferred stock on April 24, 2008	10,000,000	10,000,000	—	—	—	—	—
Issuance of Series A preferred stock on April 24, 2008 in exchange for convertible note	250,000	250,000	—	—	—	—	—
Issuance of common stock, on April 24, 2008 at $0.0001 per share	—	—	286,286	286	(86)	—	200
Exercise of employee stock options on June 30, 2009	—	—	3,578	4	3,746	—	3,750
Issuance of Series A preferred stock on January 27, 2010	6,000,000	6,000,000	—	—	—	—	—
Issuance of Series A preferred stock on April 7, 2010	1,000,000	1,000,000	—	—	—	—	—
Issuance of Series A preferred stock on November 23, 2010	25,000	25,000	—	—	—	—	—
Stock-based compensation	—	—	—	—	98,796	—	98,796
Net loss	—	—	—	—	—	(19,415,948)	(19,415,948)

Balance at December 31, 2010	17,275,000	17,275,000	289,864	290	102,456	(19,415,948)	(19,313,202)
Issuance of Series A preferred stock on January 28, 2011	6,700,000	6,700,000	—	—	—	—	—
Exercise of employee stock options on May 20, 2011	—	—	11,931	12	12,555	—	12,567
Exercise of employee stock options on August 12, 2011	—	—	3,085	3	3,316	—	3,319
Issuance of common stock on December 7, 2011 in consideration for a license agreement	—	—	2,862	3	4,397		4,400
Stock-based compensation	—	—	—	—	78,451	—	78,451
Net loss	—	—	—	—	—	(10,817,341)	(10,817,341)

Balance at December 31, 2011	23,975,000	23,975,000	307,742	308	201,175	(30,233,289)	(30,031,806)
Exercise of employee stock options on April 30, 2012	—	—	16,192	16	17,346	—	17,362
Exercise of employee stock options on September 24, 2012	—	—	14,314	14	14,986	—	15,000
Exercise of employee stock options on November 6, 2012	—	—	1,073	1	1,125	—	1,126
Exercise of employee stock options on November 23, 2012	—	—	7,157	7	7,493	—	7,500
Beneficial conversion feature from issuance of convertible notes	—	—	—	—	287,990	—	287,990
Stock-based compensation	—	—	—	—	79,861	—	79,861
Net loss	—	—	—	—	—	(11,741,736)	(11,741,736)

Balance December 31, 2012	23,975,000	23,975,000	346,478	346	609,976	(41,975,025)	(41,364,703)
Issuance of Series A preferred stock on February 12, 2013 in exchange for convertible promissory notes (unaudited)	16,623,092	16,623,092	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	54,972	—	54,972
Net loss (unaudited)	—	—	—	—	—	(4,239,177)	(4,239,177)

Balance March 31, 2013 (unaudited)	40,598,092	$40,598,092	346,478	$346	$664,948	$(46,214,202)	$(45,548,908)

See accompanying notes to the financial statements.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Statements of Cash Flows

	Years Ended December 31,
			Period From January 22, 2008 (Inception) to December 31, 2012			Period From January 22, 2008 (Inception) to March 31, 2013
				Three Months Ended March 31,
	2012	2011		2013	2012
				(unaudited)	(unaudited)	(unaudited)
Operating activities
Net loss	$(11,741,736)	$(10,817,341)	$(41,975,025)	$(4,239,177)	$(2,448,952)	$(46,214,202)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	139,433	178,471	1,377,171	32,278	36,861	1,409,449
Amortization of debt discount and beneficial conversion feature	116,988	—	116,988	458,993	—	575,981
Amortization of debt issuance costs	15,378	—	15,378	18,533	1,861	33,911
Change in fair value of warrant liability	(32,367)	—	(32,367)	41,958	—	9,591
Noncash interest expense on convertible notes	1,369,709	577,065	3,267,037	350,698	260,428	3,617,735
Write-off of acquired in-process research and development	—	—	85,612	—	—	85,612
Stock-based compensation expense	79,861	78,451	257,108	54,972	16,142	312,080
Common stock issued in license agreement	—	4,400	4,400	—	—	4,400
Loss related to assets held for sale	86,887	108,308	295,701	27,000	—	322,701
Gain on sale of assets	(2,549)	—	(18,459)	(1,265)	(1,949)	(19,724)
Change in assets and liabilities:
Prepaids and other assets	(429,720)	168,277	(536,770)	(655,751)	(3,092)	(1,192,521)
Accounts payable	(214,903)	619,238	476,277	450,542	(429,650)	926,819
Other accrued liabilities	(195,548)	14,406	452,497	834,649	(117,154)	1,287,146

Net cash used in operating activities	(10,808,567)	(9,068,725)	(36,214,452)	(2,626,570)	(2,685,505)	(38,841,022)
Investing activities
Purchases of short-term investments	—	—	(31,569,166)	—	—	(31,569,166)
Proceeds from maturities of short-term investments	—	500,350	31,515,350	—	—	31,515,350
Unrealized loss on short-term investments	—	—	11	—	—	11
Cash obtained in stock acquisition	—	—	2,500,000	—	—	2,500,000
Proceeds from sale of assets	5,100	42,312	751,199	1,265	4,500	752,464
Purchase of property and equipment	(6,783)	(33,635)	(267,559)	—	(10,668)	(267,559)
Other investing	—	—	50,615	—	—	50,615

Net cash (used in) provided by investing activities	(1,683)	509,027	2,980,450	1,265	(6,168)	2,981,715
Financing activities
Proceeds from issuance of common stock	40,987	15,886	60,823	—	—	60,823
Proceeds from issuance of preferred stock	—	6,700,000	23,975,000	—	—	23,975,000
Proceeds from warrant issuance	297,690	—	297,690	—	—	297,690
Proceeds from debt issuance with related parties	15,412,010	—	15,412,010	—	6,000,000	15,412,010

Net cash provided by financing activities	15,750,687	6,715,886	39,745,523	—	6,000,000	39,745,523

Net increase (decrease) in cash and cash equivalents	4,940,437	(1,843,812)	6,511,521	(2,625,305)	3,308,327	3,886,216
Cash and cash equivalents at beginning of period	1,571,084	3,414,896	—	6,511,521	1,571,084	—

Cash and cash equivalents at end of period	$6,511,521	$1,571,084	$6,511,521	$3,886,216	$4,879,411	$3,886,216

Supplemental disclosure of cash flow information:
Conversion of convertible promissory notes, including accrued interest of $923,092 into preferred stock	$—	$—		$16,623,092	$—	$16,623,092

See accompanying notes to the financial statements.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

1(A). The Company and Basis of Presentation

        The Company is a biopharmaceutical company focused on the research, development and commercialization of therapies for the treatment of patients with elevated levels of low-density lipoprotein cholesterol and other cardiometabolic risk factors. ETC-1002, the Company's lead product candidate, is a novel, first in class, orally available, once-daily small molecule therapy designed to target known lipid and carbohydrate metabolic pathways to reduce levels of LDL-C and to avoid the side effects associated with existing LDL-C lowering therapies. The Company owns the exclusive worldwide rights to ETC-1002 and its other product candidates.

        HDL Therapeutics, Inc. (HDL) was incorporated in the state of Delaware on January 22, 2008. On April 28, 2008, HDL acquired all of the capital stock of Esperion Therapeutics, Inc. (Esperion), a wholly owned subsidiary of Pfizer Inc. (see Note 3). On May 5, 2008, Esperion was merged with and into HDL and the Company assumed the name Esperion Therapeutics, Inc. (the Company). Its facilities are located in Plymouth, Michigan.

        The Company's primary activities since incorporation have been recruiting personnel, conducting research and development activities, conducting pre-clinical and clinical testing, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage.

        The Company is subject to the risks associated with a development stage entity, which include: the need to research, develop, and clinically test potentially therapeutic products; obtain regulatory approval for its products and commercialize them, if approved; expand its management and scientific staff; and finance its operations with an ultimate goal of achieving profitable operations.

        The Company has sustained operating losses since inception and expects such losses to continue over the foreseeable future. Management plans to continue to finance operations with a combination of public and private equity issuances, debt arrangements, collaborations and strategic and licensing arrangements. If adequate funds are not available, the Company may not be able to continue the development of its current or future product candidates, or to commercialize its current or future product candidates, if approved.

Going Concern

        The Company has relied on its ability to obtain funding for operations through private equity and debt financings. Management expects to incur significant expenses, increasing operating losses, and negative cash flows for the foreseeable future. The Company expects its expenses to increase in connection with conducting additional clinical trials of its lead product candidate, seeking regulatory approval for its lead product candidate and commercializing its lead product candidate, if approved. The Company may never achieve profitability and, as such, will need to raise additional cash. Accordingly, it will seek to fund its operations through public or private equity or debt financings or other sources. The Company plans to issue additional securities to finance its operating and capital requirements. While the Company expects to obtain additional financing, there is no assurance the Company will be successful in obtaining the funding necessary for future operations. Based on the Company's operating plan, existing working capital at December 31, 2012 was not sufficient to sustain

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

1(A). The Company and Basis of Presentation (Continued)

operations through December 31, 2013 without additional sources of cash. On April 19, 2013, the Company issued an aggregate of 17,000,000 shares of Series A preferred stock to funds affiliated with Longitude Capital and certain existing investors, for an aggregate purchase price of $17.0 million. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

1(B). Reverse Stock Split

        On June 11, 2013, the Company effectuated a 1-for-6.986 reverse stock split of its outstanding common stock, which was approved by the Company's board of directors on June 5, 2013. The reverse stock split resulted in an adjustment to the Series A preferred stock and Series A-1 preferred stock conversion prices to reflect a proportional decrease in the number of shares of common stock to be issued upon conversion. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented. The shares of common stock retained a par value of $0.001 per share. Accordingly, the stockholders' deficit reflects the reverse stock split by reclassifying from "common stock" to "Additional paid-in capital" in an amount equal to the par value of the decreased shares resulting from the reverse stock split.

2. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates.

        The Company utilizes significant estimates and assumptions in determining the fair value of its Common Stock. The Company utilized valuation methodologies in accordance with the framework of the 2004 American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its Common Stock. Each valuation methodology includes estimates and assumptions that require the Company's judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector, the prices at which the Company sold shares of its Preferred Stock, the superior rights and preferences of securities senior to its Common Stock at the time and the likelihood of achieving a liquidity event, such as an initial public offering or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of Common Stock at each valuation date.

Unaudited Interim Financial Information

        The accompanying interim balance sheet as of March 31, 2013, statements of operations and cash flows for the three months ended March 31, 2013 and 2012 and for the period from January 22, 2008 (Inception) to March 31, 2013 and the statement of convertible preferred stock and stockholder's

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

deficit for the three months ended March 31, 2013 are unaudited. The interim unaudited financial statements have been prepared in accordance with GAAP on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for a fair statement of the Company's financial position as of March 31, 2013 and the results of its operations and cash flows for the three months ended March 31, 2013 and 2012 and for the period from January 22, 2008 (Inception) to March 31, 2013. The financial data and other information disclosed in these Notes to the financial statements related to the three month periods ended March 31, 2013 and 2012 and for the period from January 22, 2008 (Inception) to March 31, 2013 are unaudited. The results for the three months ended March 31, 2013 are not necessarily indicative of results to be expected for a full fiscal year, any other interim periods or any future year or period.

Unaudited Pro Forma Presentation

        The unaudited pro forma balance sheet information as of March 31, 2013 assumes (i) the conversion of all outstanding shares of convertible preferred stock as of March 31, 2013 into 5,811,344 shares of common stock occurring immediately prior to the closing of the Company's proposed initial public offering, (ii) the issuance of 17,000,000 shares of convertible Series A preferred stock on April 19, 2013 and the conversion thereof into 2,433,437 shares of common stock occurring immediately prior to the closing of the Company's proposed initial public offering, and (iii) the issuance of 6,750,000 shares of Series A-1 preferred stock on May 29, 2013 through the cancellation of all indebtedness outstanding under a convertible note issued to Pfizer and the conversion thereof into 966,218 shares of common stock occurring immediately prior to the closing of the Company's proposed initial public offering. Pro forma cash and cash equivalents, total current assets and total assets include $17,000,000 of gross proceeds as a result of the Series A preferred stock issuance on April 19, 2013.

Cash and Cash Equivalents

        The Company invests its excess cash in bank deposits, money market accounts, and short-term investments. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

        Cash, cash equivalents, and marketable securities consist of financial instruments that potentially subject the Company to concentrations of credit risk. The Company has established guidelines for investment of its excess cash and believes the guidelines maintain safety and liquidity through diversification of counterparties and maturities.

Segment Information

        The Company views its operations and manages its business in one operating segment, which is the business of researching, developing and commercializing therapies for the treatment of patients with elevated levels of low-density lipoprotein cholesterol and other cardiometabolic risk factors.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

        The Company's financial instruments consist principally of cash and cash equivalents, other current assets, accounts payable and accrued liabilities that approximate their carrying value at December 31, 2012 and 2011.

Property and Equipment, Net

        Property and equipment are recorded at cost, less accumulated depreciation (see Note 9). Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to ten years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the related assets.

Impairment of Long-Lived Assets

        The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Excluding impairment losses recorded on assets held for sale, no other impairment losses have been recorded through December 31, 2012.

Research and Development

        Research and development expenses consist of costs incurred to further the Company's research and development activities and include salaries and related benefits, costs associated with pre-clinical studies and trials, non-clinical activities (such as toxicology studies), regulatory activities, manufacturing activities to support clinical activities, research-related overhead expenses, and fees paid to external service providers that conduct certain research and development, clinical, and manufacturing activities on behalf of the Company. Research and development costs are expensed as incurred.

In-Process Research and Development

        In April 2008, the Company acquired certain tangible research and development assets and intellectual property from Pfizer Inc. (Pfizer) (see Note 3). As the acquired in-process research and development had not reached technological feasibility and had no alternative future uses in connection with this asset and intellectual property acquisition and the related purchase price allocation, the Company expensed $85,612 as in-process research and development costs in 2008.

Accrued Clinical Development Costs

        Outside research costs are a component of research and development expense. These expenses include fees paid to contract research organizations and other service providers that conduct certain clinical and product development activities on behalf of the Company. Depending upon the timing of

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

payments to the service providers, the Company recognizes prepaid expenses or accrued expenses related to these costs. These accrued or prepaid expenses are based on management's estimates of the work performed under service agreements, milestones achieved and experience with similar contracts. The Company monitors each of these factors and adjusts estimates accordingly.

Income Taxes

        The Company utilizes the liability method of accounting for income taxes as required by Accounting Standards Codification (ASC) 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has incurred operating losses since inception. Accordingly, it is not more likely than not that the Company will realize deferred tax assets and as such, it has recorded a full valuation allowance.

Warrants to Purchase Preferred Stock

        The Company accounts for its warrants issued in connection with its various financing transactions based upon the characteristics and provisions of the instrument. Warrants classified as derivative liabilities are recorded on the Company's balance sheet at their fair value on the date of issuance and are marked-to-market on each subsequent reporting period, with the fair value changes recognized in the statement of operations. The warrants are measured using the Monte Carlo valuation model and are based, in part, upon inputs where there is little or no market data, requiring the Company to develop its own independent assumptions. The Company will continue to adjust the liability for changes in the fair value of these warrants until the earlier of the exercise of the warrants, the expiration of the warrants, or until such time as the warrants are no longer determined to be derivative instruments.

Stock-Based Compensation

        The Company accounts for stock-based compensation in accordance with the provisions of ASC 718, Compensation—Stock Compensation. Accordingly, compensation costs related to equity instruments granted are recognized over the requisite service periods of the awards on a straight-line basis at the grant-date fair value calculated using a Black-Scholes option pricing model. Additionally, under the provisions of ASC 718, the Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs. Any changes to the estimated forfeiture rates are accounted for prospectively. Stock-based compensation arrangements with non-employees are recognized at the grant-date fair value and then re-measured at each reporting period. Expense is recognized during the period the related services are rendered.

Recent Accounting Pronouncements

        In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. The guidance allows companies, at their option, to perform a qualitative assessment of indefinite-lived assets to determine if

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

it is more likely than not that the fair value of the asset exceeds its carrying value. If analysis of the qualitative factors results in the fair value of the indefinite-lived asset exceeding the carrying value, then performing the quantitative assessment is not required. This guidance will be effective for interim and annual periods beginning after December 15, 2012. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

        In June 2011, the FASB issued ASU 2011-05 which is an amendment to the accounting guidance for presentation of comprehensive income. Under the amended guidance, a company has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either choice, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. The amendment is effective for public companies with fiscal years ending, and interim periods within those years, beginning after December 15, 2011. The adoption of this update did not have a material impact on the Company's financial statements.

        In May 2011, the FASB issued ASU 2011-04 which is an amendment to the accounting guidance on fair value measurements. This accounting standard update clarifies the application of existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The amendments were effective on a prospective basis for annual and interim reporting periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on the Company's financial statements.

3. Stock Acquisition

        On April 28, 2008, HDL acquired all of the capital stock of Esperion from Pfizer in exchange for a non-subordinated convertible promissory note in the original principal amount of $5,000,000 (see Note 5).

        The Company allocated the purchase price of the Esperion acquisition in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, related to the purchase of a group of assets. SFAS No. 141 provides that the cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.

        In accordance with the provisions of SFAS No. 141, this transaction did not meet the criteria of a business combination, and all identifiable intangible assets, including in-process research and development, were assigned a portion of the purchase price based on their relative fair values. To this end, an independent valuation of the tangible assets acquired was used to determine the fair value of the identifiable tangible assets. The Company determined the value assigned to in-process research and development and intangible assets. The fair value of assets acquired exceeded the transaction consideration and therefore, under SFAS No. 141, the excess of fair value of assets received over consideration paid was allocated on a relative fair market value basis to in-process research and development, tangible and intangible assets.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

3. Stock Acquisition (Continued)

        The Company allocated total cost of the Esperion acquisition as follows:

Cash	$2,500,000
Property and equipment	1,317,005
Intangible assets	50,000
In-process research and development	85,612
Assets held for sale	1,047,383

Total	$5,000,000

        The income approach was used to estimate the fair value of the acquired in-process research and development based on projected cash flows through 2014 and a 35 percent discount rate. Material cash inflows were projected to begin in 2014. The replacement cost method was used to estimate the fair value of the tangible assets.

4. Assets Held For Sale

        Assets held for sale consist of equipment that was acquired as part of the Esperion acquisition (see Note 3) and is not intended for use by the Company in normal operations.

        During 2010, the Company entered into agreements to sell substantially all of the assets classified as held for sale which occurred in 2010 and continued through 2011. The 2010 sale included $182,188 of the assets held for sale sold in exchange for a promissory note that bore interest of 10 percent per annum and provided for monthly installment payments based on a five-year amortization schedule, with a balloon payment for the remaining principal due on December 31, 2011. The Company had a first priority security interest in all of the assets sold in the event of nonpayment by the note holder.

        During 2011, the note holder defaulted on the note and the Company received the collateralized assets back. The fair market value of the assets was less than the outstanding principal balance of the note and the Company therefore adjusted the carrying value of the assets to reflect their fair value and recorded an expense of $108,308 on the default of the note which is included in other expense in the accompanying statement of operations.

        During the year ended December 31, 2012, the Company determined that the carrying value of the assets classified as held for sale would not be fully recoverable and an impairment loss of $86,887 was recognized in other expense to write the remaining assets down to the estimated fair value. The fair value of the assets held for sale was based on recent market sales data for similar equipment less the related costs to sell. During the three months ended March 31, 2013, the Company recognized an impairment loss of $27,000 based on recent purchase offers. The Company recognized $187,393 and $214,393 of impairment expense related to the assets held for sale in the period from Inception through December 31, 2012 and the period from Inception through March 31, 2013, respectively.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

5. Debt

        The following is a reconciliation of the Company's various debt instruments:

	December 31,
			March 31, 2013
	2012	2011
			(unaudited)
Short term convertible notes issued January 2012	$6,000,000	$—	$—
Short term convertible notes issued September 2012	4,000,000	—	—
Short term convertible notes issued November 2012	5,700,000	—	—
Discount on short term convertible notes	(458,993)	—	—

Total short term convertible notes, net of debt discount	15,241,007	—	—
Long term debt	5,000,000	5,000,000	5,000,000
Accumulated paid-in-kind interest	2,528,845	1,897,328	2,528,845

Total long-term debt	7,528,845	6,897,328	7,528,845

Total debt	$22,769,852	$6,897,328	$7,528,845

Short-Term Convertible Notes

        On January 26, 2012, the Company entered into a convertible note financing in which it issued 10% convertible promissory notes that matured in January 2013 for an aggregate principal amount of $6,000,000 to certain existing investors. The convertible promissory notes allow for the unpaid principal and interest to be converted at the lowest price paid for a new class of preferred stock in a future equity financing in which the Company received at least $10,000,000 in proceeds, not including the conversion of any of the convertible promissory notes.

        On September 4, 2012, the Company entered into a convertible note financing pursuant to which certain existing investors agreed to loan the Company up to an additional $9,700,000. On September 4, 2012, the Company issued 10% convertible promissory notes that mature on September 4, 2013 for an aggregate principal amount of $4,000,000. On November 30, 2012, the Company issued additional 10% convertible promissory notes that mature on September 4, 2013 for an aggregate principal amount of $5,700,000. In connection with the September convertible note financing, the Company and the holders of the January 2012 convertible promissory notes agreed to extend the maturity date of the January 2012 notes to September 4, 2013. On February 12, 2013, the foregoing convertible promissory notes were converted into 16,623,092 shares of Series A preferred stock, in accordance with their terms and at their conversion price of $1.00 per share, and following such conversion, the notes were cancelled (see Note 18). In connection with the issuance of the September 4, 2012 and the November 30, 2012 10% convertible promissory notes, the Company issued warrants to purchase shares of Series A preferred stock for an aggregate price of $9,700. The estimated fair value of the warrants at issuance

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

5. Debt (Continued)

was $297,690. The proceeds from the sale of the preferred stock and warrants was allocated with $9,412,010 to the 10% convertible promissory notes and $297,690 to warrants. This resulted in a discount on the 10% convertible promissory notes which will be amortized into interest expense, using the effective interest method, over the life of the 10% convertible promissory notes (see Note 6). The Company recorded $58,494 of interest expense for the accretion of this discount during the year ended December 31, 2012 and the period from Inception through December 31, 2012. As a result of the conversion of the convertible promissory notes into shares of Series A preferred stock on February 12, 2013, the Company recorded the remaining $229,496 of interest expense for the accretion of this discount during the three months ended March 31, 2013.

        The holders of the September convertible promissory notes received the benefit of a deemed conversion price of the September convertible promissory notes that were below the estimated fair value of the Series A convertible preferred stock at the time of their issuance. The fair value of this beneficial conversion feature was estimated to be $287,990. The fair value of this beneficial conversion feature was recorded to debt discount and amortized to interest expense using the effective interest method over the term of the convertible promissory notes. The Company recorded $58,494 of interest expense related to the beneficial conversion feature during the year ended December 31, 2012. As a result of the conversion of the convertible promissory notes into shares of Series A preferred stock on February 12, 2013, the Company recorded the remaining $229,496 of interest expense for the accretion of the beneficial conversion feature during the three months ended March 31, 2013.

        If the short-term convertible promissory notes and Pfizer note were to convert to Series A and Series A-1 preferred stock and subsequently convert to common stock at the prevailing price of preferred stock, $1.00 per share, at December 31, 2012, such instruments would result in the issuance of 23,967,037 shares of common stock.

Pfizer Note

        On April 28, 2008, HDL acquired all of the capital stock of Esperion from Pfizer in exchange for a non-subordinated convertible note in the original principal amount of $5,000,000. This convertible promissory note matures on April 28, 2018. The note bears interest at 8.931 percent annually, payable semiannually on June 30 and December 31 by adding such unpaid interest to the principal of the note, which shall thereafter accrue interest. During the years ended December 31, 2012 and 2011, and the period from Inception through December 31, 2012, the Company accrued interest related to the note of $631,517, $577,065, and $2,528,845, respectively. During the three months ended March 31, 2013 and 2012, and the period from Inception through March 31, 2013, the Company accrued interest related to the note of $165,798, $153,578, and $2,694,643, respectively.

        The note may be converted at any time after April 28, 2010, into Series A-1 preferred stock at the prevailing purchase price of a preferred stock share at time of conversion if converted prior to an initial public offering and into common stock at the ten-day average closing price of the Company's common stock on the applicable securities exchange if converted after an initial public offering. During the three months ended March 31, 2013, the Company notified Pfizer of its intent to file a registration

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

5. Debt (Continued)

statement for an initial public offering. Pursuant to the sections of the convertible note agreement, Pfizer may not convert the convertible note during the period commencing on the notification date until 180 days following the effective date of the Registration Statement.

6. Warrants

        On September 4, 2012 and November 30, 2012, the Company issued warrants to purchase shares of the Company's Series A preferred stock to the purchasers of the foregoing convertible promissory notes for an aggregate purchase price of $9,700. If a Qualified Financing occurs, defined as a sale of a new class of preferred stock in a single transaction or a series of transactions in which the Company received at least $10,000,000 of proceeds excluding any note conversion, the warrants are exercisable into the number of shares of the new class of preferred stock with value equal to 20 percent of the principal of the convertible promissory notes issued in September and November 2012, or 1,940,000 preferred shares. If a Qualified Financing does not occur before the maturity date of the notes, then the warrants are exercisable into the Company's Series A preferred stock, par value $0.001 equal to 20 percent of the principal amount of the convertible promissory notes issued in September and November 2012 divided by the Series A original issuance price of $1.00 adjusted for stock splits, stock dividends, combinations, and recapitalizations. No such adjustment transactions occurred as of December 31, 2012. Based on the preceding provisions, the warrants are recorded as current liabilities of the Company at the estimated fair value at the date of issuance, with changes in estimated fair value recorded as income or expense in the Company's statements of operations in each subsequent period. The warrants expire five years from a Qualified Financing, if one occurs, or upon the maturity of the notes.

        The assumptions used in calculating the estimated fair market value at each reporting period represent the Company's best estimate, however, do involve inherent uncertainties. As a result, if factors or assumptions change the warrant liability, the estimated fair value could be materially different. The estimated fair value of the warrants was determined using the Monte Carlo valuation model which totaled $297,690 and was comprised of $141,779 and $155,911 as of and for the September and November 2012 financing, respectively, and was recorded as a discount on the related convertible promissory notes and amortized as interest expense over the term of the convertible promissory notes. Inherent in the Monte Carlo valuation model are assumptions related to expected stock-price volatility, expected life and risk-free interest rate. The Company estimates the volatility of its stock based on public company peer group historical volatility that is in line with the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon bond on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

        The Monte Carlo model is used to appropriately value the potential future exercise price based on various exit scenarios. This requires Level 3 inputs which are based on the Company's estimates of the probability and timing of potential future financings.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

6. Warrants (Continued)

        If the warrants were exercised at December 31, 2012 and the resulting Series A preferred stock was converted into common stock, this would result in the issuance of 277,690 shares of common stock.

7. Commitments and Contingencies

        The Company leases its facility under an operating lease that expires in October 2013 (see Note 17). The Company has an option to extend the lease term through October 2018, at which time the Company has an additional option to extend the lease term through October 2023. The Company's facility lease provides for a fixed monthly rent for the term of the lease and also provides for certain rent adjustments to be paid as determined by the landlord.

        The total rent expense for the years ended December 31, 2012 and 2011, and for the period from Inception to December 31, 2012, was approximately $335,000, $323,000, and $1,286,400, respectively. The total rent expense for the three months ended March 31, 2013 and 2012, and for the period from Inception to March 31, 2013, was approximately $86,000, $86,000, and $1,372,400, respectively. Future minimum payments as of December 31, 2012, under the facility lease are presented in the table below:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease	$287,000	$287,000	$—	$—	$—

Total	$287,000	$287,000	$—	$—	$—

        The Company also holds a license agreement in which it is obligated to make future minimum annual payments of $50,000 in years where there is not a milestone payment required under the terms of the agreement (see Note 15). Further, the Company is contractually obligated to issue an aggregate of 11,451 shares of common stock upon meeting various future milestones set forth in the agreement.

8. Fair Value Measurements

        The Company follows accounting guidance that emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Fair value measurements are defined on a three level hierarchy:

Level 1 inputs:	Quoted prices for identical assets or liabilities in active markets;
Level 2 inputs:	Observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and
Level 3 inputs:	Unobservable inputs that are supported by little or no market activity and require the reporting entity to develop assumptions that market participants would use when pricing the asset or liability.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

8. Fair Value Measurements (Continued)

        The following table presents the Company's financial assets and liabilities that have been measured at fair value on a recurring basis:

Description	Total	Level 1	Level 2	Level 3
March 31, 2013 (unaudited)
Assets:
Money market fund	$3,800,010	$3,800,010	$—	$—

Total assets at fair value	$3,800,010	$3,800,010	$—	$—

Liabilities:
Warrants	$307,281	$—	$—	$307,281

Total liabilities at fair value	$307,281	$—	$—	$307,281

December 31, 2012
Assets:
Money market fund	$6,357,542	$6,357,542	$—	$—

Total assets at fair value	$6,357,542	$6,357,542	$—	$—

Liabilities:
Warrants	$265,323	$—	$—	$265,323

Total liabilities at fair value	$265,323	$—	$—	$265,323

December 31, 2011
Assets:
Money market fund	$1,417,130	$1,417,130	$—	$—

Total assets at fair value	$1,417,130	$1,417,130	$—	$—

        There were no transfers between Levels 1, 2 or 3 during 2012, 2011 or the three months ended March 31, 2013 or March 31, 2012.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

8. Fair Value Measurements (Continued)

        The following table summarizes the changes in the fair value of the Company's Level 3 warrant liabilities for the year ended December 31, 2012 and for the three months ended March 31, 2013:

December 31, 2012
Level 3 Liabilities:
As of January 1, 2012	$—
Issuance of warrants	297,690
Change in fair value	(32,367)

As of December 31, 2012	$265,323

Change in fair value (unaudited)	41,958

As of March 31, 2013 (unaudited)	$307,281

Fair Value Measurements on a Nonrecurring Basis

        In addition to items that are measured at fair value on a recurring basis, the Company also measures assets held for sale at the lower of its carrying amount or fair value on a nonrecurring basis. As discussed in Note 4, the Company recorded an impairment charge related to assets held for sale during the year ended December 31, 2012. The fair value of assets held for sale was estimated using a market approach, considering the estimated fair value for other comparable equipment which are Level 3 inputs.

9. Property and Equipment

        Property and equipment consist of the following:

	December 31,
			March 31, 2013
	2012	2011
			(unaudited)
Lab equipment	$1,057,276	$1,062,635	$1,057,276
Computer equipment	99,412	101,672	99,412
Software	96,668	96,668	96,668
Furniture and fixtures	11,309	6,662	11,309
Leasehold improvements	21,381	21,381	21,381

Subtotal	1,286,046	1,289,018	1,286,046
Less accumulated depreciation and amortization	1,165,836	1,037,491	1,198,114

Property and equipment, net	$120,210	$251,527	$87,932

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

9. Property and Equipment (Continued)

        Depreciation expense was $139,433, $178,471 and $1,377,171 for the years ended December 31, 2012 and 2011, and the period from Inception through December 31, 2012, respectively. Depreciation expense was $32,278, $36,861 and $1,409,449 for the three months ended March 31, 2013 and 2012, and the period from Inception through March 31, 2013, respectively.

10. Other Accrued Liabilities

        Other accrued liabilities consist of the following:

	December 31,
			March 31, 2013
	2012	2011
			(unaudited)
Accrued professional fees	$136,907	$28,500	336,100
Accrued franchise and property taxes	12,697	3,220	2,757
Accrued employee-related costs	60,725	408,453	305,918
Accrued other	—	3,000	14,615

Total other accrued liabilities	$210,329	$443,173	$659,390

11. Convertible Preferred Stock and Stockholders' Deficit

        On January 22, 2008, HDL was incorporated in the state of Delaware with 1,000 shares of authorized common stock. In April 2008, the Board of Directors approved an amended and restated certificate of incorporation. The amendment increased HDL's authorized number of shares of common stock to a total of 44,025,145 and authorized two new series of preferred stock designated as Series A and Series A-1 preferred stock consisting of 33,250,000 shares of Series A preferred stock and 6,475,145 shares of Series A-1 preferred stock. In April 2008, HDL sold 286,286 shares of common stock and 10,000,000 shares of Series A preferred stock in a private offering (the Initial Financing), raising net proceeds of $200 and $10,000,000, respectively. In the Initial Financing, the Company converted an outstanding promissory note in the principal amount of $250,000 from an officer of the Company into 250,000 shares of Series A preferred stock.

        As a result of commencing Phase 1 clinical trials in December 2009, the Company issued 6,000,000 additional shares of Series A preferred stock, raising net proceeds of $6,000,000 in January 2010 (Second Tranche Shares in the Initial Financing agreement).

        In April 2010, the Company issued an additional 1,000,000 shares of Series A preferred stock to an officer and new investors for $1,000,000 in net proceeds. In connection with this sale, the Initial Financing agreement was amended to allow for the additional issuance of shares. The Company also amended its certificate of incorporation to increase its number of authorized shares to 45,025,145 shares of common stock and 40,725,145 shares of preferred stock, including 34,250,000 shares of Series A preferred stock and 6,475,145 shares of Series A-1 preferred stock.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

11. Convertible Preferred Stock and Stockholders' Deficit (Continued)

        In November 2010, the Company issued an additional 25,000 shares of Series A preferred stock to an officer of the Company in exchange for $25,000.

        As a result of commencing Phase 2a clinical trials in December 2010, the Company issued 6,700,000 shares of Series A preferred stock, raising net proceeds of $6,700,000 in January 2011 (Third Tranche Shares in the Initial Financing agreement). The Company also amended its certificate of incorporation to increase the number of authorized shares to 50,000,000 shares of common stock and 41,682,329 shares of preferred stock, including 34,785,000 shares of Series A preferred stock and 6,897,329 shares of Series A-1 preferred stock.

        In September 2012, the Company amended its certificate of incorporation to increase the number of authorized preferred shares to 42,647,283, including 34,785,000 shares of Series A preferred stock and 7,862,283 shares of Series A-1 preferred stock.

        As of December 31, 2012, the Company did not have sufficient preferred and common shares authorized under its certificate of incorporation to permit the conversion of the outstanding convertible promissory notes issued during 2012. Pursuant to the terms of the note purchase agreements, in the event any or all of the notes were to be converted, the purchasers and the Company agreed to take all action necessary to amend the certificate of incorporation to increase the number of authorized shares of Series A preferred stock and common stock to permit such conversion. The Company subsequently amended its certificate of incorporation to increase the number of shares of Series A preferred stock authorized to 41,636,970 and number of shares of common stock authorized to 56,519,253 in connection with the conversion of the notes on February 12, 2013 into 16,623,092 shares of Series A preferred stock. On March 25, 2013 and April 10, 2013, the Company amended its certificate of incorporation to increase the number of shares of Series A preferred stock authorized to 42,538,092 and 59,538,092, respectively, and the number of shares of common stock authorized to 58,220,375 and 75,220,375, respectively (see Note 18).

Convertible Preferred Stock

        As of December 31, 2012 and 2011, the Company had authorized a total of 42,647,283 and 41,682,329 shares of preferred stock, respectively, designated in various series. The preferred stock designated as Series A and Series A-1 is summarized as follows:

	December 31, 2012
	Shares Designated	Liquidation Preference Per Share	Shares Issued and Outstanding
Series A	34,785,000	$1.00	23,975,000
Series A-1	7,862,283	—	—

	42,647,283	$1.00	23,975,000

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

11. Convertible Preferred Stock and Stockholders' Deficit (Continued)

	December 31, 2011
	Shares Designated	Liquidation Preference Per Share	Shares Issued and Outstanding
Series A	34,785,000	$1.00	23,975,000
Series A-1	6,897,329	—	—

	41,682,329	$1.00	23,975,000

	March 31, 2013
	Shares Designated	(unaudited) Liquidation Preference Per Share	Shares Issued and Outstanding
Series A	42,538,092	$1.00	40,598,092
Series A-1	7,862,283	—	—

	50,400,375	$1.00	40,598,092

Voting

        The holders of preferred stock have various rights and preferences. Each share of Series A and Series A-1 preferred stock has certain voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class with the common stock.

        A separate vote of a majority of the Series A preferred stock, equal to the number of shares of common stock into which it is convertible, is required for certain activities, including certain issuances of common stock; for any redemption, repurchase, dividend, or other distribution with respect to the common stock; any agreement by the Company or its stockholders regarding certain mergers or consolidations of the Company; a sale of all or substantially all of the assets of the Company; or any redemption, repurchase, dividend, or other distribution with respect to any shares of preferred stock.

        As the Series A preferred stock could be redeemed in a "deemed liquidation" in the event of a change of control and the redemption features are considered to be outside the control of the Company, all shares of Series A preferred stock have been presented outside of permanent equity in accordance with ASC 480.

Liquidation

        In the event of any liquidation, dissolution, or winding-up of the Company, including a merger, acquisition, or sale of assets where the holders of the Company's common stock and preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A preferred stock shall be entitled to receive prior and in preference to any distribution of the assets of the Company to the holders of Series A-1 preferred stock and common stock, an amount equal to $1.00 for each share of Series A preferred stock held, plus any declared but unpaid dividends. After payment of the full liquidation preference to holders of Series A preferred stock, but prior to any

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

11. Convertible Preferred Stock and Stockholders' Deficit (Continued)

distribution or payment to holders of common stock, the holders of Series A-1 preferred shall be entitled to receive a distribution equal to the original issue price of a share of Series A-1 preferred stock plus any declared but unpaid dividends. After payment of the full liquidation preference(s) to the Series A and Series A-1 stockholders, the remaining assets legally available for distribution shall be distributed ratably to the holders of common stock and preferred stock on an as if converted to common stock basis.

Dividends

        Holders of Series A and Series A-1 preferred stock, in preference to the holders of common stock, are entitled to receive cash dividends at the rate of eight percent of the respective original issue price per annum on each outstanding preferred share on a pari passu basis. Such dividends are payable only when, as and if declared by the Board of Directors and are non-cumulative. There have been no dividends declared, accrued or paid during the period from Inception through December 31, 2012 or the three months ended March 31, 2013.

Conversion

        Any share of Series A or Series A-1 preferred stock may be converted at the option of the holder at any time into shares of common stock at the Series A preferred conversion price or the Series A-1 preferred conversion price then in effect.

        Each share of Series A and Series A-1 preferred stock shall automatically be converted into shares of common stock based upon the then-effective Series A preferred conversion price and the Series A-1 preferred conversion price, respectively, upon the affirmative election of the holders of at least 60% of the outstanding shares of the Series A preferred stock and Series A-1 preferred stock voting as a single class.

        Each share of Series A preferred stock shall automatically convert into shares of common stock based upon the effective Series A preferred conversion price upon (i) the affirmative election of the holders of at least two-thirds of the outstanding shares of the Series A preferred stock; (ii) the Company's sale of its common stock in a firmly underwritten public offering in which the per share price is at least three times the Series A original issue price adjusted for stock splits, dividends, recapitalizations, and the like, and which would result in gross proceeds to the Company of at least $40 million (prior to deducting underwriting discounts and commissions); or (iii) the affirmative election of at least a majority of the outstanding shares of the Series A preferred stock following the closing of a firmly underwritten public offering that covers the offer and sale of common stock for the Company that does not meet the three times original issue price or gross proceeds requirements above. Upon an automatic conversion, any declared and unpaid dividends shall be paid to the holders of Series A preferred stock.

        Each share of Series A-1 preferred stock shall automatically convert into shares of common stock based upon the effective Series A-1 preferred conversion price upon the Company's sale of its common stock in a firmly underwritten public offering which results in gross proceeds to the Company of at

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

11. Convertible Preferred Stock and Stockholders' Deficit (Continued)

least $25 million (prior to underwriting discounts and commissions). Upon an automatic conversion, any declared and unpaid dividends shall be paid to the holders of Series A-1 preferred stock.

        The Series A preferred conversion rate and Series A-1 preferred conversion rate is the $1.00 Series A original issue price, divided by the Series A preferred conversion price, initially set at $6.986, or 0.143 common shares. The Series A preferred conversion price can be adjusted in connection with certain dilutive events; however, there have been no such adjustments to date.

        The Company has convertible debt, convertible Preferred Stock and warrants, all of which are convertible into Series A and Series A-1 preferred stock. Additionally, the Company has stock options outstanding. The following table presents the number of common shares which could be issuable upon the conversion of convertible instruments or exercise of options at December 31, 2012 and March 31, 2013:

	December 31, 2012	March 31, 2013
		(unaudited)
Convertible preferred stock	3,431,865	5,811,347
Warrants for preferred stock	277,690	277,690
Common shares under option	211,500	610,772
Convertible debt	3,430,723	1,101,437

Total shares issuable upon conversion or exercise	7,351,778	7,801,246

12. Stock Compensation

        In April 2008, the Company adopted the 2008 Incentive Stock Option and Restricted Stock Plan (the 2008 Plan), administered by the Board of Directors or a committee appointed by the Board of Directors. The 2008 Plan provides for the granting of stock options and restricted stock to employees and nonemployees of the Company. Options granted under the 2008 Plan may either be incentive stock options (ISOs), restricted stock awards (RSAs) or nonqualified stock options (NQSOs). Stock options and restricted stock grants may be granted to employees, directors and consultants.

        Stock awards under the 2008 Plan may be granted for up to ten years from the adoption of the 2008 Plan at prices no less than 100 percent of the fair value of the shares on the date of the grant as determined by (i) the closing price of the Company's common stock on any national exchange, (ii) the National Association of Securities Dealers Inc. Automated Quotation System (NASDAQ), if so authorized for quotation as a NASDAQ security, or (iii) by reasonable application of a reasonable valuation method. The valuation methods utilized by the Company are consistent with the AICPA Technical Practice Aid.

        The vesting of options granted or restricted awards given will be determined individually with each option grant. Generally, 25 percent of the granted amount will vest upon the first anniversary of the option grant with the remainder vesting ratably on the first day of each calendar quarter for the following three years. Stock options have a 10 year life and expire if not exercised within that period, or if not exercised within 90 days of cessation of employment with the Company.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

12. Stock Compensation (Continued)

        As of December 31, 2012 and 2011 and the three months ended March 31, 2013 and March 31, 2012, under the 2008 Plan, 658,381, 310,632, 772,896 and 310,632 shares of common stock, respectively, have been reserved and approved for issuance, subject to adjustment for a stock split or any future stock dividend or other similar change in the Company's common stock or capital structure.

        Activity under the Company's stock option plan is set forth below:

	Number of Options	Weighted-Average Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at April 24, 2008 (plan inception)	—	—
Granted	106,055	$1.05
Forfeited or expired	(10,736)	$1.05

Outstanding at December 31, 2008	95,319	$1.05	8.4	$—
Granted	15,745	$1.05
Exercised	(3,578)	$1.05		$—

Outstanding at December 31, 2009	107,486	$1.05	8.0	$22,528
Granted	101,149	$1.26
Forfeited or expired	(3,993)	$1.15

Outstanding at December 31, 2010	204,642	$1.15	7.6	$79,153
Granted	9,302	$1.54
Forfeited or expired	(1,566)	$1.14
Exercised	(15,016)	$1.06		$7,197

Outstanding at December 31, 2011	197,362	$1.18	6.6	$140,274
Granted	68,708	$1.89
Forfeited or expired	(15,834)	$1.18
Exercised	(38,736)	$1.06		$26,425

Outstanding at December 31, 2012	211,500	$1.43	7.5	$141,389

Granted (unaudited)	400,256	$2.10
Forfeited or expired (unaudited)	(984)	$1.54

Outstanding at March 31, 2013 (unaudited)	610,772	$1.87	8.9	$140,839

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

12. Stock Compensation (Continued)

        The following table summarizes information about the Company's stock option plan as of March 31, 2013 and December 31, 2012:

	Number of Options	Weighted-Average Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Vested and expected to vest at December 31, 2012	211,500	$1.43	7.5	$141,389
Exercisable at December 31, 2012	111,639	$1.19	6.6	$101,101
Vested and expected to vest at March 31, 2013 (unaudited)	580,356	$1.81	8.9	$139,875

Exercisable at March 31, 2013 (unaudited)	154,052	$1.38	7.1	$110,648

        The following table shows the weighted-average assumptions used to compute the share-based compensation costs for the stock options granted to employees and non-employees during the period from Inception to December 31, 2012, using the Black-Scholes option pricing model:

	Year ended December 31,		Period From January 22, 2008 (Inception) Through December 31, 2010
				Three Months Ended March 31, 2013
	2012	2011
				(unaudited)
Risk-free interest rate	0.85%	2.50%	2.50%	1.02%
Dividend yield	—	—	—	—
Weighted-average expected life of options (years)	6.25	6.25	6.25	6.25
Volatility	80%	80%	80%	74%

        The risk-free interest rate assumption was based on the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future. The weighted-average expected life of the options was calculated using the simplified method as prescribed by the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107 (SAB No. 107). This decision was based on the lack of relevant historical data due to the Company's limited historical experience. In addition, due to the Company's limited historical data, the estimated volatility also reflects the application of SAB No. 107, incorporating the historical volatility of comparable companies whose share prices are publicly available.

        The weighted-average grant-date fair values of stock options granted during the years ended December 31, 2012 and 2011, and the period from Inception through December 31, 2012 were $1.33, $1.12 and $0.91, respectively. During the years ended December 31, 2012 and December 31, 2011, and the period from Inception through December 31, 2012, the Company recognized stock-based compensation expense of $79,861, $78,451 and $257,108, respectively.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

12. Stock Compensation (Continued)

        The weighted-average grant-date fair values of stock options granted during the three months ended March 31, 2013 and the period from Inception through March 31, 2013 were $1.40 and $1.19, respectively. During the three months ended March 31, 2013 and March 31, 2012, and the period from Inception through March 31, 2013, the Company recognized stock-based compensation expense of $54,972, $16,142 and $312,080, respectively.

        As of December 31, 2012 and 2011 and March 31, 2013 and March 31, 2012, there was approximately $94,018, $24,357, $588,415 and $51,924, respectively, of total unrecognized compensation cost related to the unvested share-based compensation arrangements granted under the Company's equity incentive plan. The remaining unrecognized compensation cost will be recognized over a weighted-average period of approximately 2.6 and 3.6 years as of December 31, 2012 and March 31, 2013, respectively.

13. Employee Benefit Plan

        During 2008, the Company adopted the Esperion Therapeutics, Inc. 401(k) Plan (the 401(k) Plan), which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings. The Company may, at its sole discretion, contribute for the benefit of eligible employees. There have been no Company contributions to the 401(k) Plan during 2012, 2011 or from Inception through December 31, 2012.

14. Income Taxes

        There is no provision for income taxes because the Company has incurred operating losses since inception. At March 31, 2013, the Company has concluded that it is more likely than not that the Company may not realize the benefit of its deferred tax assets due to its history of losses. Accordingly, the net deferred tax assets have been fully reserved.

        As of December 31, 2012 and 2011, the Company had deferred tax assets of approximately $14,351,000 and $10,386,000, respectively. Realization of the deferred assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

        As of December 31, 2012 and 2011, the Company had federal net operating loss carryforwards of approximately $40,465,000 and $29,206,000, respectively. The federal net operating loss and tax credit carryforwards will expire at various dates beginning in 2028, if not utilized.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

14. Income Taxes (Continued)

        A reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate is as follows:

	December 31,
	2012	2011
Federal income tax (benefit) at statutory rate	(34.0)%	(34.0)%
State income tax benefit, net of federal benefit	—%	(0.7)%
Permanent items	0.4%	(0.1)%
Other	(0.2)%	3.2%
Change in valuation allowance	33.8%	31.6%

Effective income tax rate	0.0%	0.0%

        If the Company experiences a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period, a Section 382 ownership change, utilization of the net operating loss carryforwards and credits will be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

        The Company's reserves related to taxes are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. The Company recognized no material adjustment for unrecognized income tax benefits. Through December 31, 2012, the Company had no unrecognized tax benefits or related interest and penalties accrued.

        Significant components of the Company's deferred tax assets are summarized in the table below:

	December 31,
	2012	2011
Deferred tax assets:
Federal and state operating loss carryforwards	$14,207,000	$10,351,000
Temporary differences	144,000	36,000

Total deferred tax assets	14,351,000	10,386,000
Valuation allowance	(14,351,000)	(10,386,000)

Net deferred tax assets	$—	$—

15. License Agreement

        In December 2011, the Company entered into a license agreement for certain U.S. and foreign patents and patent applications regarding new high-density lipoprotein therapies to treat cardiovascular disease in exchange for 2,862 shares of common stock, plus an issue fee of $50,000. The license agreement will expire in 2028, which is the date of the last to expire of the licensed patents. The Company recorded the common stock, which was valued at its fair value of $4,400, and the issue fee within general and administrative expenses in the statements of operations.

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

15. License Agreement (Continued)

        The license agreement provides for a minimum annual payment of $50,000 for any years in which a milestone is not achieved, fully creditable against any earned royalties per calendar year.

        Milestone achievement payments are due within 30 days of the milestone achievement. No milestones have been achieved to date under the license agreement. Additionally, the agreement provides for the Company to reimburse the patent holder for certain patent costs during the term of the agreement. The Company recognized expenses associated with this license agreement of $50,000, $54,400 and $104,400 during the years ended December 31, 2012 and 2011 and the period from Inception through December 31, 2012, respectively, in general and administrative expenses.

16. Net Loss Per Common Share

        Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, convertible debt, warrants for preferred stock and stock options are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. Interest expense for convertible debt that is dilutive is added back to net income in the calculation of diluted net loss per share.

        The shares outstanding at the end of the respective periods presented below were excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	December 31,
			Period from January 22, 2008 (Inception) Through December 31, 2012
	2012	2011		March 31, 2013
				(unaudited)
Common shares under option	211,500	197,362	211,500	610,772
Convertible preferred stock	23,975,000	23,975,000	23,975,000	40,598,092
Warrants for preferred stock	1,940,000	—	1,940,000	1,940,000
Convertible debt	23,967,037	6,897,328	23,967,037	7,694,643

Total potential dilutive shares	50,093,537	31,069,690	50,093,537	50,843,507

17. Related-Party Transactions

        During 2008, a nonemployee officer of the Company was granted 14,446 stock options under the 2008 Plan in exchange for consulting services rendered. The exercise price of the options was $1.05 per

Esperion Therapeutics, Inc.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of March 31, 2013 and thereafter and for
the three months ended March 31, 2013 and 2012 and the period from
January 22, 2008 (Inception) to March 31, 2013 is unaudited)

17. Related-Party Transactions (Continued)

share. Originally, the options vested ratably over 48 calendar months. Effective January 1, 2010, the nonemployee became a member of the Board of Directors, and the remaining unvested options were modified to vest ratably over each subsequent calendar quarter. The Company recognized approximately $2,000 and $6,000 of expense related to the vesting of these stock options for the years ended December 31, 2012 and 2011, respectively, and $12,000 for the period from Inception through December 31, 2012. None of the options have been exercised as of December 31, 2012. The modification did not result in a material change to the fair value of the award.

        During 2012 and 2011, an officer of the Company was a non-voting member of the Board of Directors of the not-for-profit entity, Ann Arbor SPARK, that owned the facility leased by the Company (see Note 7). In November 2012, the lease was assigned to the Michigan Land Bank Track Authority and as of December 31, 2012 was no longer considered a related party transaction to the Company.

18. Subsequent Events

        Subsequent events have been evaluated through the date these financial statements were filed within the registration statement on Form S-1 with the Securities & Exchange Commission.

April 2013 Series A Preferred Stock Issuance

        On April 19, 2013, the Company issued and sold an aggregate of 17,000,000 shares of Series A preferred stock at a price of $1.00 per share for gross proceeds of $17.0 million to funds affiliated with Longitude Capital and certain existing investors. Each share of Series A preferred stock issued in this financing is initially convertible into 0.143 shares of common stock. Upon the closing of the financing, Patrick Enright of Longitude Capital became a member of the board of directors.

Pfizer Promissory Note Conversion (unaudited)

        On May 29, 2013 the Company entered into a stock purchase agreement with Pfizer Inc. and sold 6,750,000 shares of Series A-1 preferred stock at a price of $1.1560 per share. The purchase price was paid through the cancellation of all outstanding indebtedness, including accrued interest, under the Pfizer convertible promissory note, which had an outstanding balance, including accrued interest, of $7,803,000 as of May 29, 2013.

5,000,000 Shares

Common Stock

Credit Suisse	Citigroup
JMP Securities	Stifel